Annual Report





2025



HORIZON℠
BANK

Dear Fellow Shareholders,

2025 was a positive year for Horizon's key stakeholders on many fronts. For our shareholders, we delivered a significant step forward in Horizon's strategy to improve shareholder performance. Throughout the first half of the year, the team organically advanced the financial results of the organization and closed the gaps on net interest margin (NIM) and return on assets (ROA) relative to industry averages. Our community banking model continued to drive our performance improvement, led by strong, quality loan growth and solid deposit gathering efforts, while retaining peer-leading credit metrics. As we entered the third quarter of 2025 with the core operations of the Company solidified, executive leadership and the Board decided to remove the legacy structural inefficiencies on the balance sheet that had prevented Horizon from being recognized as one of the top performing community banks in our peer set. We initiated these actions through the sale of a large portion of the securities portfolio, the exit of the indirect auto portfolio, and the elimination of non-core funding sources. As these balance sheet activities unfolded, our community banking team remained focused on what we do best - providing active leadership in our local communities, extending credit to build and expand businesses and homeownership, and delivering excellent products and services for everyday banking activities.



Thomas M. Prame
*Chief Executive Officer
& President*

The balance sheet activities were also accompanied by successful debt and equity raises that align with our sound capital management practices. In our engagements with the capital markets, we found Horizon's business model and strategy to be well received. Both offerings were significantly oversubscribed, with existing and new investors to Horizon, which re-affirmed our confidence in our strategic plans.

Our restructuring efforts concluded in the fourth quarter as Horizon emerged with an industry leading return on asset profile exceeding 1.6%, and ROE of nearly 16% and a net interest margin exceeding 4.20%. Proudly, these results accentuate the high quality, core banking franchise and resilient balance sheet design that has been the foundation to Horizon's success for decades and the cornerstone of the value proposition for our shareholders. We are confident our efforts to build today's balance sheet will yield consistent and durable top-tier returns for our shareholders heading into 2026, and beyond.



Eric P. Blackhurst
Chairman of the Board

For our communities, we continue to take pride in our efforts to help lead success in markets we call home. Horizon's highly engaged and local teams of 800-plus strong continue to deliver products and services aimed at growing and enriching the lives of our clients and providing sound and trusted financial advice. Over the course of 2025, our teams provided over $1 billion in new loans in our local communities, to business owners to create more jobs and grow our economies, and to consumers to purchase and renovate homes. Additionally, we continue providing multiple impact lending programs to help develop our communities and we are proud to assist in their continued advancement. Finally, our team members volunteered over 13,000 hours to 200+ local organizations. These efforts were further supported by Horizon's contributions exceeding $500,000 in financial support to local organizations, helping to make a lasting impact on our communities. Horizon has a long history of giving back to our communities, and we look forward to continuing these strong partnerships across our Indiana and Michigan markets.

Select Highlights for 2025

- Quality commercial loan growth of approximately 12%, funded by our granular low-cost, core deposit base through 70 plus branches in some of what we have determined are the most attractive markets in the Midwest.
- Peer-leading credit performance with annualized charge offs of .06%.
- Continued strategic investments in our community banking model with a new branch opened in Kalamazoo, Michigan and a groundbreaking in Indianapolis, Indiana in anticipation of a mid-2026 grand opening.
- Exited the year with Q4 2025 net interest margin in excess of 4.25%, increasing over 125 basis points when compared to same period in the prior year. Additionally, return on average assets (ROAA) exited the year at over 1.6% annualized in the fourth quarter of 2025.

While we are confident in our financial outlook, we must ensure we consistently advance our efforts to attract and engage with clients. In 2025, our technology teams delivered a new teller system in our branches and a new loan origination platform for our Commercial business customers, all intended to ensure the customer experience with Horizon is simpler, faster, and more secure. Our teller system is fully integrated into our core processing system, which permits quicker in-person transactions, seamless integration into online platforms, and reduced client fraud losses. The Commercial lending platform will deliver faster response times for clients, with redesigned operational processes aimed at enhancing collaborative efficiency between teams. Initial results have shown meaningful improvements, and we anticipate additional enhancements will be deployed throughout 2026. Each of these investments represents our commitment to our relationship banking model, creating more efficient and streamlined interactions, while expanding our capabilities to help our clients grow and prosper.

As seen through our renewed strategic positioning and improved financial results, we are heading into 2026 with positive momentum on many fronts. Our business model is generating peer-leading, durable returns and is positioned with new optionality to create value for our shareholders. Horizon's new earnings profile will generate significant capital, which will provide stability to weather economic volatility and the fuel to enhance the growth of our peer-leading community banking model. Additionally, the executive leadership and the Board will continue its proactive approach and consideration for all avenues that create long-term, sustainable shareholder value. We thank you for trusting us with your investment and we remain committed to providing a level of success that will warrant your continued support.

Thomas M. Prame

Thomas M. Prame
Chief Executive Officer & President

Eric P. Blackhurst

Eric P. Blackhurst
Chairman of the Board
Retired Associate General Counsel,
Corporate & Financial Law | Dow Chemical Company

Summary of Selected Financial Data

Dollar amounts in thousands except per share data and ratios.

	2025	2024	2023	2022	2021
Earnings					
Net interest income	$ 229,484	$ 188,604	$ 175,744	$ 199,518	$ 175,805
Credit loss expense	1,896	5,389	2,459	(1,816)	(2,084)
Non-interest (loss) income	(256,450)	2,971	11,998	47,451	57,952
Non-interest expense	172,291	158,836	146,284	143,201	133,394
Income tax (benefit) expense	(50,671)	(8,079)	11,018	12,176	15,356
Net (loss) income available to common shareholders	$ (150,482)	$ 35,429	$ 27,981	$ 93,408	$ 87,091
Cash dividends	$ 30,636	$ 28,328	$ 28,345	$ 27,765	$ 24,768
Per Share Data					
Basic earnings per share	$ (3.24)	$0.81	$0.64	$2.14	$1.99
Diluted earnings per share	(3.24)	0.80	0.64	2.14	1.98
Cash dividends declared per common share	0.64	0.64	0.64	0.63	0.56
Book value per common share	13.50	17.46	16.47	15.55	16.61
Tangible book value per common share	10.32	13.68	12.60	11.59	12.58
Weighted average shares outstanding					
Basic	46,486,776	43,702,314	43,630,160	43,568,823	43,802,733
Diluted	46,486,776	44,064,491	43,843,880	43,699,734	43,955,280
Period End Totals					
Loans, net of deferred loan fees and unearned income	$ 4,876,542	$ 4,847,040	$4,417,630	$4,157,998	$3,658,534
Allowance for credit losses	51,299	51,980	50,029	50,464	54,286
Total assets	6,436,611	7,801,146	7,940,485	7,872,518	7,411,889
Total deposits	5,275,417	5,600,652	5,664,893	5,857,774	5,802,991
Total borrowings	248,586	1,232,252	1,353,050	1,258,872	828,274
Ratios					
Loan to deposit	92.62%	86.75%	78.01%	71.08%	63.26%
Loan to total funding	87.39%	71.93%	62.97%	58.51%	55.36%
Return on average assets	-2.06%	0.45%	0.36%	1.24%	1.34%
Average stockholders' equity to average total assets	10.21%	9.42%	8.97%	9.07%	10.93%
Return on average stockholders' equity	-20.20%	4.80%	3.96%	13.66%	12.23%
Dividend payout ratio (dividends divided by basic earnings per share)	-19.75%	79.01%	100.00%	29.44%	28.14%
Price to book value ratio	125.62%	92.27%	86.89%	96.98%	125.53%
Price to earnings ratio	-5.23x	19.89x	22.36x	7.05x	10.53x

Horizon Bancorp, Inc. & Horizon Bank Boards of Directors



Kevin W. Ahern
Managing Partner
Brush Creek Partners



Brian W. Maass
Consultant & Finance Executive



Michele A. Samuels
SVP, General Auditor & Compliance Officer
Blue Cross Blue Shield MI



Eric P. Blackhurst
Chairman
Retired Associate General Counsel, Corporate Transactions & Latin America
The Dow Chemical Company



Larry S. Magnesen
Retired Senior Marketing Executive
Independent Advisor



Brian C. Walker
Retired Executive
Independent Advisor



Lawrence E. Burnell
Vice Chairman
White Lodging Services Corporation



Michele M. Magnuson
Retired President & Chief Financial Officer
LaPorte Bancorp, Inc.



Vanessa P. Williams
SVP, General Counsel & Assistant Secretary
Kelly Services



James B. Dworkin
Chancellor Emeritus & Professor of Management
Mitchell E. Daniels School of Business Purdue University



Thomas M. Prame
Chief Executive Officer & President
Horizon Bancorp, Inc.



Julie S. Freigang
Vice President & Chief Information Officer
CF Industries Holdings, Inc.



(Ms. Freigang submitted notice of her resignation from the Board of Directors, effective January 20, 2026, which was accepted by the Board of Directors on that same day.)



Steven W. Reed
Partner
BGBC Partners, LLP

Horizon Bancorp, Inc. Executive Directors


Kathie A. DeRuiter
Executive Vice President & Senior Operations Officer


Lynn M. Kerber
Executive Vice President & Chief Commercial Officer


Mark E. Secor
Executive Vice President, Chief Administrative Officer


Todd A. Etzler
Executive Vice President, Corporate Secretary & Chief Legal & Risk Officer


Thomas M. Prame
Chief Executive Officer & President


John R. Stewart
Executive Vice President & Chief Financial Officer

Horizon Bank Executive Officers


Kathie A. DeRuiter
Executive Vice President & Senior Operations Officer


Lynn M. Kerber
Executive Vice President & Chief Commercial Officer


Mark E. Secor
Executive Vice President, Chief Administrative Officer


Todd A. Etzler
Executive Vice President, Corporate Secretary & Chief Legal & Risk Officer


Thomas M. Prame
Chief Executive Officer & President


John R. Stewart
Executive Vice President & Chief Financial Officer

Regional Presidents


Robert E. Avery
Regional President
Central Indiana


Steven C. Kring
Regional President
Northwest Indiana


David M. Quade
Regional President
Central & Northern Michigan

Market Presidents


Brooks L. Diller
Market President
Fort Wayne, Indiana


Russell R. Mathews
Market President
Great Lakes Bay Area, Michigan


Thomas W. Rowland
Market President
Northern Michigan


John J. Freyek
Market President
Lake County, Indiana


Janet S. Pasco
Market President
Oakland County, Michigan


Adam Treibic
Market President
West Central Indiana


Osama D. Ghannam
Market President
Greater Lansing Area, Michigan


Bruce G. Piekarski
Market President
Berrien County, Michigan & North Central Indiana


Mark D. Johnson
Market President
Holland/Ottawa County, Michigan


Mark A. Ritzi
Market President
Porter County, Indiana

Senior Officers


Peter K. Bjorvik
Senior Vice President
Director of SOX &
Accounting
Governance


Carrie A. McKibben
Senior Vice President
Senior Deposit
Operations Manager


Anthony T. Smith
President
Private Wealth
Management


Stammy A. Ellinger
Senior Vice President
Senior Loan
Operations Officer


Joel S. Mikolich
President
Equipment Finance
Division


**Donald A.
VanLandegent**
Senior Vice President
Senior Commercial
Credit Officer


John D. Hatfield
Senior Vice President
Director of Marketing


Kevin C. Nelson
Senior Vice President
Controller


Prasad S. Varma
Senior Vice President
Director of Finance


Joseph S. Henrich
Senior Vice President
Senior Technology
Officer


James P. Paul
Senior Vice President
Retail Banking


Nancy Wrzalinski
Senior Vice President
Senior Auditor &
Compliance Officer


Tammy J. Kerr
Senior Vice President
Director of Treasury
Management


David R. Pendley
President
Retail Mortgage
Banking


Pamela L. Zarazee
Senior Vice President
Director of Human
Resources


Scott T. Kosik
Senior Vice President
Director of Digital
Banking

Investor Relations

Transfer Agent

Computershare
Shareholder Services
P.O. Box 30170
College Station, TX 77842-3170
800-368-5948

Investor Relations Contact

For additional copies of this report, current stock quotes, a list of market makers, and other shareholder inquiries, visit our website at horizonbank.com or call Investor Relations at 219-814-5844.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
Commission file number 000-10792

Horizon Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Indiana	35-1562417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

515 Franklin Street, Michigan City, Indiana 46360
(Address of principal executive offices)(Zip Code)
Registrant's telephone number, including area code: 219-879-0211
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	HBNC	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b–2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non–Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes–Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non–affiliates of the registrant, based on the last sale price of such stock as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $655.8 million.

As of March 11, 2026, the registrant had 51,225,946 shares of common stock outstanding.

Documents Incorporated by Reference

Document	Part of Form 10–K into which portion of document is incorporated
Portions of the Registrant's Proxy Statement to be filed for its May 1, 2026 annual meeting of shareholders	Part III

HORIZON BANCORP, INC.
2025 Annual Report on Form 10–K

TABLE OF CONTENTS

HORIZON BANCORP, INC.
2025 Annual Report on Form 10–K

. FORWARD–LOOKING STATEMENTS

This report contains certain forward–looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Horizon Bancorp, Inc. ("Horizon" or the "Company") and Horizon Bank (the "Bank"). Horizon intends such forward–looking statements to be covered by the safe harbor provisions for forward–looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for the purposes of these safe harbor provisions. Statements in this report should be considered in conjunction with the other information available about Horizon, including the information in the other filings we make with the Securities and Exchange Commission. The forward–looking statements are based on management's expectations and are subject to a number of risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "expect," "estimate," "project", "intend," "plan," "believe," "could," "will" and similar expressions in connection with any discussion of future operating or financial performance. Although management believes that the expectations reflected in such forward–looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

Actual results may differ materially, adversely or positively, from the expectations of the Company that are expressed or implied by any forward–looking statement. Risks, uncertainties, and factors that could cause the Company's actual results to vary materially from those expressed or implied by any forward–looking statement include but are not limited to:

- current financial conditions within the banking industry;

- changes in the level and volatility of interest rates, spreads on earning assets and interest bearing liabilities, and interest rate sensitivity;

- loss of key Horizon personnel;

- changes within the domestic and international macroeconomic environment, including trade policy, monetary and fiscal policy, and inflation levels.

- the increasing use of Bitcoin and other crypto currencies and/or stable coin and the possible impact these alternative currencies may have on deposit disintermediation and income derived from payment systems;

- the effect of interest rates on net interest rate margin and their impact on mortgage loan volumes and the outflow of deposits;

- increases in disintermediation, as new technologies allow consumers to complete financial transactions without the assistance of banks;

- potential loss of fee income, including interchange fees, as new and emerging alternative payment platforms (e.g., Apple Pay or Bitcoin) take a greater market share of the payment systems;

- estimates of fair value of certain of Horizon's assets and liabilities;

- volatility and disruption in financial markets;

- changes in prepayment speeds, loan originations, credit losses and market values, collateral securing loans and other assets;

- changes in sources of liquidity;

- potential risk of environmental liability related to lending and acquisition activities;

- changes in the competitive environment in Horizon's market areas and among other financial service providers;

- legislation and/or regulation affecting the financial services industry as a whole, and Horizon and its subsidiaries in particular;

- changes in regulatory supervision and oversight, including monetary policy and capital requirements;

- changes in accounting policies or procedures as may be adopted and required by regulatory agencies;

- litigation, regulatory enforcement, tax, and legal compliance risk and costs, as applicable generally and specifically to the financial and fiduciary (generally and as an ESOP fiduciary) environment, especially if materially different from the amount we expect to incur or have accrued for, and any disruptions caused by the same;

- the effects and costs of governmental investigations or related actions by third parties;

- rapid technological developments and changes;

- the risks presented by cyber terrorism and data security breaches;

- the rising costs of effective cybersecurity;

- containing costs and expenses;

- the ability of the U.S. federal government to manage federal debt limits;

- the potential influence on the U.S. financial markets and economy from the effects of climate change and social justice initiatives;

- the risks of expansion through mergers and acquisitions, including unexpected credit quality problems with acquired loans, difficulty integrating acquired operations and material differences in the actual financial results of such transactions compared with Horizon's initial expectations, including the full realization of anticipated cost savings; and

- acts of terrorism, war and global conflicts, such as the Russia-Ukraine and Israel-Hamas conflicts, and the potential impact they may have on supply chains, the availability of commodities, commodity prices, inflationary pressure and the overall U.S. and global financial markets.

The foregoing list of important factors is not exclusive, and you are cautioned not to place undue reliance on these forward–looking statements, which speak only as of the date of this document or, in the case of documents incorporated by reference, the dates of those documents. We do not undertake to update any forward–looking statements, whether written or oral, that may be made from time to time by us or on our behalf. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10–K details some of the factors that could cause Horizon's actual results to vary materially from those expressed in or implied by any forward–looking statements. We direct your attention to this discussion.

Other risks and uncertainties that could affect Horizon's future performance are set forth below in Item 1A, "Risk Factors."

HORIZON BANCORP, INC.
2025 Annual Report on Form 10–K

PART I

ITEM1.   BUSINESS

The disclosures in this Item 1 are qualified by the disclosures below in Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other cautionary statements set forth elsewhere in this Annual Report on Form 10–K.

General

Horizon Bancorp, Inc. ("Horizon" or the "Company") is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in northern and central Indiana and southern and central Michigan through its bank subsidiary, Horizon Bank ("Horizon Bank" or the "Bank") and other affiliated entities. Horizon operates as a single segment, which is commercial banking. Horizon's common stock is traded on the NASDAQ Global Select Market under the symbol HBNC. Horizon Bank (formerly known as "Horizon Bank, N.A.") was founded in 1873 as a national association, and it remained a national association until its conversion to an Indiana commercial bank effective June 23, 2017. The Bank is a full–service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services and other services incident to banking.

Over the last 20 years, Horizon has expanded its geographic reach and experienced financial growth through a combination of both organic expansion and mergers and acquisitions. Horizon's initial operations focused on northwest Indiana, but since then, the Company has developed a presence in new markets in southern and central Michigan and northeastern and central Indiana.

The Bank maintains 71 full service offices. At December 31, 2025, the Bank had total assets of $6.4 billion and total deposits of $5.3 billion. The Bank has wholly–owned direct and indirect subsidiaries: Horizon Investments, Inc. ("Horizon Investments"), Horizon Properties, Inc. ("Horizon Properties"), Horizon Insurance Services, Inc. ("Horizon Insurance"), Horizon Grantor Trust and Wolverine Commercial Holdings, LLC. Horizon Investments manages the investment portfolio of the Bank. Horizon Properties manages the real estate investment trust. Horizon Insurance is used by the Company's Wealth Management to sell certain life insurance products through a third party. Horizon Grantor Trust holds title to certain company owned life insurance policies. Wolverine Commercial Holdings, LLC currently holds one piece of property but does not otherwise engage in significant business activities.

Horizon formed Horizon Bancorp Capital Trust II in 2004 ("Trust II") and Horizon Bancorp Capital Trust III in 2006 ("Trust III") for the purpose of participating in pooled trust preferred securities offerings. The Company assumed additional debentures as the result of the acquisition of Alliance Financial Corporation in 2005, which formed Alliance Financial Statutory Trust I ("Alliance Trust"). The Company also assumed additional debentures as the result of the acquisition of American Trust & Savings Bank ("American") in 2010, which formed Am Tru Statutory Trust I ("Am Tru Trust"). The Company also assumed additional debentures as the result of the Heartland transaction, which formed Heartland (IN) Statutory Trust II ("Heartland Trust"). In 2016, the Company also assumed additional debentures as the result of the LaPorte Bancorp transaction. LaPorte Bancorp acquired City Savings Financial Corporation in 2007. City Savings Financial Corporation issued the debentures and formed City Savings Statutory Trust I ("City Savings") in 2003. The Company also assumed additional debentures as the result of the Salin transaction, which formed Salin Statutory Trust I ("Salin Trust") in 2003. See Note 13 of the Consolidated Financial Statements included at Item 8 for further discussion regarding these previously consolidated entities that are now reported separately.

The business of Horizon is not seasonal to any material degree. No material part of Horizon's business is dependent upon a single or small group of customers, the loss of any one or more of which would have a materially adverse effect on the business of Horizon. In 2025, revenues from loans accounted for 291.4% of the total consolidated revenue, including the realized losses related to the balance sheet repositioning, and revenues from investment securities accounted for 42.9% of total consolidated revenue.

Available Information

The Company's Internet address is www.horizonbank.com. Information on or accessible through our website is not deemed to be incorporated into this Annual Report on Form 10–K. Website references in this Annual Report are merely textual references. The Company makes available, free of charge through the "About Us – Investor Relations – Documents – SEC Filings" section of its Internet website, copies of the Company's Annual Report on Form 10–K, Quarterly Reports on Form 10–Q, Current Reports on Form 8–K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after those reports are filed with or furnished to the SEC. The contents of our website are not incorporated by reference into this Annual Report on Form 10–K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Employees and Human Capital Resources

We believe that the foundation of our success in the banking business lies with the quality of our employees, the development of our employees' skills and career goals, and our ability to provide a comprehensive rewarding experience and work environment. We encourage and support the development of our employees and, wherever possible, strive to fill positions from within the organization.

As of December 31, 2025, the Company employed 465 full–time and 26 part–time employees across all locations.

Competition

Horizon faces a high degree of competition in all of its primary markets. The Bank's primary market consists of areas throughout the northern and central regions of the state of Indiana along with the southern and central regions of the state of Michigan. The Bank's primary market is further defined by the Indiana and Michigan counties identified below. The Bank competes with other commercial banks, savings and loan associations, consumer finance companies, credit unions and other non–bank and digital financial service providers. In addition, Financial Technology, or FinTech, start–ups are emerging in key banking areas. To a more moderate extent, the Bank competes with Chicago money center banks, mortgage banking companies, insurance companies, brokerage houses, other institutions engaged in money market financial services and certain government agencies. Many non–financial institution competitors face fewer regulatory restrictions.

The following table estimates the number of financial institution competitors in Horizon's primary market areas, along with Horizon's competitive position in these areas, based on the June 30, 2025 Federal Deposit Insurance Corporation ("FDIC") Deposit Market Share Report (available at www.fdic.gov):

INDIANA			MICHIGAN		
County	Number of Institutions	Horizon Market Share	County	Number of Institutions	Horizon Market Share
Allen	87	0.39 %	Arenac	6	28.28 %
Bartholomew	21	5.25 %	Berrien	33	12.01 %
Carroll	7	25.97 %	Charlevoix	11	3.65 %
Cass	10	15.23 %	Crawford	2	22.60 %
DeKalb	16	9.07 %	Ingham	52	0.94 %
Elkhart	50	0.68 %	Kalamazoo	47	1.82 %
Fountain	12	9.22 %	Kent	150	0.39 %
Grant	15	7.99 %	Mecosta	16	10.95 %
Hamilton	121	0.26 %	Midland	14	16.49 %
Howard	20	3.50 %	Missaukee	3	49.20 %
Johnson	45	11.12 %	Newaygo	6	6.59 %
Kosciusko	30	3.81 %	Oakland	269	0.12 %
LaGrange	12	2.75 %	Otsego	6	17.61 %
Lake	126	1.57 %	Ottawa	64	0.90 %
LaPorte	21	58.00 %	Roscommon	4	13.39 %
Marion	172	0.95 %	Shiawassee	10	16.48 %
Noble	13	4.83 %	St. Joseph	22	5.13 %
Porter	43	6.75 %	Wexford	8	22.33 %
St. Joseph	58	0.49 %			
Tippecanoe	44	5.76 %			
Whitley	10	5.73 %			

At the time of the FDIC Deposit Market Share Report, Horizon was the largest of the 8 bank and thrift institutions in LaPorte County, the largest of the 7 institutions in Carroll County, the 3th largest of the 10 institutions in Johnson County, the 4th largest of the 10 institutions in DeKalb County, the 3rd largest of the 6 institutions in Cass County, the 6 largest of the 10 institutions in Tippecanoe County, and the 5th largest of the 10 institutions in Porter County.

In Michigan, Horizon was the 2nd largest of the 8 bank and thrift institutions in Midland County and the 4th largest of the 8 bank and thrift institutions in Berrien County.

Regulation and Supervision

General

As a bank holding company and a financial holding company, the Company is subject to extensive regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "Federal Reserve") as its primary federal regulator under the Bank Holding Company Act of 1956, as amended ("BHC Act"). The Company is required to file annual reports with the Federal Reserve and provide other information that the Federal Reserve may require. The Federal Reserve may also make examinations and inspections of the Company.

The Bank, as an Indiana–state chartered bank, is subject to extensive regulation, supervision and examination by the Indiana Department of Financial Institutions ("DFI") as its primary state regulator. Also, as to certain matters, the Bank is under the supervision of, and subject to examination by, the Federal Deposit Insurance Corporation ("FDIC") because the FDIC provides deposit insurance to the Bank and is the Bank's primary federal regulator.

The supervision, regulation and examination of Horizon and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than for the benefit of Horizon's shareholders.

Horizon is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Exchange Act, as administered by the SEC. Horizon's common stock is listed on the NASDAQ Global Select Market under the trading symbol "HBNC," and Horizon is subject to the NASDAQ rules applicable to listed companies.

Included below is a brief summary of significant aspects of the laws, regulations and policies applicable to Horizon and the Bank. This summary is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are referenced and is not intended to be an exhaustive description of the statutes, regulations and policies applicable to the business of Horizon and the Bank. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and by federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Horizon and the Bank could have a material effect on Horizon's business, financial condition and results of operations.

Bank Holding Company Regulation

The Bank Holding Company ("BHC") Act generally limits the business in which a bank holding company and its subsidiaries may engage to banking or managing or controlling banks and those activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. Those closely related activities currently can include such activities as consumer finance, mortgage banking and securities brokerage. Certain well–managed and well–capitalized bank holding companies may elect to be treated as a "financial holding company" and, as a result, will be permitted to engage in a broader range of activities that are financial in nature and in activities that are determined to be incidental or complementary to activities that are financial in nature. Horizon has both qualified as, and elected to be, a financial holding company. Activities that are considered financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments.

To commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act. The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Federal Reserve Board policy has historically required bank holding companies to act as a source of financial and managerial strength for their subsidiary banks. The Dodd–Frank Wall Street Reform and Consumer Protection Act (the "Dodd–Frank Act"), which was signed into law on July 21, 2010, codified this policy. Under this requirement, Horizon is required to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which Horizon might not otherwise do so. For this purpose, "source of financial strength" means Horizon's ability to provide financial assistance to the Bank in the event of the Bank's financial distress.

The BHC Act, the Bank Merger Act (which is the popular name for Section 18(c) of the Federal Deposit Insurance Act) and other federal and state statutes regulate acquisitions of banks and bank holding companies. The BHC Act requires the prior approval of the Federal Reserve before a bank holding company may acquire more than a 5% voting interest or substantially all the assets of any bank or bank holding company. Banks must also seek prior approval from their primary state and federal regulators for any such acquisitions. In reviewing applications seeking approval for mergers and other acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act and the effectiveness of the subject organizations in combating money laundering activities.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in FDICIA), with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency.

Bank holding companies, such as Horizon, and their insured depository institutions, such as the Bank, are subject to various regulatory capital requirements administered by the federal and state regulators. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk–based capital ratios are determined by allocating assets and specified off–balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. In 2019, the Federal bank regulatory agencies, working jointly, adopted final regulations designed to simplify capital requirements for community banks, allowing qualifying community banks to adopt a simple community bank leverage ratio. For an additional discussion of the Company's regulatory capital ratios and regulatory requirements as of December 31, 2025, please refer to the subsection titled *"Capital Regulation"* in this "Regulation and Supervision" section.

Branching and Acquisitions

Indiana law, the BHC Act and the Bank Merger Act restrict certain types of expansion by the Company and the Bank. The Company and the Bank may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the Federal Reserve, the DFI and the FDIC, and or other regulatory agencies as a condition to the acquisition or establishment of new offices, or the acquisition by merger, purchase or otherwise of the stock, business or assets of other banks or companies.

Under current law, Indiana chartered banks may establish branches throughout the state and in other states, subject to certain limitations. Indiana law also authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch. The Dodd–Frank Act permits the establishment of de novo branches in states where such branches could be opened by a state bank chartered by that state. The consent of the state in which the new branch will be opened is no longer required.

Deposit Insurance and Assessments

The Bank's deposits are insured to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC. Generally, deposits are insured up to the statutory limit of $250,000 per separately insured depositor. Banks are subject to deposit insurance premiums and assessments to maintain the DIF. The FDIC has authority to raise or lower assessment rates on insured banks in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments.

The Dodd–Frank Act resulted in significant changes to the FDIC's deposit insurance system. Under the Dodd–Frank Act, the FDIC is authorized to set the reserve ratio for the DIF at no less than 1.35%. The FDIC must offset the effect of the increase in the minimum designated reserve ratio from 1.15% to 1.35% on insured depository institutions of less than $10 billion and may declare dividends to depository institutions when the reserve ratio at the end of a calendar quarter is at least 1.50%, although the FDIC has the authority to suspend or limit such permitted dividend declarations. The FDIC has set the long term goal for the designated reserve ratio of the deposit insurance fund at 2% of estimated insured deposits. The FDIC adopted a plan to restore the DIF to the 1.35% ratio by September 30, 2028.

Also, under the Dodd–Frank Act, the assessment base for deposit insurance premiums is the institution's average consolidated total assets minus average tangible equity. Tangible equity for this purpose means Tier 1 capital. The initial base assessment rates ranged from 5 to 35 basis points. For small Risk Category I banks, such as Horizon Bank, the rates ranged from 5 to 9 basis points. Adjustments are made to the initial assessment rates based on long–term unsecured debt, depository institution debt, and brokered deposits.

Assessment rates (inclusive of possible adjustments) currently range from 2.5 to 32 basis points of an institution's total assets minus average tangible equity. Assessment rates for all established smaller banks will be determined using financial measures and supervisory ratings derived from a statistical model estimating the probability of failure over three years. The FDIC may increase or decrease the assessment rate scale uniformly, except that no adjustment can deviate more than two basis points from the base rate without notice and comment rulemaking.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Transactions with Affiliates and Insiders

Horizon and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks, affiliated companies and their executive officers, including limits on credit transactions between these parties. The statute prescribes terms and conditions in order for bank affiliate transactions to be deemed to be consistent with safe and sound banking practices, and it also restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate. In general, extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and subject to credit underwriting procedures that are at least as stringent as those prevailing at the time for comparable transactions with non–affiliates, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Capital Regulation

The federal bank regulatory authorities have adopted risk–based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off–balance sheet items. Generally, to satisfy the capital requirements, the Company must maintain capital sufficient to meet both risk–based asset ratio tests and a leverage ratio test on a consolidated basis. Risk–based capital ratios are determined by allocating assets and specified off–balance sheet commitments into various risk–weighted categories, with higher weighting assigned to categories perceived as representing greater risk. A risk–based ratio represents the applicable measure of capital divided by total risk–weighted assets. The leverage ratio is a measure of the Company's core capital divided by total assets adjusted as specified in the guidelines.

Federal regulations require FDIC insured depository institutions to meet several minimum capital standards; (i) a common equity Tier 1 capital to risk–based assets ratio of 4.5%; (ii) a Tier 1 capital to risk–based assets ratio of 6.0%; (iii) a total capital to risk–based assets ratio of 8%; and (iv) a 4% Tier 1 capital to total assets leverage ratio.

Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock, and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, and residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions by the institution and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The Federal Reserve and FDIC have authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular risks or circumstances. As of December 31, 2025, Horizon Bank met all applicable capital adequacy requirements.

Bank holding companies are generally subject to consolidated capital requirements established by the Federal Reserve. The Dodd-Frank Act required the Federal Reserve to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository subsidiaries.

Section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "Economic Growth Act") directed federal banking agencies to draft regulations establishing a new optional Community Bank Leverage Ratio ("CBLR"). The Economic Growth Act provides that the CBLR will apply to a "qualifying community bank" which the Economic Growth Act defines as a bank with consolidated assets of less than $10 billion and satisfying additional criteria designed to disqualify institutions with a higher risk profile. Under the Economic Growth Act, qualifying community banks that meet or exceed the CBLR and elect to follow the alternative regulatory capital structure will be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and will be considered "well capitalized" under the FDIC prompt corrective action provisions. The Economic Growth Act directed the FRB, the FDIC, and the Office of the Comptroller of the Currency ("OCC") to jointly determine a community bank leverage ratio percentage, not less than 8% nor more than 10%, that must be maintained to be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and be considered well capitalized. The Economic Growth Act also directed agencies to establish procedures for dealing with a qualifying bank that subsequently falls below the new ratio.

The final regulation implementing Section 201 became effective on January 1, 2021 (the "Final Rule"). Under the Final Rule, to be eligible to use the CBLR framework, a banking organization must not be an advanced approaches organization and must have (i) a leverage ratio of greater than 9%; (ii) total consolidated assets of less than $10 billion; (iii) total off-balance sheet exposures of 25% or less of total consolidated assets; and (iv) total trading assets plus trading liabilities of 5% or less of total consolidated assets. A qualifying institution may opt in and out of the CBLR framework on its quarterly call report. An institution that ceases to meet any qualifying criteria is provided with a two-quarter grace period to either comply with the CBLR requirements or comply with the general capital regulations, including the risk-based capital requirements.

Horizon's management believes that, as of December 31, 2025, Horizon and the Bank met all applicable regulatory capital requirements currently in effect.

The following is a summary of Horizon's and the Bank's regulatory capital and capital requirements at December 31, 2025.

	Actual		Required for Capital Adequacy Purposes[1]		Required For Capital Adequacy Purposes with Capital Buffer[1]		Well Capitalized Under Prompt Corrective Action Provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)[1]								
Consolidated	$ 762,541	14.36 %	$ 424,791	8.00 %	$ 557,538	10.50 %	N/A	N/A
Bank	687,316	12.99 %	423,209	8.00 %	555,461	10.50 %	529,011	10.00 %
Tier 1 capital (to risk-weighted assets)[1]								
Consolidated	611,186	11.51 %	318,593	6.00 %	451,340	8.50 %	N/A	N/A
Bank	634,176	11.99 %	317,407	6.00 %	449,659	8.50 %	423,209	8.00 %
Common equity tier 1 capital (to risk-weighted assets)[1]								
Consolidated	553,498	10.42 %	238,945	4.50 %	371,692	7.00 %	N/A	N/A
Bank	634,176	11.99 %	238,055	4.50 %	370,308	7.00 %	343,857	6.50 %
Tier 1 capital (to average assets)[1]								
Consolidated	611,186	9.55 %	256,006	4.00 %	256,006	4.00 %	N/A	N/A
Bank	634,176	9.94 %	255,282	4.00 %	255,282	4.00 %	319,103	5.00 %

[1] As defined by regulatory agencies

Dividends

Horizon is a legal entity separate and distinct from the Bank. The primary source of Horizon's cash flow, including cash flow to pay dividends on its common stock, is the payment of dividends to Horizon by the Bank. Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered appropriate by the Bank's Board of Directors. However, the Bank must obtain the approval of the DFI for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income" means net income as calculated for call report purposes, less all dividends declared for the applicable period. The Bank is generally exempt from this DFI pre–approval process for dividends if (i) the Bank has been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; (ii) the proposed dividend will not result in a Tier 1 leverage ratio below 7.5%; and (iii) the Bank is not subject to any corrective action, supervisory order, supervisory agreement or board approved operating agreement.

The FDIC has the authority to prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

In addition, under Federal Reserve supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, assets, quality and overall financial condition. The Federal Reserve issued a letter dated February 24, 2009, to bank holding companies informing them that it expects bank holding companies to consult with it in advance of declaring dividends that could raise safety and soundness concerns (*i.e.*, such as when the dividend is not supported by earnings or involves a material increase in the dividend rate) and in advance of repurchasing shares of common stock or preferred stock. Although the effect of this letter was revised in December 2015 to become inapplicable to certain large U.S. bank holding companies (generally, those with at least $50 billion in average total consolidated assets), the guidance remains effective for bank holding companies like Horizon.

Dividend Restrictions — Horizon's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits combined with the retained net profits of the preceding two years, subject to the capital requirements described in Note 19. At December 31, 2025, the Bank could, without prior approval, declare dividends of approximately $54.5 million to Horizon. Additionally, the Federal Reserve Board limits the amount of dividends that may be paid by Horizon to its stockholders under its capital adequacy guidelines.

Prompt Corrective Regulatory Action

Under FDICIA, federal banking regulatory authorities are required to take regulatory enforcement actions known as "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. The extent of the regulators' powers depends on whether the institution in question is categorized as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," as defined by regulation.

An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater, and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater, and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0%, or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0%, or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the submission of a capital restoration plan; (ii) placing limits on asset growth and restrictions on activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (iv) restricting transactions with affiliates; (v) restricting the interest rate the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, for critically undercapitalized institutions, appointing a receiver for the institution.

At December 31, 2025, the Bank was categorized as "well capitalized," meaning that the Bank's total risk–based capital ratio exceeded 10%, the Bank's Tier 1 risk–based capital ratio exceeded 8%, the Bank's common equity Tier 1 risk–based capital ratio exceeded 6.5%, the Bank's leverage ratio exceeded 5%, and the Bank was not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure.

Banking regulators may change these capital requirements from time to time, depending on the economic outlook generally and the outlook for the banking industry. The Company is unable to predict whether and when any such further capital requirements would be imposed and, if so, to what levels and on what schedule.

Anti–Money Laundering — The USA Patriot Act and the Bank Secrecy Act

Horizon is subject to the provisions of the USA PATRIOT Act of 2001, which contains anti–money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures to address money laundering, suspicious activities and currency transaction reporting, and currency crimes. The regulations promulgated under the USA PATRIOT Act of 2001 require financial institutions such as the Bank to adopt controls to detect, prevent and report money laundering and terrorist financing and to verify the identities of their customers.

The Bank Secrecy Act of 1970, which was amended to incorporate certain provisions of the USA PATRIOT Act of 2001, also focuses on combating money laundering and terrorist financing and requires financial institutions to develop policies, procedures and practices to prevent, detect and deter these activities, including customer identification programs and procedures for filing suspicious activity reports.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations relating thereto, could have serious legal and reputational consequences for Horizon and the Bank.

Federal Securities Law and NASDAQ

The shares of common stock of Horizon have been registered with the SEC under the Exchange Act. Horizon is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the rules of the SEC promulgated thereunder.

Shares of common stock held by persons who are affiliates of Horizon may not be resold without registration unless sold in accordance with the resale restrictions of Rule 144 under the Securities Act of 1933, as amended. If Horizon meets the current public information requirements under Rule 144, each affiliate of Horizon who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of Horizon or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Under the Dodd–Frank Act, Horizon is required to provide its shareholders an opportunity to vote on the executive compensation payable to its named executive officers and on golden parachute payments in connection with mergers and acquisitions. These votes are non-binding and advisory. At least once every six years, Horizon must also permit shareholders to determine, on an advisory basis, whether such votes on executive compensation (called "say on pay" votes) should be held every one, two, or three years. In both 2012 and 2018, Horizon's shareholders voted in favor of presenting the executive compensation "say on pay" question every year.

Shares of common stock of Horizon are listed on The NASDAQ Global Select Market under the trading symbol "HBNC," and Horizon is subject to the rules of NASDAQ for listed companies.

Sarbanes–Oxley Act of 2002

Horizon is subject to the Sarbanes–Oxley Act of 2002 (the "Sarbanes–Oxley Act"), which revised the laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes–Oxley Act applies to all companies with equity or debt securities registered under the 1934 Act. In particular, the Sarbanes–Oxley Act established: (i) new requirements for audit committees, including independence, expertise and responsibilities; (i) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (ii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violation of the securities laws.

Pursuant to the final rules adopted by the SEC to implement Section 404 of the Sarbanes–Oxley Act, Horizon is required to include in each Form 10–K it files a report of management on Horizon's internal control over financial reporting. The internal control report must include a statement of management's responsibility for establishing and maintaining adequate control over financial reporting of Horizon, identify the framework used by management to evaluate the effectiveness of Horizon's internal control over financial reporting and provide management's assessment of the effectiveness of Horizon's internal control over financial reporting. This Annual Report on Form 10–K also includes an attestation report issued by Horizon's registered public accounting firm on Horizon's internal control over financial reporting.

Financial System Reform — The Dodd–Frank Act, the CFPB and the 2018 Regulatory Relief Act

The Dodd–Frank Act, which was signed into law in 2010, significantly changed the regulation of financial institutions and the financial services industry. The Dodd–Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that have profoundly affected how community banks, thrifts, and small bank and thrift holding companies are regulated. Among other things, these provisions eliminated the Office of Thrift Supervision and transferred its functions to the other federal banking agencies, relaxed rules regarding interstate branching, allowed financial institutions to pay interest on business checking accounts, changed the scope of federal deposit insurance coverage and imposed new capital requirements on bank and thrift holding companies.

The Dodd–Frank Act created the Consumer Financial Protection Bureau ("CFPB") as an independent bureau within the Federal Reserve System with broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the Consumer Financial Privacy provisions of the Gramm–Leach–Bliley Act and certain other statutes. In July 2011, many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies were transferred to the CFBP. The CFBP has a large budget and staff, and has the authority to implement regulations under federal consumer protection laws and enforce those laws against financial institutions. The CFPB has examination and primary enforcement authority over depository institutions with $10 billion or more in assets. Smaller institutions (like Horizon) are subject to rules promulgated by the CFPB but continue to be examined and supervised by the federal banking regulators for consumer compliance purposes. The CFPB also has authority to prevent unfair, deceptive or abusive practices in connection with offering consumer financial products. Additionally, the CFPB is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities.

The CFPB has indicated that mortgage lending is an area of supervisory focus. The CFPB has published several final regulations impacting the mortgage industry, including rules related to ability–to–repay, mortgage servicing, escrow accounts, and mortgage loan originator compensation. The ability–to–repay rule makes lenders liable if they fail to assess a borrower's ability to repay under a prescribed test, but also creates a safe harbor for so called "qualified mortgages." Failure to comply with the ability–to–repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys' fees damages, all of which a borrower may claim in defense of a foreclosure action at any time.

The CFPB also amended Regulation C to implement amendments to the Home Mortgage Disclosure Act made by the Dodd–Frank Act. The amendment added a significant number of new information collecting and reporting requirements for financial institutions, most of which became effective as of January 1, 2018.

The Dodd–Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of Horizon in substantial and unpredictable ways. Horizon has incurred higher operating costs in complying with the Dodd–Frank Act, and expects these higher costs to continue for the foreseeable future.

Rules promulgated in 2019 pursuant to the Regulatory Relief Act have simplified the regulatory capital calculation and have established a "Community Bank Leverage Ratio" to replace the leverage and risk–based regulatory capital ratios for those banks choosing to adopt it. In addition, the Regulatory Relief Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures and risk weights for certain high–risk commercial real estate loans.

Horizon's management will continue to review the status of the rules and regulations adopted pursuant to the Dodd–Frank Act and the Regulatory Relief Act, particularly the Community Bank Leverage Ratio framework, and to assess their probable impact on the business, financial condition and results of operations of Horizon. At this point, Horizon Bank has not elected to opt into the Community Bank Leverage Ratio framework.

Federal Home Loan Bank ("FHLB") System

The Bank is a member of the FHLB of Indianapolis, which is one of twelve regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLB is funded primarily from funds deposited by banks and savings associations and proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (*i.e.*, advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board ("FHFB"), an independent agency, controls the FHLB System, including the FHLB of Indianapolis.

The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing.

The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate income housing projects.

As a member of the FHLB, the Bank is required to purchase and maintain stock in the FHLB of Indianapolis in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts, or similar obligations at the beginning of each year. At December 31, 2025, the Bank's investment in stock of the FHLB of Indianapolis was $45.7 million which exceeds the required stock purchase minimum for Horizon. For the year ended December 31, 2025, dividends paid by the FHLB of Indianapolis to the Bank on the FHLB stock totaled approximately $3.6 million, for an annualized rate paid in dividends of 7.8%.

Limitations on Rates Paid for Deposits; Restrictions on Brokered Deposits

FDIC regulations restrict the interest rates that less than well–capitalized insured depository institutions may pay on deposits and also restrict the ability of such institutions to accept brokered deposits. These regulations permit a "well capitalized" depository institution to accept, renew or roll over brokered deposits without restriction, and an "adequately capitalized" depository institution to accept, renew or roll over brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates). The regulations prohibit an "undercapitalized" depository institution from accepting, renewing or rolling over brokered deposits. These regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of FDICIA. The Bank is a well–capitalized institution, and management does not believe that these regulations have a materially adverse effect on the Bank's current operations.

Community Reinvestment Act

Under the Community Reinvestment Act ("CRA"), the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC in connection with its examination of the Bank, to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank's CRA performance will be considered in its expansion proposals (e.g., branching and acquisitions of other financial institutions) and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent regulatory examination, the Bank was rated "satisfactory" with respect to its CRA compliance.

Gramm–Leach–Bliley Act, Financial Privacy

The Gramm–Leach–Bliley Act adopted in 1999 ("Gramm–Leach") was intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry and other financial service providers. Gramm–Leach was responsible for establishing a distinct type of bank holding company, known as a financial holding company, which is allowed to engage in an expanded range of financial services, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. As previously discussed, Horizon has qualified as, and elected to become, a financial holding company under the Gramm–Leach amendments to the BHC Act.

Under Gramm–Leach, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose non–public information about consumers to non–affiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non–affiliated third parties. The privacy provisions of Gramm–Leach affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

As a financial institution, the Bank handles a significant amount of sensitive data, including personal information. The Company does not disclose any non–public information about any current or former customers to anyone except as permitted by law and subject to contractual confidentiality provisions which restrict the release and use of such information.

We are also subject to guidance from the Federal Financial Institutions Examination Council ("FFIEC"), an interagency body for five federal banking regulators, with respect to such matters as data privacy, disaster recovery and cybersecurity.

Horizon continues to monitor existing and new privacy and data security laws for their impact on Horizon's business operations and its customers, including the applicability and effect of laws such as the European Union's comprehensive 2018 General Data Privacy Regulation and the California Consumer Privacy Act that went into effect on January 1, 2020.

Interchange Fees for Debit Cards

Under the Dodd–Frank Act, interchange fees for bank card transactions must be reasonable and proportional to the issuer's incremental cost incurred with respect to the transaction plus certain fraud related costs. Interchange fees are transaction fees between banks for each bank card transaction, designed to reimburse the card-issuing bank for the costs of handling and credit risk inherent in a bank credit or debit card transaction. Although institutions with total assets of less than $10 billion, like the Bank, are exempt from this requirement, regulatory pressures may, over time, require smaller depository institutions to reduce fees with respect to these bank card transactions.

Other Regulation

In addition to the matters discussed above, the Bank is subject to additional regulation of its activities, including a variety of consumer protection regulations affecting its lending, deposit and debt collection activities and regulations affecting secondary mortgage market activities. Both federal and state law extensively regulate various aspects of the banking business, such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations.

Effect of Governmental Monetary Policies

The Bank's earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Legislative Initiatives

Additional legislative and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies. Horizon cannot predict with certainty whether such legislative or administrative action will be enacted or the extent to which the banking industry in general or Horizon and its affiliates in particular will be affected.

ITEM 1A. RISK FACTORS

An investment in Horizon's securities is subject to numerous risks and uncertainties related to our business. The material risks and uncertainties that management believes currently affect Horizon are described below, categorized as risks related to our business, risks related to the banking industry generally, and risks related to our common stock. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair Horizon's business operations and its financial results. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment. As a result, before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this report and other filings we make with the SEC.

Some statements in the following risk factors constitute forward–looking statements. Please refer to "Forward–Looking Statements" beginning on page 3 of this Annual Report on Form 10–K.

Risks Related to Our Business

As a financial institution, we are subject to a number of risks relating to our daily business. Although we undertake a variety of efforts to manage and control those risks, many of the risks are outside of our control. Among the risks we face are the following:

- *Credit Risk* – the risk that loan customers or other parties will be unable to perform their contractual obligations;

- *Market Risk* – the risk that changes in market rates and prices will adversely affect our financial condition or results of operation;

- *Liquidity Risk* – the risk that Horizon or the Bank will have insufficient cash or access to cash to meet its operating needs;

- *Operational Risk* – the risk of financial and reputational loss resulting from fraud, inadequate or failed internal processes, cyber–security breaches, people and systems, or external events;

- *Economic Risk* – the risk that the economy in our markets could decline resulting in increased unemployment, decreased real estate values and increased loan charge–offs;

- *Compliance Risk* – the risk of additional action by our regulators or additional regulation that could hinder our ability to do business profitably;

- *Legal/Regulatory Risk* – the risk presented by the need to comply with all laws, rules and regulations from multiple regulatory agencies, including but not limited to the FDIC, CFPB, Indiana Department of Financial Institutions, Federal Reserve Bank and the Board of Governors of the Federal Reserve, and the Department of Labor; and

- *Fiduciary Risk* – the risk of failing to act in our fiduciary capacity in the best interests of the grantors and beneficiaries of trust accounts and benefit plans.

Credit Risk

Our commercial, residential mortgage and consumer loans expose us to increased credit risks.

We have a large percentage of commercial, residential mortgage and consumer loans. At December 31, 2025 $3.43 billion or 70.4% of our loan portfolio consisted of commercial loans. Commercial loans generally have greater credit risk than residential mortgage and consumer loans because repayment of these loans often depends on the successful business operations of the borrowers. At December 31, 2025 $772.4 million or 15.8% of our loan portfolio consisted of commercial real estate loans. Commercial real estate loans generally have greater risk because repayment of these loans is often dependent upon income being generated in amounts sufficient to cover operating costs and debt service. Both types of commercial loans also typically have much larger loan balances than residential mortgage and consumer loans. At December 31, 2025 $671.7 million or 13.8% of our loan portfolio consisted of consumer loans. Consumer loans generally involve greater risk than residential mortgage loans because they are unsecured or secured by assets that depreciate in value. Although we undertake a variety of underwriting, monitoring and reserving protections with respect to these types of loans, there can be no guarantee that we will not suffer unexpected losses. Residential mortgage loans and consumer loans may present increase risk during periods of unemployment rates and increasing interest rates, which may adversely affect the underlying real estate and other collateral values and the ability of our borrowers to repay their loans on scheduled terms. At December 31, 2025, nonperforming commercial loans, commercial real estate loans, and consumer loans totaled $34,946 and 0.7%, respectively.

Our holdings of construction, land and home equity loans may pose more credit risk than other types of mortgage loans.

Construction loans, loans secured by commercial real estate and home equity loans generally entail more risk than other types of mortgage loans. When real estate values decrease, the developers to whom we lend are likely to become non–performing as developers are unable to build and sell homes in volumes large enough for orderly repayment of loans and as other owners of such real estate (including homeowners) are unable to keep up with their payments. We strive to establish what we believe are adequate reserves on our financial statements to cover the credit risk of these loan portfolios. However, there can be no assurance that losses will not exceed our reserves and ultimately result in a material level of charge–offs, which would adversely impact our results of operations, liquidity and capital.

The allowance for credit losses on loans may prove inadequate or be negatively affected by credit risk exposures.

Our business depends on the creditworthiness of our customers. We periodically review the allowance for credit losses for adequacy considering economic conditions and trends, collateral values, and credit quality indicators, including past charge–off experience and levels of past due loans and non–performing assets. There is no certainty that the allowance for credit losses will be adequate over time to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets. If the credit quality of our customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if the allowance for credit losses is not adequate, our business, financial conditions, liquidity, capital, and results of operations could be materially adversely affected.

Market Risk

Changes in interest rates could adversely affect our financial condition and results of operations.

Our financial condition and results of operations are significantly affected by changes in interest rates. We can neither predict with certainty nor control changes in interest rates. These changes can occur at any time and are affected by many factors, including international, national, regional and local economic conditions, competitive and inflationary pressures and monetary policies of the Federal Reserve.

Our results of operations depend substantially on our net interest income, which is the difference between the interest income that we earn on our interest earning assets and the interest expense that we pay on our interest bearing liabilities. Our profitability depends on our ability to manage our assets and liabilities during periods of changing interest rates. For example, as interest rates decline, the amount of interest-earning assets expected to reprice will increase as borrowers have an economic incentive to reduce the cost of their mortgage or debt, which would negatively impact our interest income. Alternatively, as rates increase, we may have to increase the rates paid on our deposits and borrowed funds more quickly than loans and investments re–price, resulting in a negative impact on interest spreads and net interest income. The impact of rising rates could be compounded if deposit customers funds away from us into direct investments, such as U.S. Government bonds, corporate securities and other investments, including mutual funds, which, because of the absence of federal deposit insurance premiums and reserve requirements, generally pay higher rates of return than those offered by financial institutions.

We also expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short–term interest rates increase more than long–term interest rates or when long–term interest rates decrease more than short–term interest rates.

Changes in interest rates also could affect loan volume. For instance, an increase in interest rates could cause a decrease in the demand for mortgage loans (and other loans), which could result in a significant decline in our revenues. In addition, as market interest rates rise, the value of the Company's investment securities, particularly those that have fixed rates or longer maturities, could decrease. Increasing rates would also increase debt service requirements for some of the Bank's borrowers and may adversely affect those borrowers' ability to pay as contractually obligated and could result in additional delinquencies or charge–offs.

Conversely, should market interest rates fall below current levels, our net interest margin could also be negatively affected, as competitive pressures could keep us from further reducing rates on our deposits, and prepayments on loans may continue. Such movements may cause a decrease in our interest rate spread and net interest margin, and therefore, decrease our profitability.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage–related securities. Increases in interest rates may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable rate loans, which increases the potential for default. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on may also lead to an increase in non–performing assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on non–accrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense.

Decreases in interest rates often result in increased prepayments of loans and mortgage–related securities, as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities.

We are exposed to intangible asset risk in that our goodwill may become impaired.

As of December 31, 2025, we had $162.4 million of goodwill and other intangible assets. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, or slower growth rates could result in impairment of goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate charge, which could be materially adverse to our operating results and financial position. For further discussion, see Notes 1 and 8, "Nature of Operations and Summary of Significant Accounting Policies" and "Goodwill and Intangible Assets," to the Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10–K for the year ended December 31, 2025.

Our mortgage lending profitability could be significantly reduced as changes in interest rates could affect mortgage origination volume and pricing for selling mortgages on the secondary market.

Currently, we sell a substantial portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to originate and sell mortgages to the secondary market at a gain. A lower interest rate environment generally results in higher demand for mortgage products, and if demand increases, mortgage banking income will be positively impacted by more gains on sale. However, a higher interest rate environment can negatively affect the volume of loan originations and refinanced loans reducing the dollar amount of loans available to be sold to the secondary market. Higher interest rates can also negatively affect the premium received on loans sold to the secondary market as competitive pressures to originate loans can reduce pricing.

Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single–family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and Ginnie Mae (the "Agencies") and other institutional and non–institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including the Agencies, are government–sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of such government–sponsored enterprises could, in turn, adversely affect our operations.

Any significant impairment of our eligibility with any of the Agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time–to–time by the sponsoring entity which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

Although our common stock is listed on the NASDAQ Global Select Market, our stock price constantly changes, and we expect our stock price to continue to fluctuate in the future. Our stock price is impacted by a variety of factors, some of which are beyond our control.

These factors include:
- variations in our operating results or the quality of our assets;
- operating results that vary from the expectations of management, securities analysts and investors;
- increases in loan losses, non–performing loans and other real estate owned;
- changes in the U.S. corporate tax rates;
- changes in expectations as to our future financial performance;
- announcements of new products, strategic developments, new technology, acquisitions and other material events by us or our competitors;
- ability to fund Horizon's assets through core deposits and/or wholesale funding;
- the operating and securities prices performance of other companies that investors believe are comparable to us;
- our inclusion on the Russell 2000 or other indices;
- actual or anticipated sales of our equity or equity–related securities;
- our past and future dividend practice;
- our creditworthiness;
- interest rates;
- the credit, mortgage and housing markets, and the markets for securities relating to mortgage or housing;
- developments with respect to financial institutions generally; and
- economic, financial, geopolitical, regulatory, congressional or judicial events that affect us or the financial markets.

In addition, the stock market in general has experienced price and volume fluctuations. The volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

The trading volume in our common stock is less than that of other larger financial institutions.

Although our common stock is listed on the Nasdaq Global Select Market, the trading volume in the common stock may be less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. During any period of lower trading volume of our common stock, significant sales of shares of our common stock, or the expectation of these sales, could cause our common stock price to fall.

Liquidity Risk

We are subject to liquidity risk in our operations, which could adversely affect the ability to fund various obligations.

Liquidity risk is the possibility of being unable to meet obligations as they come due, pay deposits when withdrawn, capitalized on growth opportunities as they arise, or pay dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Liquidity is essential to our business. We must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a material adverse effect on our liquidity.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, failures of other financial institutions which reduces overall market confidence in the banking and financial services industry, or regulatory action that limits or eliminates our access to alternate funding sources. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative expectations about the prospects for the financial services industry as a whole, as evidenced by the recent failures of certain depository institutions and the resulting market turmoil and volatility stemming from such failures.

Unrealized losses in our investment portfolio could adversely affect liquidity.

As market interest rates increased during 2022 and 2023, we have experienced increased unrealized losses within our investment portfolio. Our investment portfolio consists of obligations of the U.S. Treasury and federal agencies, obligations of state and local municipalities, U.S. government agency mortgage-backed securities, private labeled mortgage–backed pools and corporate notes. Many of these instruments are particularly sensitive to interest rate fluctuations, especially long–term fixed–income securities. The unrealized losses for available for sale investments is reflected in Accumulated Other Comprehensive Income ("AOCI") on our balance sheet and reduces our book capital and tangible common equity ratio. However, unrealized losses do not affect our regulatory capital ratios.

Management continues to actively monitor the investment portfolio and does not currently anticipate the need to realize material losses from the investment portfolio, and we believe it is unlikely we would be required to sell the securities before recovery of their amortized cost bases, which may be at maturity. However, our access to liquidity sources could be affected by unrealized losses if securities within the investment portfolio must be sold at a loss or tangible capital ratios decline from an increase in unrealized losses or realized credit losses.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital in the future to fund acquisitions and to provide us with sufficient capital resources and liquidity to meet our commitments, regulatory capital requirements and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Although we are currently, and have historically been, "well capitalized" for regulatory purposes, in the past we have been required to maintain increased levels of capital in connection with certain acquisitions. Additionally, we periodically explore acquisition opportunities with other financial institutions, some of which are in distressed financial condition. Any future acquisition, particularly the acquisition of a significantly troubled institution or an institution of comparable size to us, may require us to raise additional capital in order to obtain regulatory approval and/or to remain well capitalized.

Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter–bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

We cannot guarantee that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, our depositors or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations and may restrict our ability to grow.

Operational Risk

Our internal controls may be ineffective, circumvented, or fail.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures, failure to implement any necessary improvement of controls and procedures, or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition. Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures, failure to implement any necessary improvement of controls and procedures, or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

Our information systems may experience cyber–attacks or an interruption or breach in security. Our cybersecurity systems could be inadequate or fail.

We rely heavily on internal and outsourced technologies, communications, and information systems to conduct our business. Additionally, in the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. As our reliance on technology has increased, so have the potential risks of a technology–related operational interruption (such as disruptions in our customer relationship management, general ledger, deposit, loan, or other systems) or the occurrence of cyber–attacks (such as unauthorized access to our systems, computer viruses, ransom ware, or other malicious code). These risks have increased for all financial institutions as new technologies, advancement consumer applications and the increase adoption of mobile devices, have become commonly used to conduct financial and other business transactions, during a time of increased technological sophistication of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber–attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions, particularly denial of service attacks, which are designed to disrupt key business services, such as customer–facing web sites. Although we have programs in place related to business continuity, disaster recovery and information security to maintain the confidentiality, integrity, and availability of our systems, business applications and customer information, we are not able to anticipate or implement effective preventive measures against all cyber–security threats, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources, both domestic and foreign.

We also face risks related to cyber–attacks and other security breaches in connection with credit card and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks and our processors. Some of these parties have in the past been the target of security breaches and cyber–attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber–attacks affecting any of these third parties could impact us through no fault of our own, and in some cases, we may have exposure and suffer losses for breaches or attacks relating to them. Further cyber–attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of payment cards and increased costs, all of which could have a material adverse effect on our business.

To the extent we are involved in any future cyber–attacks or other breaches, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance we maintain. We could also suffer significant damage to our reputation. Although we are insured against many of these risks, including privacy breach response costs, notification expenses, breach support and credit monitoring expenses, cyber extortion and cyber terrorism, there can be no assurances that such insurance will be sufficient to cover all costs arising from a data or information technology breach and our exposure may exceed our coverage.

Acts of terrorism or war, as well as the threat of terrorism or war, may adversely affect our results of operations, financial condition, and liquidity.

Any act of terror, sustained military campaign, or war (threat of any of the foregoing) may cause general economic decline and instability, volatility and/or weakness of U.S. and global financial markets. Historically, U.S. and global markets have been adversely impacted by political and civil unrest occurring in the Middle East, Eastern Europe, Russia, Venezuela and Asia. The on-going Russia and Ukraine conflict has continued to raise similar economic and financial market concerns causing uncertainty and disruption in financial markets globally and resulting in a re-ordering of certain global supply chains, particularly within the energy sector. Furthermore, such events have the potential to adversely impact the availability of commodities, commodity prices, and create global inflationary pressures.

As a result of any such events, the demand for our products and services may be significantly impacted and could influence the recognition of credit losses in our loan portfolio and increase our allowance for credit losses as both businesses and consumers are negatively impacted by such events and the economic uncertainty and volatility related thereto. They may also cause significant decreases in value in our investment portfolio, cause us to have to raise capital, or take other unforeseen actions to offset such effects.

The extent to which such actions may impact our business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain, including the scope and duration of such conflicts and actions taken by governmental authorities and other third parties in response thereto. Even after such conflicts subside, the U.S. and global economies often require some time to recover, the length of which is unknown.

Any continued or further negative impact on economic conditions and global markets from these developments could adversely affect our business, financial condition and liquidity.

Pandemics, other global or regional health crises or disease outbreaks, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business.

Pandemics, other global or regional health crises or disease outbreaks, natural disasters, global climate change, acts of terrorism, global conflicts or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

The preparation of our financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for credit losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not have to increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the provided allowance.

Our remaining indirect lending exposures are subject to higher fraud risk than our other lending operations.

We no longer originate auto loans through automobile dealers, but a small amount dealer-originated auto loans remain on our books. Because we relied on automobile dealers in making and documenting these loans, there is an increased risk of fraud to us on the part of the third–party originators and the underlying borrowers. In order to guard against this increased risk, we performed investigations on third parties who originated loans we purchase, and we reviewed the loan files and loan documents we purchased to attempt to detect any irregularities or legal noncompliance. However, there is no guarantee that our procedures detected all cases of fraud or legal noncompliance.

Due to the development of new technologies and regulatory actions encouraging the use of these technologies, consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, or general-purpose reloadable prepaid cards. Consumers can complete transactions, such as paying bills and/or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins, and other similar assets, have increased substantially over the course of the last several years. For example, the enactment of the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (GENIUS Act) provides a legal framework for stablecoins to be issued in the United States, which may allow new and existing competitors to compete for funds that may have otherwise been deposited with banks, such as Horizon Bank.

Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions as illustrated by the current and ongoing market volatility. Accordingly, digital asset service providers, which at present are not subject to supervision and regulation comparable to that which is faced by banking organizations and other financial institutions, have become active competitors for our customers' banking business. The Trump Administration, through executive actions and public announcements, has established a more relaxed regulatory framework for cryptocurrencies, digital assets, and financial technology firms, and created a more favorable environment for those asset classes and firms.

The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. On October 22, 2024, the CFPB adopted a final rule regarding personal financial data rights that is designed to promote "open banking." The final rule requires, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account, and payment information. However, in August 2025, the CFPB issued an advanced notice of proposed rulemaking to reconsider its final rule and, in October 2025, a district court issued a preliminary injunction preventing the CFPB from enforcing the final rule until the CFPB has completed its reconsideration of the rule. A final rule, if implemented, could lead to greater competition for products and services among banks and nonbanks alike. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

The adoption of artificial intelligence tools by us and our third-party vendors and service providers may increase the risk of errors, omissions, unfair treatment, or fraudulent behavior by our employees, clients, or counterparties, or other third parties.

Our adoption of artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, "AI"), is limited for internal currently, and we expect to continue to adopt such tools as appropriate. In addition, we expect our third-party vendors and service providers to increasingly develop and incorporate AI into their product offerings. There are significant risks involved in utilizing AI and no assurance can be provided that our or our third-party vendors' or service providers' use of AI will enhance our or our third-party vendors' or service providers' products or services or produce the intended results. The adoption and incorporation of such tools can lead to concerns around safety and soundness, fair access to financial services, fair treatment of consumers, and compliance with applicable laws and regulations. Such risk can result from models being poorly designed or faulty data being used, inadequate model testing or validation, narrow or limited human oversight, inadequate planning or due diligence, inappropriate or controversial data practices by developers or end-users, and other factors adversely affecting public opinion of AI and the acceptance of AI solutions. Furthermore, given the pace of rapid adoption of such tools by vendors and service providers, we may not be aware of the addition of AI solutions prior to such tools being introduced into our environment. Failure to adequately manage AI risks can result in erroneous results and decisions made by misinformation, unwanted forms of bias, unauthorized access to sensitive, confidential, proprietary, or personal information, and violations of applicable laws and regulations, leading to operational inefficiencies, competitive harm, reputational harm, ethical challenges, legal liability, losses, fines, and other adverse impacts on our business and financial results.

We rely on other companies to provide key components of our business infrastructure.

Third–party vendors provide key components of our business infrastructure, including Internet connections, mobile and internet banking, statement processing, loan document preparation, network access and transaction and other processing services. Although we have selected these third–party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of inadequate or interrupted service or breach of customer information, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. In addition, any breach in customer information could affect our reputation and cause legal liability and a loss of business. Replacing these third–party vendors also could result in significant delay and expense.

The loss of key members of our senior management team and our lending teams could affect our ability to operate effectively.

We depend heavily on the services of our existing senior management team to carry out our business and investment strategies. As we continue to grow and expand our business and our locations, products and services, we will increasingly need to rely on our senior management team's experience, judgment and expertise. We also depend heavily on our experienced and effective lending teams and their respective special market insights, including, for example, our agricultural lending specialists. In addition to the importance of retaining our lending team, we will also need to continue to attract and retain qualified banking personnel at all levels. Competition for such personnel is intense in our geographic market areas. If we are unable to attract and retain an effective lending team and other talented people, our business could suffer. The loss of the services of any senior management personnel or the inability to recruit and retain qualified lending and other personnel in the future, could have a material adverse effect on our consolidated results of operations, financial condition and prospects.

Our inability to continue to process large volumes of transactions accurately could adversely impact our business and financial results.

We process large volumes of transactions on a daily basis and are exposed to numerous types of operational risk. Operational risk resulting from inadequate or failed internal processes, people and systems includes the risk of fraud by persons inside or outside Horizon, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards. Accordingly, if systems of internal control should fail to work as expected, if systems are used in an unauthorized manner, or if employees subvert the system of internal controls, significant losses could result.

We establish and maintain systems of internal operational controls that are designed to provide us with timely and accurate information about our level of operational risk. While not foolproof, these systems have been designed to manage operational risk at appropriate, cost–effective levels. Procedures also exist that are designed to ensure that policies relating to conduct, ethics and business practices are followed. If these systems fail, significant losses could result.

While we continually monitor and improve the system of internal controls, data processing systems and corporate–wide processes and procedures, there can be no assurance that future losses will not occur.

Potential acquisitions may disrupt our business and dilute stockholder value.

We periodically evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial service companies. We generally seek merger or acquisition partners that are culturally similar and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:
- potential exposures to unknown or contingent liabilities of the target company;
- exposure to potential asset quality issues of the target company;
- potential disruption to our business;
- potential diversion of our management's time and attention away from day–to–day operations;
- the possible loss of key employees, business and customers of the target company;
- difficulty in estimating the value of the target company; and
- potential problems in integrating the target company's data processing and ancillary systems, customers and employees with ours.

As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving the payment of cash or the issuance of our debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. To the extent we were to issue additional shares of common stock in any such transaction, our current shareholders would be diluted and such an issuance may have the effect of decreasing our stock price, perhaps significantly. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

In addition, merger and acquisition costs incurred by Horizon may temporarily increase operating expenses.

Economic Risk

An economic slowdown in our primary market areas could affect our business.

Our primary market area for deposit and loans consists of northern and central Indiana and southern and central Michigan. An economic slowdown could hurt our business and the possible consequences of such a downturn could include the following:
- increases in loan delinquencies and foreclosures;
- declines in the value of real estate and other collateral securing loans;
- an increase in loans charged off;
- an increase in expense to fund loan loss reserves;
- an increase in collection costs;

- a decline in the demand for our products and services; and
- an increase in non–accrual loans and other real estate owned.

Negative developments affecting the banking industry, and resulting media coverage, may erode customer confidence in the banking system and could have a material effect on our operations and/ or stock price.

Recent high–profile bank failures can generate significant market volatility among publicly traded bank holding companies and, in particular, regional banks. These market developments may negatively impact customer confidence in the safety and soundness of financial institutions, as well as cause significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These market developments may cause general uncertainty and concern regarding the liquidity adequacy of the banking industry and in particular, regional banks like Horizon. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short–term fixed income securities, all of which could materially adversely impact our liquidity, loan funding capacity, net interest margin, capital and results of operations. In connection with high–profile bank failures, uncertainty and concern may be compounded by advances in technology that increase the speed at which deposits can be moved, as well as the speed and reach of media attention, including social media, and its ability to disseminate concerns or rumors, in each case potentially exacerbating liquidity concerns. While the Department of the Treasury, the Federal Reserve, and the FDIC may take measures to reassure depositors when bank failures occur, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the banking system more broadly.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations or earnings.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition. The macroeconomic environment in the United States is susceptible to global events and volatility in financial markets.

Legal/Regulatory/Compliance Risk

We are subject to litigation, regulatory examinations, supervisory actions, and other legal proceedings that could result in significant costs, restrict our operations, and adversely affect our financial condition and results of operations.

As a financial services company, we and our subsidiaries are regularly involved in a variety of legal and regulatory proceedings arising in the ordinary course of business. These matters may include claims and disputes related to lending practices, mortgage servicing, deposit account operations, fiduciary duties, employment matters, contractual obligations, shareholder actions, consumer protection statutes, fair lending laws, intellectual property rights, and other commercial issues. We may also face litigation or regulatory scrutiny associated with our role in originating, underwriting, or servicing loans; our use of third-party vendors; and our offering of investment advisory or wealth management services.

In addition, we operate in a highly regulated industry. As a bank holding company and financial institution, we are subject to extensive oversight by federal and state regulators, whose examinations may result in supervisory actions, enforcement proceedings, fines, penalties, or other remedial requirements. Areas of focus may include capital adequacy, anti-money laundering and Bank Secrecy Act compliance, consumer compliance, cybersecurity and data privacy, fair lending, and overall risk management practices. Changes in regulatory priorities or interpretations can increase the likelihood of governmental actions or private litigation.

Defending against claims, responding to regulatory inquiries, or complying with enforcement actions can be expensive and time-consuming and may divert management's attention from our operations. Even when claims are without merit, the cost of defense, reputational impact, and potential operational restrictions may be significant. We also may not have insurance coverage for certain types of claims, coverage limits may be insufficient, or insurers may dispute coverage.

Adverse outcomes—whether through court judgments, settlements, consent orders, civil money penalties, or mandated operational changes—could harm our reputation, restrict our ability to grow or pursue strategic initiatives, and materially and adversely affect our business, financial condition, and results of operations. Adverse outcomes—whether through court judgments, settlements, consent orders, civil money penalties, or mandated operational changes—could harm our reputation, restrict our ability to grow or pursue strategic initiatives, and materially and adversely affect our business, financial condition, and results of operations.

Any regulatory examination scrutiny or new regulatory requirements in the banking industry could increase the Company's expenses and affect the Company's operations.

Any increased regulatory scrutiny – in the course of routine examinations and otherwise – and new regulations directed towards banks of similar size to the Bank, designed to address any negative developments in the banking industry, a change in the regulatory priorities of the prudential bank regulators, or otherwise may increase the Company's costs of doing business and reduce its profitability. As primarily a commercial bank, the Bank has a higher percentage of uninsured deposits compared to primarily retail focused banks. As a result, the Bank could face increased scrutiny or be viewed as higher risk by regulators and the investor community.

We may be exposed to risk of environmental liabilities with respect to real property to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

We are subject to extensive regulation and changes in laws and regulatory policies could adversely affect our business.

Our operations are subject to extensive regulation by federal and state agencies. See "Regulation and Supervision" in the description of our Business in Item 1 of Part I of this report for detailed information on the laws and regulations to which we are subject. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not shareholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. Changes in applicable laws, regulations or regulator policies can materially affect our business. The likelihood of any major changes in the future and their effects are impossible to predict. As an example, the Bank could experience higher credit losses because of federal or state legislation or by regulatory or bankruptcy court action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

We face other risks from recent actions of the U.S. Treasury and the Internal Revenue Service. In November 2016, these agencies issued a Notice making captive insurance company activities "transactions of interest" due to the potential for tax avoidance or evasion. We have a captive insurance company and it is not certain at this point how the Notice may impact us on our operation of the captive insurance company as a risk management tool.

Legislation enacted in recent years, together with additional actions announced by the U.S. Treasury and other regulatory agencies, continue to develop. It is not clear at this time what impact legislation and liquidity and funding initiatives of the U.S. Treasury and other bank regulatory agencies, and additional programs that may be initiated in the future, will have on the financial markets and the financial services industry.

We may also face compliance risks arising from the new and growing body of privacy and data security laws enacted by foreign governments, such as the European Union's comprehensive 2018 General Data Privacy Regulation, and by U.S. state governments, such as the California Consumer Privacy Act that went into effect on January 1, 2020.

Digital asset trends introduce regulatory and competitive challenges.

While we do not currently offer digital asset products, such as cryptocurrencies or stablecoins, the global adoption of digital assets presents competitive and regulatory challenges. The appeal of digital assets lies in their transaction speed, cross-border capabilities, and anonymity. However, these attributes also introduce risks, including fraud, volatility, and limited but rapidly evolving regulatory oversight. As digital asset adoption grows, we must remain vigilant to market dynamics and regulatory developments. Additionally, the ability to effectively and efficiently adapt operations to meet customer demand is critical. Failure to adapt effectively could constrain our ability to invest in competitive products, hampering long-term growth and competitiveness.

Provisions in our articles of incorporation, our by–laws, and Indiana law may delay or prevent an acquisition of us by a third party.

Our articles of incorporation and by–laws and Indiana law contain provisions that have certain anti–takeover effects. While the purpose of these provisions is to strengthen the negotiating position of the board of directors in the event of a hostile takeover attempt, the overall effects of these provisions may be to render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our shares, and the removal of incumbent directors and key management.

Our articles of incorporation provide for a staggered board, which means that only one–third of our board can be replaced by shareholders at any annual meeting. Our articles also provide that our directors may only be removed without cause by shareholders owning 70% or more of our outstanding common stock.

Our articles also preempt Indiana law with respect to business combinations with a person who acquires 10% or more of our common stock and provide that such transactions are subject to independent and super–majority shareholder approval requirements unless certain pricing and board pre–approval requirements are satisfied.

Our by–laws do not permit cumulative voting of shareholders in the election of directors, allowing the holders of a majority of our outstanding shares to control the election of all our directors, and our directors are elected by plurality voting; although, under our newly adopted Director Resignation Policy, directors not receiving a majority of the votes cast in an uncontested election are required to submit a resignation, which our Board has the discretion to accept or reject. Our by–laws also establish detailed procedures that shareholders must follow if they desire to nominate directors for election or otherwise present issues for consideration at a shareholders' meeting.

These and other provisions of our governing documents and Indiana law are intended to provide the board of directors with the negotiating leverage to achieve a more favorable outcome for our shareholders in the event of an offer for the Company. However, there is no assurance that these same anti–takeover provisions could not have the effect of delaying, deferring or preventing a transaction or a change in control that shareholders might believe to be in their best interests.

Fiduciary Risk

Our prior role as a trustee for employee stock ownership plans ("ESOPs") may expose us to increased risk of litigation due to heightened scrutiny of this role by the U.S. Department of Labor and the plaintiffs' bar.

Prior to September 30, 2021, we acted as an independent trustee for corporate ESOP plans throughout the U.S. Over the last several years, the U.S. Department of Labor and the plaintiffs' bar have been aggressively targeting ESOP trustees and transactions on a variety of fronts, including valuations and the amount that ESOP trustees pay to buy back stock from selling shareholders, as well as the indemnity agreements commonly used by ESOP companies to protect ESOP trustees from undue risk and liability exposure. In December 2021, Horizon reached a mediation settlement with the U.S. Department of Labor concerning ESOP valuations and sale transactions relating to ESOPs for which we acted as trustee. On September 30, 2021, we sold our ESOP trustee business to a third party. Despite exiting this line of business and our settlement with the U.S. Department of Labor with respect to many of our prior engagement, we may still be exposed to an increased risk of litigation from the U.S. Department of Labor and the plaintiffs' bar for these historical activities.

General Risks

We continually encounter technological changes.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology–driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, and we may not be able to effectively implement new technology–driven products and services at the same speed at which our competitors do (or not at all) or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We face intense competition in all phases of our business from other banks, financial institutions and non–banks.
The banking and financial services business in most of our markets is highly competitive. Our competitors include large banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions, neo–banks (a digital or mobile–only bank that exists without any physical bank branches), and other non–bank financial and digital service providers, many of which have greater financial, marketing and technological resources than we do. Many of these competitors are not subject to the same regulatory restrictions that we are and may be able to compete more effectively as a result.

Also, technology and other changes have lowered barriers to entry and made it possible for customers to complete financial transactions using neo–banks, non–banks and financial technology ("FinTech") companies that historically have involved banks at one or both ends of the transaction. These entities now offer products and services traditionally provided by banks and often at lower costs. The wide acceptance of Internet–based commerce has resulted in a number of alternative payment processing systems, and deposit and lending platforms in which banks play only minor roles. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. Use of emerging alternative payment platforms, such as Apple Pay, Google Pay, and PayPal can alter consumer credit card behavior and consequently impact our interchange fee income.

The continuing process of eliminating banks as intermediaries, known as "disintermediation," will likely result in the loss of additional fee income, as well as the loss of customer deposits and the related income generated from those deposits. The effects of disintermediation are also likely to continue to negatively impact the lending activities of traditional banks because of the fast growing number of FinTech companies that use software and technology to deliver mortgage lending and other financial services with fewer employees. A related risk is the migration of bank personnel away from the traditional bank environments into neo–banks, FinTech companies and other non–banks.

Increased competition in our markets may result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our ability to maintain our earnings record, grow our loan portfolios and obtain low–cost funds. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to change our underwriting standards, we could be exposed to higher losses from lending activities. Additionally, many of our competitors are larger in total assets and capitalization and have greater access to capital markets.

Horizon is also experiencing an increase in competition to acquire other banks, due to the overall strength of financial institutions and their high capital levels. In addition, credit unions, private equity groups, and FinTech companies are now actively pursuing small bank acquisitions. Increased competition for bank acquisitions may slow Horizon's ability to grow earning assets at comparable historical growth rates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

The Board established the Cyber Security Committee of the Board in December 2022 to augment the Board's oversight with cybersecurity focus and expertise and to complement the risk framework activities of the Enterprise Risk Management and Credit Policy Committee. The Cyber Security Committee considers risks associated with Horizon's overall cyber security and information technology programs; information technology audits; the security risk insurance that Horizon maintains for information technology, cyber security and privacy risks; Horizon's information security training programs; and compliance with all rules and regulations and risk control policies and procedures relating to information technology and cyber security.

Pursuant to the Cyber Security Committee Charter, the Cyber Security Committee is required to meet at least three times per year and report to the Board annually. The Cyber Security Committee met three times in 2025. In addition, the Cyber Security Committee Charter provides that a majority of the Cyber Security Committee's voting members must qualify as independent directors under SEC rules and NASDAQ listing standards. During 2025, 100% of the Cyber Security Committee's members qualified as independent.

Horizon's senior management briefs the Cyber Security Committee at each Cyber Security Committee meeting (see below for detailed discussion). In 2025, Horizon's information technology/cyber security program was audited by Horizon's internal auditors. The Cyber Security Committee Charter is posted on Horizon's website at www.horizonbank.com in the section headed "About Us – Investor Relations – Corporate Information" under the caption "Corporate Governance."

Through Horizon's enterprise risk management framework and reporting functions, the Board, its Committees and Management assess and manage cybersecurity risks created by cybersecurity threats. Horizon's Vice President, Information Security and Audit Information Security officer ("Information Security Officer") provides an annual Information Security Program report to the Board and as needed when cybersecurity risk is elevated. Horizon's Senior Vice President, Senior Technology Officer is a member of the Cyber Security Committee and reports on cyber security risks at each meeting a minimum of three times a year. The Senior Vice President, Senior Technology Officer reports to the Executive Vice President, Senior Operations Officer, who also is a member of the Cyber Security Committee. For independence, the Information Security Officer reports to Horizon's Senior Vice President, Senior Auditor and Compliance Officer. Horizon's risk escalation framework requires progressive escalation of cyber security risks to management and its committees, then to Board Committees and, ultimately, to the Board.

Management's Operations Committee meets monthly and provides oversight and governance of the technology and cyber security programs. The Senior Vice President, Senior Technology Officer and Information Security Officer are members of this committee and report monthly on the technology and cyber security programs. The Senior Vice President, Senior Technology Officer also is a member of Management's Enterprise Risk & Disclosure Committee, which meets a minimum of four times a year, to report on the technology and cyber security programs.

Horizon engages in regular assessments of its infrastructure, software systems, and network architecture, using internal cybersecurity experts and third–party specialists. It also maintains a third–party risk management program designed to identify, assess, and manage risk, including cybersecurity risks, associated with external service providers and our supply chain.

The Executive Vice President, Senior Operations Officer has 36 years of experience in operations and technology with an educational background in Business Administration. In the role of Senior Bank Operations Officer and Executive for the past 25 years, she oversees and works closely with Horizon's technology and security teams to develop and implement robust security measures to protect the Bank's systems, networks, and customer data. The Senior Bank Operations Officer stays current on the latest industry trends and emerging cyber threats through publications, webinars, seminars, and banking association training around cyber security. She also collaborates with external agencies, such as law enforcement and regulatory bodies, to address cyber threats and ensure compliance with industry best practices.

The Senior Vice President, Senior Technology Officer has 29 years of experience in information technology, with the last 14 as the information technology leader for the Bank. He holds a bachelor's degree in computer science. He is an active member of FS–ISAC's Mergers an Acquisition Working Group, is a member of InfraGard, and serves as the chairperson for the finance committee on the Indiana Governor's Executive Council on Cybersecurity. He attends numerous industry training sessions including those put on by the SANS Institute, PaloAlto, Cisco, Microsoft, the Cybersecurity, and Infrastructure Security Agency (CISA), and FS–ISAC.

The Vice President, Information Security and Audit Information Security Officer has 29 years as an IT Professional, with the last 9 as the cybersecurity leader for Horizon Bank with an education background in Technology. He has achieved numerous certifications throughout his career including the Microsoft Certified Systems Engineer (MCSE) and Certified Novell Engineering (CNE 5/6). He has demonstrated a continued commitment to excellence and attained certification as a Certified Information Systems Security Professional (CISSP) issued by ISC2 in 2022 and renewed in 2025. In addition, he attained the Certified Information Security Manager (CISM) from ISACA in 2024. Through continuous learning and professional development, the Information Security Officer has honed his expertise in cybersecurity frameworks, threat detection, incident response, and risk management. He also serves as a member of the Indiana Bankers Association (IBA) Cyber Security Committee and attends numerous industry training sessions including those put on by Microsoft, FS–ISAC, SANS Institute.

Notwithstanding our defensive measures and processes, the threat posed by cyber attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyberattacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our Company. See Item 1A. Risk Factors for further discussion of risks related to cyber security in Horizon's 2025 Annual Report on Form 10–K filed with the Securities and Exchange See Item 1A. Risk Factors for further discussion of risks related to cyber security.

ITEM 2. PROPERTIES

The main office and full service branch of Horizon and the Bank is located at 515 Franklin Street, Michigan City, Indiana. The building located across the street from the main office of Horizon and the Bank, at 502 Franklin Street, houses the credit administration, operations, purchasing, and information technology departments of the Bank. In addition to these principal facilities, the Bank has 71 sales offices located in various cities and towns in northern and central Indiana and southern and central Michigan. Horizon maintains such branches and offices as it believes are necessary for the convenience of its customers and the community, and Horizon frequently assesses the suitability of all its business locations.

Horizon owns all of its facilities except for a leased office in Grand Rapids, Michigan.

ITEM 3. LEGAL PROCEEDINGS

Please see the Note 24 - General Litigation in the Notes to Consolidated Financial Statements within Item 8 of this report for information regarding Horizon's legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock and Related Stockholder Matters

Horizon common stock is traded on the NASDAQ Global Select Market under the symbol "HBNC."

The approximate number of holders of record of Horizon's outstanding common stock as of March 11, 2026 was 1,224.

The Equity Compensation Plan Information table appears under the caption "Equity Compensation Plan Information" in Item 12 below and is incorporated herein by reference.

Repurchases of Securities

There were no purchases by the Company of its common stock during the fourth quarter of 2025.

HORIZON BANCORP, INC.

Performance Graph

The SEC requires Horizon to include a line graph comparing Horizon's cumulative five–year total shareholder returns on the common shares with market and industry returns over the past five years. S&P Global Market Intelligence prepared the following graph. The return represented in the graph assumes the investment of $100 on December 31, 2020, and further assumes reinvestment of all dividends. The Company's common stock is traded on the NASDAQ Global Select Market under the ticker symbol HBNC.



Index	December 31 2020	December 31 2021	December 31 2022	December 31 2023	December 31 2024	December 31 2025
Horizon Bancorp, Inc.	100.00	135.43	101.22	101.65	120.14	131.87
Russell 2000 Index	100.00	114.82	91.35	106.82	119.14	134.40
S&P U.S. SmallCap Banks Index	100.00	139.21	122.74	123.35	145.82	160.37

Source: S&P Global Market Intelligence
© 2025

ITEM 6. RESERVED

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2025. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. All of such forward-looking statements are expressly qualified by reference to the cautionary statements provided under the caption "Forward-Looking Statements" included on page 3 of this report. Furthermore, a number of known and unknown factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. Therefore, you are encouraged to read in its entirety the information provided under the caption "Risk Factors" included under Item 1A in Part I of this report for a discussion of risk factors that may negatively impact our expected results, performance, or achievements discussed below.

Overview

Horizon is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in northern and central Indiana and southern and central Michigan through its bank subsidiary, Horizon Bank. Horizon operates as a single segment, which is commercial banking. Horizon's common stock is traded on the NASDAQ Global Select Market under the symbol HBNC. The Bank was founded in 1873 as a national association, and it remained a national association until its conversion to an Indiana commercial bank effective June 23, 2017. The Bank is a full–service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services, and other services incident to banking.

Fourth Quarter and Full Year 2025 Highlights

Fourth Quarter Highlights

- Strong performance of the core community banking model, combined with the successful completion of the balance sheet repositioning efforts, resulted in significant performance improvement for the quarter. The Company's return on average assets and return on average equity improved to 1.63% and 15.71%, respectively.

- Net interest income of $63.5 million for the three months ended December 31, 2025 increased 8.7% compared with $58.4 million for the three months ended September 30, 2025, and 19.5% compared with $53.1 million in the year ago period. The net interest margin, on a fully taxable equivalent ("FTE") basis[1], expanded for the ninth consecutive quarter, to 4.29% for the three months ended December 31, 2025, compared with 3.52% for the three months ended September 30, 2025 and 2.97% for the three months ended December 31, 2024.

- Total loans held for investment ("HFI") increased 4.4% as of December 31, 2025 compared to the linked quarter annualized, with strong organic commercial loan growth of $75.8 million, or 9.1% annualized.

- Funding costs continued to trend favorably. Non-interest bearing deposits balances remained relatively flat, while declines in interest-bearing balances largely reflected the communicated planned exit of high-cost, transactional deposits. Total interest-bearing liability costs decreased by another 34 bps during the quarter.

- Credit quality remained strong, with annualized net charge offs of 0.08% of average loans during the fourth quarter. Non-performing assets remain well within expected ranges, with non-performing assets to total assets of 63 bps for the fourth quarter.

- Expenses were comparable to the third quarter when considering a select few items related to the balance sheet activities, displaying management's continued commitment to generate positive operating leverage through a more efficient expense base.

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[1] Non-GAAP financial metric. See non-GAAP reconciliation included herein for the most directly comparable GAAP measure.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Full Year Highlights

- Net interest income increased to $229.5 million for the year ended December 31, 2025, compared to $188.6 million for the year ended December 31, 2024, driven by net interest margin expansion, as average earning asset balances declined year-over-year as a result of the balance sheet repositioning efforts during Q3 2025. The net interest margin, on a fully taxable equivalent ("FTE")[1] basis, expanded to 3.49% compared with 2.68% for the year ended December 31, 2024.

- The increase in FTE net interest margin was also driven by the Company's balance sheet repositioning in Q3 2025, which resulted in a shift of the Company's earning asset mix towards higher yielding commercial loans and funding mix toward relationship-based deposit funding, in addition to favorable trends loan yields and interest-bearing deposit costs. The asset mix shift was a result of an increase in its overall average loan balances of $226.5 million or 4.8%, from $4.7 billion for the year ended December 31, 2024 to $4.9 billion for the year ended December 31, 2025, while average balances of investment securities declined by $779.4 million, or 32.1%, to $1.6 billion from $2.4 billion in the same period a year ago.

- As discussed above, the Company repositioned the investment securities portfolio during Q3 2025. The Company reclassified its held-to-maturity investment portfolio, with a carrying value of $1.8 billion and unrealized loss of $282.6 million, to the available-for-sale portfolio as part of the Company's balance sheet repositioning. Following the reclassification, the Company sold securities with a fair value of $1.4 billion, recognizing a pre-tax loss of $299.5 million, with a portion of the net proceeds reallocated back into the securities portfolio. As a result, the yield of the Company's investment portfolio increased 52 bps to 2.87% for the year ended December 31, 2025, compared to 2.35% for the year ended December 31, 2024.

- Total loans, including loans held-for-sale, were $4.89 billion at December 31, 2025, down $28.3 million from December 31, 2024 balances, or (0.6)% year over year. Strong commercial loan growth of $354.3 million, or 11.5%, was offset by the sale of the mortgage warehouse portfolio in Q1 2025 and the indirect auto portfolio of $284.2 million during the Q3 2025.

- Credit quality remains strong, with net charge offs of 0.06% of average loans for the year ended December 31, 2025. The provision for credit losses decreased by $3.5 million from prior year. This was mainly due to the release of the allowance related to the indirect auto portfolio, which was sold in Q3 2025. Allowance to total loans decreased from 1.07% to 1.05% during the period.

Critical Accounting Estimates

The Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10–K for 2025 contain a summary of the Company's significant accounting policies. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The Company considers these policies to be its critical accounting estimates. Management has identified as critical accounting estimates as the allowance for credit losses, income taxes, and valuation measurements.

Allowance for Credit Losses on Loans

The allowance for credit losses represents management's best estimate of current expected credit losses over the life of the portfolio of loans and leases. Estimating credit losses requires judgment in determining loan specific attributes impacting the borrower's ability to repay contractual obligations. Other factors such as economic forecasts used to determine a reasonable and supportable forecast, prepayment assumptions, the value of underlying collateral, and changes in size composition and risks within the portfolio are also considered.

The allowance for credit losses is assessed at each balance sheet date and adjustments are recorded in the provision for credit losses. The allowance is estimated based on loan level characteristics using historical loss rates, a reasonable and supportable economic forecast. Loan losses are estimated using the fair value of collateral for collateral–dependent loans, or when the borrower is experiencing financial difficulty such that repayment of the loan

---

[1] Non-GAAP financial metric. See non-GAAP reconciliation included herein for the most directly comparable GAAP measure.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

is expected to be made through the operation or sale of the collateral. Loan balances considered uncollectible are charged–off against the ACL. Assets purchased with credit deterioration ("PCD") represent assets that are acquired with evidence of more than insignificant credit quality deterioration since origination at the acquisition date. At acquisition, the allowance for credit losses on PCD assets is booked directly to the ACL. Any subsequent changes in the ACL on PCD assets is recorded through the provision for credit losses. Management believes that the ACL is adequate to absorb the expected life of loan credit losses on the portfolio of loans and leases as of the balance sheet date. Actual losses incurred may differ materially from our estimates.

Income Taxes

The Company is subject to the income tax laws of the U.S. its states and municipalities in which the Company operates. The tax laws are subject to potentially different interpretations by the taxpayer and the applicable taxing authorities. In determining the provision for income taxes, the Company makes judgments about the application of tax laws as well as estimates related to timing of when certain items when affect taxable income . Additionally, in the process of preparing   tax returns, the Company's management makes reasonable interpretations of the tax laws. Management's interpretations are subject to review during examination by taxing authorities and disputes may arise over the respective tax positions.

Management reviews income tax expense and the carrying value of deferred tax assets quarterly; and as if business events or circumstances warrant. US GAAP prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements.

Although the Company believes that its tax judgments, estimates, and interpretations are reasonable, actual results could differ and the Company may be exposed to losses or gains that could be material. For example. Company's effective income tax rate could be materially affected when the Company prevails in matters for which reserves have been established or when the Company is required to pay amounts in excess of reserves.

See Note 16 - Income Taxes to the Consolidated Financial Statements for a further discussion of income taxes.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Results of Operations

Net Income

Consolidated net loss was $150.5 million, or $(3.24) per diluted share, in 2025, compared to net income of $35.4 million or $0.80 per diluted share in 2024, and $28.0 million or $0.64 per diluted share in 2023. The decrease in net income when compared with the prior year period reflects a decrease in non-interest income of $259.4 million, of which $299.5 million related to a realized loss on sale of investment securities, and an increase in non-interest expense of $13.5 million, primarily owed to prepayment penalties on the redemption of borrowings, which was partially offset by a $40.9 million increase in net interest income and a net tax benefit of $42.6 million.

Net Interest Income

The largest component of income is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on deposits and borrowings. Changes in the net interest income are the result of changes in volume and the net interest spread which affects the net interest margin. Volume refers to the average dollar levels of interest earning assets and interest bearing liabilities. Net interest spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities. Net interest margin refers to net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities.

Net interest income increased $40.9 million during the year ended December 31, 2025, to $229.5 million when compared to the same period in 2024. While average earning asset balances declined, the reported net FTE interest margin[1] increased by 81 basis points, to 3.49% for the year ended December 31, 2025 when compared to the prior year period. The primary driver of the increase in net interest income compared with the prior year period is attributable to the favorable mix shift in both average interest earning assets toward higher-yielding loans, and the funding mix toward lower cost deposit liabilities. Additionally, loan and securities yields have increased while deposit costs have declined when compared with the comparable year ago period.

The following table presents the average balances of our assets, liabilities, and stockholders' equity, and the related weighted average yields and rates on our interest earning assets and interest bearing liabilities for the periods indicated.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

	Years Ended								
	December 31, 2025			December 31, 2024			December 31, 2023		
	Average Balance	Interest	Avg Rate	Average Balance	Interest	Avg Rate	Average Balance	Interest	Avg Rate
Assets									
Interest earning assets									
Interest-bearing deposits in banks	$ 165,900	$ 7,243	4.37 %	$ 187,262	$ 9,680	5.17 %	$ 95,795	$ 4,967	5.19 %
Federal Home Loan Bank stock	47,090	3,564	7.57 %	49,879	5,430	10.89 %	33,312	2,250	6.75 %
Investment securities – taxable	823,049	26,299	3.20 %	1,290,190	24,865	1.93 %	1,658,160	32,160	1.94 %
Investment securities – non–taxable [1]	821,985	20,941	2.55 %	1,134,198	32,201	2.84 %	1,236,607	35,929	2.91 %
Total investment securities	1,645,034	47,240	2.87 %	2,424,388	57,066	2.39 %	2,894,767	68,089	2.35 %
Loans receivable [2][3]	4,909,506	311,409	6.34 %	4,682,978	292,485	6.25 %	4,244,893	245,594	5.79 %
Total interest earning assets	6,767,530	369,456	5.46 %	7,344,507	364,661	4.97 %	7,268,767	320,900	4.41 %
Non-interest earning assets									
Cash and due from banks	83,116			102,581			102,535		
Allowance for credit losses	(52,077)			(51,282)			(49,774)		
Other assets	500,948			433,752			548,100		
Total average assets	$ 7,299,517			$ 7,829,558			$ 7,869,628		
Liabilities and Stockholders' Equity									
Interest bearing liabilities									
Interest bearing deposits	$ 1,718,060	$ 25,016	1.46 %	$ 1,672,181	$ 27,504	1.64 %	$ 1,749,674	$ 22,083	1.26 %
Saving and money market deposits	1,601,473	30,253	1.89 %	1,693,394	39,581	2.34 %	1,597,732	24,230	1.52 %
Time deposits	1,194,462	43,338	3.63 %	1,165,349	47,957	4.12 %	1,151,182	39,544	3.44 %
Borrowings	637,980	23,539	3.69 %	1,166,145	42,059	3.61 %	1,154,714	39,514	3.42 %
Repurchase agreements	88,100	1,493	1.69 %	119,605	2,871	2.40 %	137,153	2,964	2.16 %
Subordinated notes	75,348	5,201	6.90 %	55,651	3,319	5.96 %	58,764	3,511	5.97 %
Junior subordinated debentures to capital trusts	57,576	4,452	7.73 %	57,362	4,588	8.00 %	57,137	4,715	8.25 %
Total interest bearing liabilities	5,372,999	133,292	2.48 %	5,929,687	167,879	2.83 %	5,906,356	136,561	2.31 %
Non-interest bearing liabilities									
Demand deposits	1,114,940			1,085,195			1,181,233		
Accrued interest payable and other liabilities	66,563			76,883			75,765		
Stockholders' equity	745,015			737,793			706,274		
Total average liabilities and stockholders' equity	$ 7,299,517			$ 7,829,558			$ 7,869,628		
Net FTE interest income (Non-GAAP) and spread [5]		236,164			$196,782			$184,339	
Less FTE adjustments [4]		$ 6,680			$ 8,178			$ 8,595	
Net Interest Income		$229,484	3.24 %		$188,604	2.13 %		$175,744	2.10 %
Net FTE interest margin (Non-GAAP) [4][5]			3.49 %			2.68 %			2.54 %

[1] Securities balances represent daily average balances for the fair value of securities. The average rate is calculated based on the daily average balance for the amortized cost of securities.

[2] Includes fees on loans held for sale and held for investment. The inclusion of loan fees does not have a material effect on the average interest rate.

[3] Non-accruing loans for the purpose of the computation above are included in the daily average loan amounts outstanding. Loan totals are shown net of unearned income and deferred loan fees.

[4] Management believes fully taxable equivalent, or FTE, interest income is useful to investors in evaluating the Company's performance as a comparison of the returns between a tax-free investment and a taxable alternative. The Company adjusts interest income and average rates for tax-exempt loans and securities to an FTE basis utilizing a 21% tax rate.

[5] Non-GAAP financial metric. See non-GAAP reconciliation included herein for the most directly comparable GAAP measure.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

The following table illustrates the impact of changes in the volume of interest earning assets and interest bearing liabilities and interest rates on net interest income for the periods indicated. The changes in net income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each.

	2025 - 2024			**2024 - 2023**		
	Total Change	**Change Due To Volume**	**Change Due To Rate**	**Total Change**	**Change Due To Volume**	**Change Due To Rate**
Interest Income						
Interest-bearing deposits in banks	(2,437)	(1,032)	(1,405)	4,713	4,729	(16)
Federal Home Loan Bank stock	(1,866)	(289)	(1,577)	3,180	1,426	1,754
Investment securities - taxable	1,435	(11,118)	12,553	(7,295)	(7,093)	(202)
Investment securities - non-taxable	(11,260)	(8,202)	(3,058)	(3,728)	(2,922)	(806)
Loans receivable	18,924	14,319	4,605	46,891	26,485	20,406
Total interest income	4,796	(6,322)	11,118	43,761	22,625	21,136
Interest Expense						
Interest-bearing demand deposits	(2,488)	736	(3,224)	5,421	(1,016)	6,437
Savings and money market savings deposits	(9,328)	(2,061)	(7,267)	15,351	1,529	13,822
Time deposits	(4,619)	1,175	(5,794)	8,413	493	7,920
Borrowings	(18,519)	(19,467)	948	2,545	394	2,151
Repurchase agreements	(1,378)	(651)	(727)	(93)	(402)	309
Subordinated notes	1,882	1,302	580	(192)	(186)	(6)
Junior subordinated debentures issued to capital trusts	(136)	17	(153)	(127)	19	(146)
Total interest expense	(34,586)	(18,949)	(15,637)	31,318	831	30,487
Net FTE interest income (Non-GAAP)	39,382	12,627	26,755	12,443	21,794	(9,351)
Less change in FTE adjustments	(1,498)			(417)		
Net Interest Income	$ 40,880			$ 12,860		

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non-Interest Income

(Dollars in Thousands)	December, 2025	December, 2024	December, 2023	2025 - 2024 Change $	2025 - 2024 Change %	2024 - 2023 Change $	2024 - 2023 Change %
Service charges on deposit accounts	$ 13,231	$ 12,940	$ 12,227	$ 291	2.3 %	$ 713	5.8 %
Wire transfer fees	277	461	448	(184)	(39.9)%	13	2.9 %
Interchange fees	13,599	13,799	12,861	(200)	(1.5)%	938	7.3 %
Fiduciary activities	5,501	5,394	5,080	107	2.0 %	314	6.2 %
Loss on sale of investment securities	(299,538)	(39,140)	(32,052)	(260,398)	665.3 %	(7,088)	22.1 %
Gain on sale of mortgage loans	4,799	4,215	4,323	584	13.8 %	(108)	(2.5)%
Mortgage servicing income net of impairment	1,463	1,677	2,708	(214)	(12.7)%	(1,031)	(38.1)%
Increase in cash value of bank owned life insurance	1,420	1,300	3,709	120	9.2 %	(2,409)	(65.0)%
Other income	2,798	2,325	2,694	473	20.3 %	(369)	(13.7)%
Total non-interest (loss) income	$ (256,450)	$ 2,971	$ 11,998	$(259,421)	(8731.8)%	$ (9,027)	(75.2)%

Total non-interest income decreased $259.4 million, to a net pre-tax loss of $256.5 million for the year ended December 31, 2025 compared to the same period in 2024. The primary components of the change were as follows:

Loss on sale of investment securities increased by $260.4 million for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to the sale of investment securities during the third quarter of 2025 related to the Company's balance sheet repositioning efforts.

Gain on sale of mortgage loans increased by $0.6 million for the year ended December 31, 2025, as compared to the same periods in 2024, driven by the increased volume of sold loans.

Mortgage servicing income decreased $0.2 million for the year ended December 31, 2025, as compared to the same periods in 2024. The decrease was a result of lower gross servicing revenue and higher amortization expense of mortgage servicing rights in the current period.

Service charges on deposit accounts increased by $0.3 million for the year ended December 31, 2025, as compared to the same period in 2024, primarily as a result of higher transaction-based fee activity in the current period.

Interchange fees decreased by $0.2 million for the year ended December 31, 2025 compared to same period in 2024, primarily as a result of decreased volumes in debit card activity.

Other income, which includes various miscellaneous income items as well as fair market value adjustments to certain other assets, increased by $0.5 million, compared to the same period in 2024. Other income for the year included the pre-tax gain of $7.0 million on the sale of the Company's mortgage warehouse business, a BOLI death benefit of $0.6 million and the pre-tax loss of $7.7 million on the sale of the Company's indirect auto portfolio.

The remaining changes were nominal amongst the remaining individual non-interest income accounts.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non-Interest Expense

(Dollars in Thousands)	December, 2025	December, 2024	December, 2023	2025 - 2024 Change $	2025 - 2024 Change %	2024 - 2023 Change $	2024 - 2023 Change %
Non–interest Expense							
Salaries and employee benefits	$ 89,737	$ 88,244	$ 80,809	$ 1,493	1.7 %	$ 7,435	9.2 %
Net occupancy expenses	13,867	13,376	13,355	491	3.7 %	21	0.2 %
Data processing	11,884	10,861	11,626	1,023	9.4 %	(765)	(6.6)%
Professional fees	3,452	2,733	2,645	719	26.3 %	88	3.3 %
Outside services and consultants	13,422	14,564	9,942	(1,142)	(7.8)%	4,622	46.5 %
Loan expense	4,340	4,076	4,980	264	6.5 %	(904)	(18.2)%
FDIC insurance expense	5,100	5,032	3,880	68	1.3 %	1,152	29.7 %
Core deposit intangible amortization	3,044	3,403	3,612	(359)	(10.6)%	(209)	(5.8)%
Merger related expense	305	—	—	305	100.0 %	—	— %
Prepayment penalties	12,680	—	—	12,680	100.0 %	—	— %
Other losses	1,336	1,199	1,051	137	11.4 %	148	14.1 %
Other expense	13,124	15,348	14,384	(2,224)	(14.5)%	964	6.7 %
Total non–interest expense	$ 172,291	$ 158,836	$ 146,284	$ 13,455	8.5 %	$ 12,552	8.6 %

Non-interest expense increased $13.5 million for the year ended December 31, 2025 compared to the same period in 2024, the primary components of the change were as follows:

Salaries and employee benefits expense increased by $1.5 million for the year ended December 31, 2025 when compared to the same period in 2024, partially attributable to ongoing hiring efforts in revenue generating roles and higher incentive compensation accruals.

Data processing expense increased by $1.0 million for the year ended December 31, 2025 when compared to the same period in 2024. This is primarily a result of increases in debit card processing activity and software maintenance.

Outside services and consultant expense decreased by $1.1 million for the year ended December 31, 2025 when compared to the same period in 2024, primarily related to strategic initiatives undertaken during the year to reduce reliance on third-party services.

Other expenses, which includes corporate and other service expenses, decreased by $2.2 million for the year ended December 31, 2025 when compared to the same period in 2024. This decrease was partially due to decreases in marketing and advertising expenses.

Professional fees increased by $0.7 million for the year ended December 31, 2025 when compared to the same period in 2024, largely a result of episodic legal fees related to certain legacy items that have been concluded.

Other losses for the year ended December 31, 2025 included the $0.7 million of one-time expense related to the write-off of the remaining unamortized issuance expense for the subordinated notes maturing in 2030 that were called on October 1, 2025.

Prepayment penalties increased $12.7 million for the year ended December 31, 2025 when compared to the same period in 2024. The increase was driven by a $12.7 million prepayment penalty related to the payoff of $700 million in FHLB advances during the third quarter as part of the Company's balance sheet repositioning.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Provision and Allowance for Credit Losses and Liability for Unfunded Lending Commitments

	December 31, 2025	December 31, 2024
Allowance for Credit Losses on Loans		
Balance at beginning of period	$ 51,980	$ 50,029
Provision for credit losses on loans	2,243	3,854
Net loan (charge-offs) recoveries:		
Commercial	(766)	199
Residential Real estate	—	28
Consumer	(2,158)	(2,130)
Total net loan (charge-offs) recoveries	**(2,924)**	**(1,903)**
Balance at end of period	**$ 51,299**	**$ 51,980**
Liability for Unfunded Lending Commitments		
Balance at beginning of period	2,149	615
Provision (reversal) for credit losses on unfunded lending commitments	(309)	1,534
Balance at end of period	**$ 1,840**	**$ 2,149**
Allowance for Credit Losses on Loans and Liability for Unfunded Lending Commitments	**$ 53,139**	**$ 54,129**

Horizon assesses the adequacy of its Allowance for Credit Losses ("ACL") by regularly reviewing the performance of its loan portfolio against various economic backdrops, which periodically change. For the year ended December 31, 2025, the Company recorded credit loss expense of $1.9 million. This compares to a provision for credit losses of $5.4 million for the year ended December 31, 2024. The decrease in the provision for credit losses on loans when compared to the year ago period was primarily attributable to the release of approximately $3.1 million in total allowance against the sold portion of the indirect auto portfolio, and well as the continued improvement in the Company's historical loss metrics. The total provision, other than on loans and unfunded lending commitments, benefitted from the release of the $0.2 million reserve against the previous held-to-maturity investment portfolio.

For the year ended December 31, 2025, the loan portfolio excluding loans held for sale increased by $29.5 million, or 0.6%. The loan growth experienced was mainly attributable to increased focus on the commercial portfolio segment. The commercial loan portfolio segment grew by $354.3 million, or 11.5%. The growth is partially offset by a decrease in the consumer loan portfolio of $294.3 million, or (30.5)%, primarily related to the sale of the consumer indirect auto portfolio as part of the balance sheet repositioning efforts in the third quarter of 2025.

For the year ended, the allowance for credit losses included net charge offs of $2.9 million, or 0.06% of average loans outstanding, compared to net charge-offs of $1.9 million, or 0.04% of average loans outstanding for the year ended December 31, 2024.

The Company's allowance for credit losses as a percentage of period-end loans HFI was 1.05% at December 31, 2025, compared to 1.07% at December 31, 2024.

The liability for unfunded lending commitments was $1.8 million at December 31, 2025, a decrease from $2.1 million at December 31, 2024.

Income Taxes

The Company's income tax benefit for the year ended December 31, 2025 was $50.7 million compared to a benefit of $8.08 million for the year ended December 31, 2024, resulting in effective tax rates of 25.2% and (29.5)%, respectively. The net credit position for the year ended December 31, 2025 is attributable to the pre-tax loss generated from the Company's balance sheet repositioning efforts in the third quarter of 2025. For a reconciliation of the statutory rate to the actual rate, please refer to Note 16- Income Tax.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Financial Condition

Horizon's total assets were $6.4 billion as of December 31, 2025, a decrease of $1.4 billion from December 31, 2024. The decrease in total assets was primarily driven by the Company's balance sheet repositioning efforts, which resulted in a reduction of investment securities of $1.2 billion, interest-bearing deposits in banks of $128.5 million, and loans held for sale of $57.8 million following the sale of the Company's mortgage warehouse business in the first quarter of 2025. These decreases was partially offset by modest growth in loans, net of allowance for credit losses, of $30.2 million and an increase in other assets of $62.8 million, primarily attributable to a higher deferred tax asset generated through the Company's balance sheet repositioning initiatives.

Investment Securities

Investment securities, classified as available for sale, carrying values totaled $875.4 million at December 31, 2025, and consisted of Treasury and federal agency securities of $16.9 million, 1.9%; state and municipal securities of $319.7 million, 36.5%; U.S. government agency mortgage backed securities of $494.2 million, 56.5%; and corporate securities of $44.7 million, 5.1%.

As indicated above, 56.5% of the investment portfolio consists of U.S. government agency mortgage backed securities. These instruments are secured by residential mortgages of varying maturities. Principal and interest payments are received monthly as the underlying mortgages are repaid. These payments also include prepayments of mortgage balances as borrowers either sell their homes or refinance their mortgages. Therefore, mortgage–backed securities have maturities that are stated in terms of average life. The average life is the average amount of time that each dollar of principal is expected to be outstanding. As of December 31, 2025, the mortgage–backed securities in the investment portfolio had an average duration, net of fair value swaps against the portfolio, of just over 4 years.

Municipal securities are priced by a third party using a pricing grid which estimates prices based on recent sales of similar securities. All municipal securities are investment grade or local non–rated issuers. A credit review is performed annually on the municipal securities portfolio.

At December 31, 2025 and 2024, 100% and 11%, respectively, of investment securities were classified as available for sale. During the third quarter of 2025, the Company transferred it's entire held to maturity portfolio to available for sale. Securities classified as available for sale are carried at their fair market value, with both unrealized gains and losses recorded, net of tax, in accumulated other comprehensive income or loss, a component of stockholders' equity. Net unrealized losses on these securities totaled $33.3 million, which resulted in a balance of $26.0 million, net of tax, included in stockholders' equity at December 31, 2025. This compared to net unrealized loss on securities which totaled $38.2 million, net of tax, included in stockholders' equity at December 31, 2024. Based on current market conditions, the Company intends to hold its available-for-sale securities in unrealized loss positions through the anticipated recovery period.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

The following is a schedule of maturities of each categories of available for sale securities and the related weighted–average yield of such securities as of December 31, 2025:

(dollars in thousands)	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale								
U.S. Treasury, federal agencies, and government sponsored agencies[1]	$ 748	1.69 %	$ —	— %	$ —	— %	$ 16,157	4.89 %
State and municipal	15,025	3.22 %	46,646	3.55 %	24,983	3.68 %	233,011	4.18 %
U.S. government agency mortgage-backed securities	—	— %	—	— %	—	— %	494,174	4.88 %
Corporate notes	—	— %	—	— %	44,670	3.44 %	—	— %
Total available for sale	15,773	3.15 %	46,646	3.55 %	69,653	3.53 %	743,342	4.66 %
Total investment securities	$ 15,773	3.15 %	$ 46,646	3.55 %	$ 69,653	3.53 %	$ 743,342	4.66 %

[1] Fair value is based on contractual maturity or call date where a call option exists

[2] Maturity based upon final maturity date

The weighted–average interest rates are based on coupon rates for securities purchased at par value an on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. Yields on tax-exempt securities have been computed on a tax-equivalent basis using the federal statutory tax rate of 21%.

As a member of the Federal Home Loan Bank system, Horizon is required to maintain an investment in the common stock of the Federal Home Loan Bank. The investment in common stock is based on a predetermined formula. At December 31, 2025 and 2024, Horizon had investments in the common stock of the Federal Home Loan Bank totaling $45.7 million and $53.8 million, respectively.

At December 31, 2025, Horizon maintained held for trading securities of $3.9 million.

For more information about securities, see Note 3 – Securities to the Consolidated Financial Statements at Item 8.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Total Loans, HFI

Total loans held for investment, net of deferred fees/costs, the principal earning asset of the Bank, were $4.9 billion at December 31, 2025. The current level of total loans increased 0.6% from the December 31, 2024, level of $4.8 billion primarily due to an increase in commercial and residential construction loans, offset by a decrease in consumer and residential mortgage loans during the year. The table below provides comparative detail on the loan categories.

	December 31, 2025	December 31, 2024	Dollar Change	Percent Change
Commercial				
Owner occupied real estate	$ 699,327	$ 667,165	$ 32,162	4.8 %
Non–owner occupied real estate	1,669,260	1,501,456	167,804	11.2 %
Residential spec homes	17,741	15,611	2,130	13.6 %
Development & spec land	35,535	18,627	16,908	90.8 %
Commercial and industrial	1,010,545	875,297	135,248	15.5 %
Total commercial	3,432,408	3,078,156	354,252	11.5 %
Real estate				
Residential mortgage	741,477	783,961	(42,484)	(5.4)%
Residential construction	30,950	18,948	12,002	63.3 %
Total real estate	772,427	802,909	(30,482)	(3.8)%
Consumer				
Installment	77,174	97,190	(20,016)	(20.6)%
Indirect auto	19,672	303,901	(284,229)	(93.5)%
Home equity	574,861	564,884	9,977	1.8 %
Total consumer	671,707	965,975	(294,268)	(30.5)%
Total loans HFI	4,876,542	4,847,040	29,502	0.6 %
Allowance for loan losses	(51,299)	(51,980)	681	(1.3)%
Loans HFI, net	$ 4,825,243	$ 4,795,060	$ 30,183	0.6 %

The acceptance and management of credit risk is an integral part of the Bank's business as a financial intermediary. The Bank has established underwriting standards including a policy that monitors the lending function through strict administrative and reporting requirements as well as an internal loan review of commercial, residential real estate and consumer loans. The Bank also uses an independent third–party loan review function that regularly reviews asset quality.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Changes in the mix of the loans HFI portfolio averages are shown in the following table.

	December 31, 2025	December 31, 2024
Commercial	$ 3,257,819	$ 2,811,689
Real estate	795,318	784,043
Mortgage warehouse	—	61,219
Consumer	834,312	1,022,619
Total average loans HFI	$ 4,887,449	$ 4,679,570

Maturities and Sensitivities of Loans HFI to Changes in Interest Rates

The following table presents the maturity distribution based on payment due dates of our loan portfolio as of December 31, 2025. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index as well as a breakdown of floating rate loans.

	Due in One Year or Less	After One, but Within Five Years	After Five, but Within Fifteen Years	After Fifteen Years	Total
Commercial	$ 456,857	$ 1,769,960	$ 1,091,433	$ 114,158	$ 3,432,408
Real estate	1,789	7,414	39,555	723,669	$ 772,427
Consumer	6,054	48,522	101,135	515,996	$ 671,707
Total	$ 464,700	$ 1,825,896	$ 1,232,123	$ 1,353,823	$ 4,876,542
Loans with fixed interest rates:					
Commercial	$ 139,262	$ 1,188,412	$ 417,420	$ 40,608	$ 1,785,702
Real estate	1,733	6,736	22,431	500,577	531,477
Consumer	3,887	35,452	95,267	22,944	157,550
Total	$ 144,882	$ 1,230,600	$ 535,118	$ 564,129	$ 2,474,729
Loans with variable interest rates:					
Commercial	$ 317,595	$ 581,548	$ 674,013	$ 73,550	$ 1,646,706
Real estate	56	678	17,124	223,092	240,950
Consumer	2,167	13,070	5,868	493,052	514,157
Total	$ 319,818	$ 595,296	$ 697,005	$ 789,694	$ 2,401,813

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Commercial Loans HFI

Commercial loans totaled $3.4 billion, or 70.4% of total loans as of December 31, 2025, compared to $3.1 billion, or 63.5% as of December 31, 2024. The increase during 2025 was due to growth in all types of commercial loans.

Commercial loans consisted of the following types of loans at December 31:

	December 31, 2025			December 31, 2024		
	Number	**Amount**	**Percent of Portfolio**	**Number**	**Amount**	**Percent of Portfolio**
SBA guaranteed	317	$ 94,998	3 %	284	$ 74,342	3 %
Municipal government	87	123,201	4 %	104	126,488	4 %
Lines of credit	1,395	699,741	20 %	1,438	657,499	21 %
Real estate and equipment	4,662	2,514,468	73 %	4,841	2,219,827	72 %
Total	6,461	$ 3,432,408	100 %	6,667	$ 3,078,156	100 %

At December 31, 2025, the commercial loan portfolio held $435.1 million of adjustable rate loans that had interest rate floors in the terms of the note. Of the commercial loans with interest rate floors, loans totaling $55.3 million were at their floor at December 31, 2025.

The Bank's commercial loan portfolio consists generally of approximately 29% commercial and industrial loans and approximately 71% commercial real estate loans.

Commercial and industrial loans typically are comprised of loans to finance working capital, equipment and titled vehicles. The top five segments with the commercial and industrial portfolio as of December 31, 2025 as a percentage of total commercial loans were finance and insurance; construction; manufacturing; health care and education; and individuals and other services, with the highest concentration in health care and education at approximately 3% of total commercial loans.

Owner occupied real estate loans are comprised of loans secured by the real estate for the business operator's facilities such as their office, warehouse, manufacturing facility or medical offices. The top five segments within the owner occupied real estate portfolio as of December 31, 2025 as a percentage of total commercial loans were health care and education; restaurants; real estate rental and leasing; retail trade; and manufacturing with the highest concentration in health care and education at approximately 4% of total commercial loans.

Non–owner occupied real estate loans are categorized as loans reliant on the leasing and/or operation of the underlying real estate for repayment. The top five segments within the non–owner occupied real estate portfolio as of December 31, 2025 as a percentage of total commercial loans were lessor's of multi–family; warehouse and industrial; retail; motel; and non–medical offices with the highest concentration in lessor's of multi–family at approximately 9% of total commercial loans.

Management actively monitors commercial and industrial loans and commercial real estate loans by NAICS code, geography and real estate sector. Commercial real estate loans are managed to internal portfolio limits for certain real estate categories, as well as regulatory concentration limits based on Tier 1 capital plus allowance for credit losses, percent of portfolio and comparison to peer data. The Bank also utilizes external data sources to monitor commercial real estate segment and market trends.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Residential Real Estate Loans

Residential real estate loans totaled $772.4 million, or 15.8% of total loans as of December 31, 2025, compared to $802.9 million, or 16.6% of total loans as of December 31, 2024. This category consists of home mortgages that generally require a loan to value of no more than 80%. Some special guaranteed or insured real estate loan programs do permit a higher loan to collateral value ratio.

In addition to the customary real estate loans described above, the Bank also had outstanding on December 31, 2025, $470.5 million in revolving home equity lines of credit compared to $470.8 million at December 31, 2024. Credit lines normally limit the loan to collateral value to no more than 89%. Home equity credit lines are primarily not combined with a first mortgage and are therefore evaluated in the allowance for loan losses as a separate pool. These loans are classified as consumer loans in the Loans table above and in Note 4 of the Consolidated Financial Statements at Item 8.

Residential real estate lending is a highly competitive business. As of December 31, 2025, the real estate loan portfolio reflected a wide range of interest rates and repayment patterns, but could generally be categorized as follows:

	December 31, 2025			December 31, 2024		
	Amount	Percent of Portfolio	Yield	Amount	Percent of Portfolio	Yield
Fixed rate						
Monthly payment	$ 528,599	68.4 %	5.20 %	$ 528,454	65.8 %	4.92 %
Biweekly payment	—	— %	— %	2	— %	— %
Adjustable rate						
Monthly payment	243,828	31.6 %	5.45 %	274,453	34.2 %	5.40 %
Subtotal	772,427	100.0 %	5.28 %	802,909	100.0 %	5.08 %
Loans held for sale [1]	3,688			2,772		
Total real estate loans	$ 776,115			$ 805,681		

[1] Loans held for sale excludes mortgage warehouse loans reclassified during Q4 2024.

In addition to the real estate loan portfolio, the Bank originates and sells real estate loans and retains the servicing rights. During 2025 and 2024, approximately $164.5 million and $129.7 million, respectively, of residential mortgages were sold into the secondary market. Loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled approximately $1.4 billion and $1.4 billion at December 31, 2025 and 2024.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2025, totaled approximately $17.5 million compared to the carrying value of $17.5 million. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including loan term, rate type and investor type, were used to stratify the originated mortgage servicing rights.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

	December 31, 2025	December 31, 2024	December 31, 2023
Mortgage servicing rights			
Balances, Balances, January 1	$ 18,195	$ 18,807	$ 18,619
Servicing rights capitalized	1,434	1,359	1,220
Amortization of servicing rights	(2,095)	(1,971)	(1,032)
Balances, Balances, December 31	17,534	18,195	18,807
Impairment allowance			
Balances, Balances, January 1	—	—	—
Additions	—	—	—
Reductions	—	—	—
Balances, Balances, December 31	—	—	—
Mortgage servicing rights, net	$ 17,534	$ 18,195	$ 18,807

Mortgage Warehouse Loans

On January 17, 2025, the Company completed the sale of its mortgage warehouse loan portfolio to an unrelated third party.

Consumer Loans

Consumer loans totaled $0.7 billion, or 13.8% of total loans as of December 31, 2025, compared to $1.0 billion, or 19.9% as of December 31, 2024. The decrease was due to the sale of the Company's indirect auto portfolio of $284.2 million during the third quarter of 2025.

Credit Quality

Non-Performing Assets

Non–performing loans are defined as loans that are greater than 90 days delinquent or have had the accrual of interest discontinued by management. From time to time, the Bank obtains information which may lead management to believe that the collection of payments may be doubtful on a particular loan. In recognition of such, it is management's policy to convert the loan from an "earning asset" to a non–accruing loan. Further, it is management's policy to place a commercial loan on non–accrual status when delinquent in excess of 90 days or management has determined that the borrower's ability to continue to make payments is in doubt. The officer responsible for the loan, Executive Vice President and Chief Commercial Banking Officer, Senior Vice President Commercial Credit Officer and the Vice President Senior Commercial Workout Manager review all loans placed on

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

non–accrual status. Management continues to work diligently toward returning non–performing loans to an earning asset basis. The following table represents credit quality within the portfolio for 2025 and 2024:

	(Dollars in Thousands, except Ratios)	
	December 31,	
	2025	2024
Non-accrual loans		
Commercial	14,549	$ 5,658
Residential Real estate	10,087	11,215
Consumer	7,821	8,919
Total non-accrual loans	$ 32,457	$ 25,792
90 days and greater delinquent - accruing interest	2,489	1,166
Total non-performing loans	$ 34,946	$ 26,958
Other real estate owned		
Commercial	539	$ 407
Residential Real estate	672	—
Consumer	480	17
Total other real estate owned	$ 1,691	$ 424
Other non-performing assets [1]	$ 3,991	$ —
Total non-performing assets	$ 40,628	$ 27,382
Net charge-offs (recoveries)		
Commercial	766	(199)
Residential Real estate	—	(28)
Consumer	2,158	2,130
Total net charge-offs	$ 2,924	$ 1,903
Allowance for credit losses		
Commercial	35,473	30,953
Residential Real estate	3,183	2,715
Consumer	12,643	18,312
Total allowance for credit losses	$ 51,299	$ 51,980
Credit quality ratios		
Non-accrual loans to HFI loans	0.67 %	0.53 %
Non-performing assets to total assets	0.63 %	0.35 %
Annualized net charge-offs of average total loans	0.06 %	0.04 %
Allowance for credit losses to non-performing loans	146.80 %	192.82 %

(1) Other non-performing assets consist of a single available for sale security placed on non-accrual status in the second quarter of 2025.

Non–performing loans totaled 68.1% and 51.9% of the allowance for credit losses at December 31, 2025 and 2024. respectively. Non–performing loans at December 31, 2025 totaled $34.9 million, an increase from $27.0 million as of December 31, 2024. The increase in non-performing loans was primarily related to an increase in the commercial loan portfolio of $8.9 million.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–accrual loans as a percentage of HFI loans was 0.67% as of December 31, 2025, an increase from 0.53% as of December 31, 2024.

	Non-Accrual Loans	Percent of Non-Accrual Loans in Each Category to Total Loans	Total Loans HFI
December 31, 2025			
Commercial	$ 14,549	0.42 %	$ 3,432,408
Real estate	10,087	1.31 %	772,427
Consumer	7,821	1.16 %	671,707
Total	$ 32,457	0.67 %	$ 4,876,542
Allowance for credit losses on loans	$ 51,299		
Ratio of allowance for credit losses on loans to non-accrual loans	158.05 %		
December 31, 2024			
Commercial	$ 5,658	0.18 %	$ 3,078,156
Real estate	11,215	1.40 %	802,909
Consumer	8,919	0.92 %	965,975
Total	$ 25,792	0.53 %	$ 4,847,040
Allowance for credit losses on loans	$ 51,980		
Ratio of allowance for credit losses on loans to non-accrual loans	201.54 %		

Other Real Estate Owned ("OREO") totaled $1.7 million on December 31, 2025, an increase of $1.3 million from December 31, 2024. On December 31, 2025, OREO was comprised of seven properties, all of which properties were bank owned.

Allowance and Provision for Credit Losses

The table below provides an allocation of the year–end allowance for credit losses on loans by loan portfolio segment; however, allocation of a portion of the allowance to one segment does not preclude its availability to absorb losses in other segments.

	Amount of Allowance Allocated	Percent of Loans in Each Category to Total Loans HFI	Total Loans HFI	Ratio of Allowance Allocated to Loans in Each Category
December 31, 2025				
Commercial	$ 35,473	70.4 %	$ 3,432,408	1.03 %
Real estate	3,183	15.8 %	772,427	0.41 %
Consumer	12,643	13.8 %	671,707	1.88 %
Total	$ 51,299	100.0 %	$ 4,876,542	1.05 %
December 31, 2024				
Commercial	$ 30,953	63.5 %	$ 3,078,156	1.01 %
Real estate	2,715	16.6 %	802,909	0.34 %
Consumer	18,312	19.9 %	965,975	1.90 %
Total	$ 51,980	100.0 %	$ 4,847,040	1.07 %

At December 31, 2025, the allowance for credit losses was $51.3 million, or 1.05% of total loans outstanding, compared to $52.0 million, or 1.07%, at December 31, 2024. During 2025, a provision for credit losses on loans was recorded totaling $2.2 million compared to $3.9 million in 2024.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Horizon assesses the adequacy of its Allowance for Credit Losses ("ACL") by regularly reviewing the performance of all of its loan portfolios. As a result of its quarterly reviews, a provision for credit losses is determined to bring the total ACL to a level called for by the analysis. Horizon's reserve includes allocations for potential future loan losses related to economic factors and the nature and characteristics of its loan portfolios.

No assurance can be given that Horizon will not, in any particular period, sustain loan losses that are significant in relation to the amount reserved, or that subsequent evaluations of the loan portfolio, in light of factors then prevailing, including economic conditions and management's ongoing quarterly assessments of the portfolio, will not require increases in the allowance for credit losses. Horizon considers the allowance for credit losses to be adequate to cover losses inherent in the loan portfolio as of December 31, 2025.

The following table presents information regarding the net charge-offs to average amount of loans outstanding by portfolio segment (dollars in thousands):

	Net (Charge-offs) Recoveries		Average Loans Outstanding	Net (Charge-offs) Recoveries to Average Loans Outstanding
December 31, 2025				
Commercial	$	(766)	3,257,819	(0.02)%
Real estate		—	795,318	0.00 %
Consumer		(2,158)	834,312	(0.26)%
Total	$	(2,924)	$ 4,887,449	(0.06)%
December 31, 2024				
Commercial	$	199	2,811,689	0.01 %
Real estate		28	784,043	0.00 %
Mortgage warehouse		—	61,219	0.00 %
Consumer		(2,130)	1,022,619	(0.21)%
Total	$	(1,903)	$ 4,679,570	(0.04)%
December 31, 2023				
Commercial	$	(944)	2,498,453	(0.04)%
Real estate		33	675,520	0.00 %
Mortgage warehouse		—	54,798	0.00 %
Consumer		(1,614)	1,011,166	(0.16)%
Total	$	(2,525)	$ 4,239,937	(0.06)%

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Deferred Tax

Horizon had a net deferred tax asset totaling $129.9 million as of December 31, 2025 and a net deferred tax asset of $49.9 million as of December 31, 2024. The following table shows the major components of deferred tax:

	December 31, 2025	December 31, 2024
Assets		
Allowance for credit losses	$ 12,578	$ 12,590
Net operating loss and tax credits	461	10,805
Director and employee benefits	5,342	3,334
Unrealized loss on AFS securities and fair value hedge	20,482	29,355
Basis in partnership equity investments	2,649	1,940
Net capitalized expenses	96,561	—
Capital loss carryover	—	—
Fair value adjustment on acquisitions	789	883
Other	2,613	2,938
Total assets	141,475	61,845
Liabilities		
Depreciation	(4,213)	(4,061)
State tax	—	—
Federal Home Loan Bank stock dividends	(297)	(353)
Difference in basis of intangible assets	(5,821)	(6,553)
Fair value adjustment on acquisitions	—	—
Other	(1,291)	(1,003)
Total liabilities	(11,622)	(11,970)
Valuation allowance	—	—
Net deferred tax asset/(liability)	$ 129,853	$ 49,875

Deposits

The primary source of funds for the Bank comes from the acceptance of demand and time deposits. However, at times the Bank will use its ability to borrow funds from the Federal Home Loan Bank and other sources when it can do so at interest rates and terms that are more favorable than those required for deposited funds or loan demand is greater than the ability to grow deposits. Total deposits were $5.3 billion at December 31, 2025, compared to $5.6 billion at December 31, 2024.

Average deposits and rates by category for the three years ended December 31 are as follows:

	Average Balance Outstanding for the Years Ended December 31			Average Rate Paid for the Years Ended December 31		
	2025	2024	2023	2025	2024	2023
Non-interest bearing demand deposits	$ 1,114,940	$ 1,085,195	$ 1,181,233			
Interest bearing demand deposits	1,718,060	1,672,181	1,749,674	1.46 %	1.64 %	1.26 %
Savings deposits	688,773	755,856	841,644	0.61 %	0.91 %	0.61 %
Money market	912,700	937,538	756,092	2.85 %	3.49 %	2.52 %
Time deposits	1,194,462	1,165,349	1,151,178	3.63 %	4.12 %	3.44 %
Total deposits	$ 5,628,935	$ 5,616,119	$ 5,679,821			

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

The $12.8 million increase in average deposits during 2025 was relatively muted due to management's decision to strategically exit some higher-cost non-relationship accounts as part of the Q3 2025 balance sheet repositioning. Nonetheless, average balances for non-interest bearing demand deposits, interest bearing demand balances, and time deposits increased by $29.7 million, $45.9 million and $29.1 million, respectively. Horizon continually enhances its interest bearing consumer and commercial demand deposit products based on local market conditions and its need for funding to support various types of assets.

As of December 31, 2025 and 2024, approximately $2.1 billion and $2.5 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for Horizon Bank's regulatory reporting requirements. Included in amounts as of December 31, 2025 were $1.0 billion of public deposits insured through the State of Indiana's Public Deposit Insurance Fund. Deposits that were not insured by the FDIC or State of Indiana's Public Deposit Insurance Fund represented 22% of total deposits as of December 31, 2025.

Wholesale money market, certificates and other time deposits for both retail and brokered maturing in years ending December 31, 2025 are as follows:

	Retail	Brokered	Total
2026	$ 820,434	$ 90,033	$ 910,467
2027	12,216	65,000	77,216
2028	4,306	80,000	84,306
2029	3,794	—	3,794
2030	1,695	25,000	26,695
Thereafter	—	—	—
	$ 842,445	$ 260,033	$ 1,102,478

Of the brokered balances as of December 31, 2025, $170.0 million are callable at the Company's discretion. Tranches become callable at various dates between January 24, 2026 and June 3, 2026, and every month thereafter.

Certificates of deposit of $250,000 or more, which are considered to be rate sensitive and are not considered a part of core deposits, mature as follows as of December 31, 2025:

Due in three months or less	$ 232,253
Due after three months through six months	118,735
Due after six months through one year	39,277
Due after one year	172,373
	$ 562,638

Off–Balance Sheet Arrangements

As of December 31, 2025, Horizon did not have any off–balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off–balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Liquidity & Capital Resources

Capital Resources

Stockholders' equity is influenced primarily by earnings, dividends, and changes in the unrealized holding gains or losses, net of taxes, on available-for-sale investment securities.

Stockholders' equity decreased $75.3 million, or 9.9%, to $688.3 million as of December 31, 2025 from $763.6 million as of December 31, 2024. The decrease is primarily due to a decrease in retained earnings related to the net loss of $150.5 million, which includes the realization of the $299.5 million loss on the sale of on available-for-sale securities, and declared cash dividends on common stock of $30.6 million. The decrease was partially offset by an increase in additional paid in capital related to the net proceeds from the common stock issuance of $98.0 million during the third quarter of 2025. Additionally, the accumulated other comprehensive loss was reduced by $10.3 million, net of tax.

On December 16, 2025, the Company approved a dividend of $0.16 per share, payable on January 16, 2026 to stockholders of record on January 2, 2026.

On July 16, 2019, the Board of Directors of the Company authorized a stock repurchase program for up to 2,250,000 shares of Horizon's issued and outstanding common stock, no par value. As of December 31, 2025, Horizon had repurchased a total of 803,349 shares at an average price per share of $16.89. The Company did not repurchase common shares during 2025.

As a bank holding company, the Company must comply with the capital requirements established by the Federal Reserve, and our subsidiary Bank must comply with the capital requirements established by the FDIC. The current risk-based guidelines applicable to us and our Bank are based on the Basel III framework, as implemented by the federal bank regulators. As of December 31, 2025 and 2024, the Company had capital levels that, in all cases, exceeded the guidelines to be deemed "well-capitalized."

For additional information regarding our capital levels, see "Notes to Consolidated Financial Statements— Regulatory Capital," included in Part IV, Item 15 of this report.

Liquidity

The Bank maintains a stable base of core deposits provided by long standing relationships with consumers and local businesses. These deposits are the principal source of liquidity for Horizon. Other sources of liquidity for Horizon include earnings, loan repayments, investment security sales, cash flows and maturities, sale of real estate loans and borrowing relationships with correspondent banks, including the FHLB and the Federal Reserve Bank ("FRB"). At December 31, 2025, Horizon had available approximately $1.7 billion in available credit from the FHLB, FRB Discount Window and various money center banks. The following factors could impact Horizon's funding needs in the future:

- Horizon had outstanding borrowings of approximately $150.1 million with the FHLB and total borrowing capacity with the FHLB of $1.4 billion. Generally, the loan terms from the FHLB are better than the terms Horizon can receive from other sources, making it less expensive to borrow money from the FHLB. Financial difficulties at the FHLB could reduce or eliminate Horizon's additional borrowing capacity with the FHLB or the FHLB could change collateral requirements, which could lower the Company's borrowing availability.

- Horizon had a total of $170.0 million of unused Federal Fund lines from various money center banks. These are uncommitted lines and could be withdrawn at any time by the correspondent banks.

- Horizon had a total of $106.3 million of available collateral at the FRB secured by securities. These securities may mature, call, or be sold, which would reduce the available collateral.

- Horizon had approximately $667.6 million of unpledged available for sale investment securities at December 31, 2025.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

◦　A downgrade in Horizon's ability to obtain credit due to factors such as deterioration in asset quality, a large charge to earnings, a decline in profitability or other financial measures, or a significant merger or acquisition could impact the availability of funding sources.

◦　An act of terrorism or war, natural disasters, political events, or the default or bankruptcy of a major corporation, mutual fund, hedge fund or a government agency could affect the cost and availability of funding sources.

◦　Market speculation or rumors about Horizon or the banking industry in general may adversely affect the cost and availability of normal funding sources.

If any of these events occur, they could force Horizon to borrow money from other sources including negotiable certificates of deposit. Such other monies may only be available at higher interest rates and on less advantageous terms, which will impact our net income and could impact our ability to grow. Management believes Horizon has adequate funding sources to meet short and long term needs.

Horizon maintains a liquidity contingency plan that outlines the process for addressing a liquidity crisis. The plan provides for an evaluation of funding sources under various market conditions. It also assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

The cash flows from the operating, investing and financing activities of the Company resulted in a net decrease in cash, cash equivalents and restricted cash of $154.0 million during the year ended December 31, 2025, as reported in the consolidated statements of cash flows in this report. Operating activities, consisting mainly of net loss adjusted for certain non-cash items, provided cash flow of $79.2 million and have historically been a stable source of funds. Investing activities, which occur mainly in the loan and investment securities portfolios, provided cash of $979.5 million mainly due to the balance sheet repositioning of the securities portfolio, which provided proceeds from sales of AFS securities of $1.4 billion, partially offset by purchases of AFS securities of $591.8 million. Financing activities used cash of $1.2 billion, largely resulting from the repayment of long-term borrowings of $1.1 billion and $29.5 million in dividends paid on common stock, partially offset by proceeds from issuance of common stock of $98.0 million and net proceeds from issuance of subordinated debt of $98.2 million and repayment of subordinated debt of $56.5 million during the year ended December 31, 2025.

At December 31, 2025, the Bank had $1.1 billion in commitments to extend credit outstanding, excluding interest rate lock commitments for residential mortgage loans intended for sale in the secondary market that meet the definition of a derivative. Time deposits due within one year of December 31, 2025 totaled $0.9 billion, or 82.6% of time deposits. If these maturing time deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits due on or before December 31, 2025. We believe, however, based on past experience that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Use of Non-GAAP Financial Measures

In addition to financial measures presented in accordance with GAAP, this document refers to non-GAAP financial measures, which Horizon believes are helpful to investors and provide a greater understanding of our business and financial results without the impact of items or events that may obscure trends in the Company's underlying performance. These measures are not necessarily comparable to similar measures that may be presented by other companies and should not be considered in isolation or as a substitute for the related GAAP measure. See the tables and other information below and contained elsewhere in this document for reconciliations of the non-GAAP information identified herein and its most comparable GAAP measures.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Net Fully-Taxable Equivalent ("FTE") Interest Margin
(Dollars in Thousands, Unaudited)

		December 31, 2025	December 31, 2024	December 31, 2023
Interest income (GAAP)	(A)	$ 362,777	$ 356,483	$ 312,305
Taxable-equivalent adjustment:				
Investment securities - tax exempt [1]		$ 5,146	$ 6,762	$ 7,545
Loan receivable [2]		$ 1,534	$ 1,416	$ 1,050
FTE Interest income (non-GAAP)	(B)	$ 369,457	$ 364,661	$ 320,900
Interest expense (GAAP)	(C)	$ 133,293	$ 167,879	$ 136,561
Net interest income (GAAP)	(D) =(A) - (C)	$ 229,484	$ 188,604	$ 175,744
Net FTE interest income (non-GAAP)	(E) = (B) - (C)	$ 236,164	$ 196,782	$ 184,339
Average interest earning assets	(F)	6,767,530	7,344,507	7,268,767
Net FTE interest margin (non-GAAP)	(G) = (E) / (F)	3.49 %	2.68 %	2.54 %

(1) The following represents municipal securities interest income for investment securities classified as available-for-sale and held-to-maturity

(2) The following represents municipal loan interest income for loan receivables classified as held for sale and held for investment

(3) Management believes fully taxable equivalent, or FTE, interest income is useful to investors in evaluating the Company's performance as a comparison of the returns between a tax-free investment and a taxable alternative. The Company adjusts interest income for tax-exempt loans and securities to an FTE basis utilizing a 21% tax rate

Non–GAAP Reconciliation of Return on Average Tangible Common Equity

(Dollars in Thousands, Unaudited)

		Year Ended		
		December 31, 2025	December 31, 2024	December 31, 2023
Net income (loss) (GAAP)	(A)	$ (150,482)	$ 35,429	$ 27,981
Average stockholders' equity	(B)	$ 745,015	$ 737,793	$ 706,274
Average intangible assets	(C)	163,955	167,238	170,745
Average tangible equity (Non-GAAP)	(D) = (B) - (C)	$ 581,060	$ 570,555	$ 535,529
Return on average tangible common equity ("ROACE") (non-GAAP)	(E) = (A) / (D)	(25.90)%	6.21 %	5.22 %

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Tangible Common Equity to Tangible Assets

(Dollars in Thousands, Unaudited)

			Year Ended	
		December 31, 2025	December 31, 2024	December 31, 2023
Total stockholders' equity (GAAP)	(A)	$ 688,251	$ 763,582	$ 718,812
Intangible assets (end of period)	(B)	162,391	165,434	168,837
Total tangible common equity (non-GAAP)	(C) = (A) - (B)	$ 525,860	$ 598,148	$ 549,975
Total assets (GAAP)	(D)	6,436,611	7,801,146	7,940,485
Intangible assets (end of period)	(B)	162,391	165,434	168,837
Total tangible assets (non-GAAP)	(E) = (D) - (B)	$ 6,274,220	$ 7,635,712	$ 7,771,648
Tangible common equity to tangible assets (Non-GAAP)	(G) = (C) / (E)	8.38 %	7.83 %	7.08 %

Non–GAAP Reconciliation of Tangible Book Value Per Share

(Dollars in Thousands, Unaudited)

			Year Ended	
		December 31, 2025	December 31, 2024	December 31, 2023
Total stockholders' equity (GAAP)	(A)	$ 688,251	$ 763,582	$ 718,812
Intangible assets (end of period)	(B)	162,391	165,434	168,837
Total tangible common equity (non-GAAP)	(C) = (A) - (B)	$ 525,860	$ 598,148	$ 549,975
Common shares outstanding	(D)	50,978,030	43,722,086	43,652,063
Tangible book value per common share (non-GAAP)	(E) = (C) / (D)	$ 10.32	$ 13.68	$ 12.60

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk. The Company's business and the composition of our balance sheet consists of investments in interest earning assets (principally loans and investment securities) which are primarily funded by interest bearing liabilities (deposits and debt). Such financial instruments have varying levels of sensitivity to changes in market interest rates such as the level of interest rates, changes in interest rates, the speed of changes in interest rates, and changes in the volume and composition of interest earning assets and interest-bearing liabilities. Interest rate risk results when, due to different maturity dates and repricing intervals, interest rate indices for interest earning assets fluctuate adversely relative to interest bearing liabilities, thereby creating a risk of decreased net earnings and cash flow.

Although the Company characterizes some of the interest-sensitive assets as securities available-for-sale, such securities are not purchased with the intent to sell in the near term. Rather, such securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk. The Company does not have any trading instruments nor do we classify any portion of the investment portfolio as trading. See "Notes to Consolidated Financial Statements—Summary of Significant Accounting Policies" included in Part IV, Item 15 of this report.

Asset Liability Management

The goal of asset liability management is the prudent control of market risk, liquidity, and capital. Asset liability management is governed by policies, goals, and objectives adopted and reviewed by the Bank's board of directors. Development of asset liability management strategies and monitoring of interest rate risk are the responsibility of the Asset Liability Committee, or ALCO, which is composed of members of senior management.

Interest Rate Risk

Interest rate risk is the risk of loss of future earnings or long-term value due to changes in interest rates. The Company's primary source of earnings is net interest income, which is affected by the level of interest rates, changes in interest rates, the speed of changes in interest rates, the relationship between rates on interest-bearing assets and liabilities, the impact of interest rate fluctuations on asset prepayments, and the mix of interest-bearing assets and liabilities.

The ability to optimize net interest income is largely dependent upon the achievement of an interest rate spread that can be managed during periods of fluctuating interest rates. Interest sensitivity is a measure of the extent to which net interest income will be affected by market interest rates over a period of time.

Net Interest Income Sensitivity

The Company believes net interest income sensitivity provides the best perspective of how day-to-day decisions affect our interest rate risk profile. Net interest income sensitivity is monitored by utilizing an income simulation model to subject 12- and 24- month net interest income to various rate movements. Simulations modeled quarterly include scenarios where market rates change instantaneously up or down in a parallel or non-parallel manner. Estimates produced by our income simulation model are based on numerous assumptions including, but not limited to: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) repricing characteristics for market rate sensitive instruments, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios, (6) the effect of interest rate limitations in our assets, such as caps and floors, and (7) overall growth and repayment rates and product mix of assets and liabilities. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results, but rather to provide insight into our current interest rate exposure and execute appropriate asset/liability management strategies accordingly.

The table below shows the modelled effects of an immediate and parallel shift in interest rates on the Company's net interest income profile over a one-year horizon versus the base case net interest income in a flat rate scenario. The simulation model assumes a static balance sheet over that twelve month period, and utilizes various non-maturity interest bearing deposit beta assumptions, based on the underlying products, ranging from 1% to 85% in the disclosed model outputs below. Deposit beta is an estimate for how quickly interest-bearing deposit pricing will change for a given change in interest rates. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

rates on our results, but rather to provide insight into our current interest rate exposure and to assist in the execution of appropriate asset/liability management strategies.

	December 31, 2025	
	$ Change in Net Interest Income	**% Change in Net Interest Income**
200 basis points rising	$ 7,198	2.8 %
100 basis points rising	$ 6,030	2.3 %
100 basis points falling	$ 2,104	0.8 %
200 basis points falling	2,165	0.8 %

The preceding interest rate sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HORIZON BANCORP, INC. AND SUBSIDIARIES
Consolidated Financial Statements
Table of Contents

HORIZON BANCORP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(Dollar Amounts in Thousands)

	December 31 2025	December 31 2024
Assets		
Cash and due from banks	$ 66,813	$ 92,300
Interest-bearing deposits in banks	72,646	201,131
Total cash and cash equivalents	139,459	293,431
Interest earning time deposits	—	735
Investment securities, held for trading	3,883	—
Investment securities, available for sale	875,414	233,677
Investment securities, held to maturity (fair value of $0 and $1,566,268)	—	1,867,690
Loans held for sale	9,778	67,597
Loans, net of allowance for credit losses of $51,299 and $51,980	4,825,243	4,795,060
Premises and equipment, net	92,805	93,864
Federal Home Loan Bank stock	45,713	53,826
Goodwill	155,211	155,211
Other intangible assets	7,180	10,223
Interest receivable	29,733	39,747
Cash value of life insurance	36,732	37,450
Other assets	215,460	152,635
Total assets	$ 6,436,611	$ 7,801,146
Liabilities		
Deposits		
Non-interest bearing	$ 1,078,708	$ 1,064,818
Interest bearing	4,196,709	4,535,834
Total deposits	5,275,417	5,600,652
Short and long term borrowings	248,586	1,232,252
Subordinated notes, net	98,215	55,738
Junior subordinated debentures issued to capital trusts	57,688	57,477
Interest payable	12,892	11,137
Other liabilities	55,562	80,308
Total liabilities	5,748,360	7,037,564
Commitments and contingent liabilities		
Stockholders' Equity		
Preferred stock, Authorized, 1,000,000 shares, Issued 0 shares	—	—
Common stock, no par value, Authorized 99,000,000 shares		
51,217,433 and 44,226,819 shares issued at December 31, 2025 and December 31, 2024, respectively	—	—
Additional paid-in capital	459,243	363,761
Retained earnings	255,004	436,122
Accumulated other comprehensive loss	(25,996)	(36,301)
Total stockholders' equity	688,251	763,582
Total liabilities and stockholders' equity	$ 6,436,611	$ 7,801,146

See accompanying Notes to Consolidated Financial Statements

HORIZON BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollar Amounts in Thousands, Except Per Share Data)

	Year Ended December 31		
	2025	**2024**	**2023**
Interest Income			
Interest and fees on loans	$ 309,874	$ 291,069	$ 244,544
Investment securities - taxable	26,299	30,295	34,410
Investment securities - tax exempt	19,359	25,439	28,384
Other	7,245	9,680	4,967
Total interest income	362,777	356,483	312,305
Interest Expense			
Deposits	98,607	115,042	85,857
Short and long term borrowings	25,033	44,930	42,478
Subordinated notes	5,201	3,319	3,511
Junior subordinated debentures issued to capital trusts	4,452	4,588	4,715
Total interest expense	133,293	167,879	136,561
Net Interest Income	229,484	188,604	175,744
Credit loss expense	1,896	5,389	2,459
Net Interest Income after Provision for Credit Losses	227,588	183,215	173,285
Non-interest (Loss) Income			
Service charges on deposit accounts	13,231	12,940	12,227
Wire transfer fees	277	461	448
Interchange fees	13,599	13,799	12,861
Fiduciary activities	5,501	5,394	5,080
Loss on sale of investment securities	(299,538)	(39,140)	(32,052)
Gain on sale of mortgage loans	4,799	4,215	4,323
Mortgage servicing income net of impairment	1,463	1,677	2,708
Increase in cash value of bank owned life insurance	1,420	1,300	3,709
Other income	2,798	2,325	2,694
Total non-interest (loss) income	(256,450)	2,971	11,998
Non-interest Expense			
Salaries and employee benefits	89,737	88,244	80,809
Net occupancy expenses	13,867	13,376	13,355
Data processing	11,884	10,861	11,626
Professional fees	3,452	2,733	2,645
Outside services and consultants	13,422	14,564	9,942
Loan expense	4,340	4,076	4,980
FDIC insurance expense	5,100	5,032	3,880
Core deposit intangible amortization	3,044	3,403	3,612
Merger related expense	305	—	—
Prepayment penalties	12,680	—	—
Other losses	1,336	1,199	1,051
Other expense	13,124	15,348	14,384
Total non-interest expense	172,291	158,836	146,284
Income (Loss) Before Income Taxes	(201,153)	27,350	38,999
Income tax expense (benefit)	(50,671)	(8,079)	11,018
Net Income (Loss) Available to Common Shareholders	$ (150,482)	$ 35,429	$ 27,981
Basic Earnings Per Share	$ (3.24)	$ 0.81	$ 0.64
Diluted Earnings Per Share	(3.24)	0.80	0.64

See accompanying Notes to Consolidated Financial Statements

Horizon Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(Dollar Amounts in Thousands)

	Year Ended December 31		
	2025	**2024**	**2023**
Net Income (loss)	$ (150,482)	$ 35,429	$ 27,981
Other Comprehensive Income (Loss)			
Change in fair value of derivative instruments:			
Change in fair value of derivative instruments for the period	—	—	(523)
Reclassification adjustment for swap termination (gains) realized in income	—	—	(1,453)
Income tax effect	—	—	415
Changes from derivative instruments	—	—	(1,561)
Change in securities:			
Unrealized gain (loss) for the period on AFS securities	(284,181)	(120)	20,728
Amortization from transfer of securities from available for sale to held to maturity securities	(2,395)	(657)	(691)
Reclassification adjustment for securities (gains) losses realized in income	299,538	39,140	32,052
Income tax effect	(2,657)	(8,055)	(10,939)
Unrealized gains (losses) on securities	10,305	30,308	41,150
Other Comprehensive Income (Loss), Net of Tax	10,305	30,308	39,589
Comprehensive Income (Loss)	$ (140,177)	$ 65,737	$ 67,570

See accompanying Notes to Consolidated Financial Statements

Horizon Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollar Amounts in Thousands, Except Per Share Data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances, January 1, 2023	$ —	$ —	$ 354,188	$ 429,385	$ (106,198)	$ 677,375
Net income	—	—	—	27,981	—	27,981
Other comprehensive income, net of tax	—	—	—	—	39,589	39,589
Amortization of unearned compensation	—	—	3,586	—	—	3,586
Net settlement of share awards	—	—	(1,221)	—	—	(1,221)
Stock retirement plans	—	—	(153)	—	—	(153)
Cash dividends on common stock ($0.64 per share)	—	—	—	(28,345)	—	(28,345)
Balances, December 31, 2023	$ —	$ —	$ 356,400	$ 429,021	$ (66,609)	$ 718,812
Net income	—	—	—	35,429	—	35,429
Other comprehensive income, net of tax	—	—	—	—	30,308	30,308
Amortization of unearned compensation	—	—	4,586	—	—	4,586
Net settlement of share awards	—	—	(1,371)	—	—	(1,371)
Stock retirement plans	—	—	4,146	—	—	4,146
Cash dividends on common stock ($0.64 per share)	—	—	—	(28,328)	—	(28,328)
Balances, December 31, 2024	$ —	$ —	$ 363,761	$ 436,122	$ (36,301)	$ 763,582
Net income (loss)	—	—	—	(150,482)	—	(150,482)
Other comprehensive income, net of tax	—	—	—	—	10,305	10,305
Amortization of unearned compensation	—	—	1,621	—	—	1,621
Net settlement of share awards	—	—	(4,089)	—	—	(4,089)
Issuance of common stock (7,138,050 shares), net of expenses	—	—	97,950	—	—	97,950
Cash dividends on common stock ($0.64 per share)	—	—	—	(30,636)	—	(30,636)
Balances, December 31, 2025	$ —	$ —	$ 459,243	$ 255,004	$ (25,996)	$ 688,251

See accompanying Notes to Consolidated Financial Statements

Horizon Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Dollar Amounts in Thousands)

	Year Ended December 31		
	2025	**2024**	**2023**
Operating Activities			
Net income (loss)	$ (150,482)	$ 35,429	$ 27,981
Items not requiring (providing) cash			
Provision for credit losses	1,896	5,389	2,459
Depreciation and amortization	10,304	10,331	10,938
Share based compensation	1,621	4,586	3,586
Amortization of mortgage servicing rights	2,095	1,971	1,032
Net amortization of premiums and discounts on securities	2,397	8,407	10,069
Purchases of securities held for trading	(5,958)	—	—
Proceeds from maturities, calls and principal repayments of securities held for trading	2,100	—	—
Deferred income taxes	(85,472)	(17,000)	(3,322)
Loss on sale of investment securities	299,538	39,140	32,052
Gain on sale of mortgage loans	(4,799)	(4,215)	(4,323)
Net loss on sale of portfolio loans	324	—	—
Proceeds from sales of loans	164,460	435,522	145,922
Loans originated for sale	(164,794)	(499,688)	(138,430)
Gain on cash value life insurance	(1,987)	(1,300)	(3,709)
Gain on other real estate owned	(69)	(450)	(300)
Net change in:			
Interest receivable	10,014	(1,037)	(3,416)
Interest payable	1,755	(11,112)	16,869
Other assets	21,874	(9,698)	13,199
Other liabilities	(25,586)	10,093	(21,671)
Net cash provided by operating activities	79,231	6,368	88,936
Investing Activities			
Purchases of securities available for sale	(591,807)	—	(1,525)
Proceeds from sales of securities available for sale	1,409,870	293,138	439,285
Proceeds from maturities, calls and principal repayments of securities available for sale	55,147	16,712	29,408
Purchases of securities held to maturity	—	(312)	(10,141)
Proceeds from maturities of securities held to maturity	63,783	71,649	80,201
Net change in interest-earning time deposits	735	1,470	607
Purchase of FHLB stock	(301)	(19,317)	(7,832)
Redemption of FHLB stock	8,414	—	—
Purchase of loans	—	(240,020)	(124,946)
Proceeds from sale of portfolio loans	228,892	—	—
Net change in loans	(193,893)	(217,055)	(140,510)
Proceeds on the sale of OREO and repossessed assets	895	2,000	2,981
Premises and equipment expenditures	(4,956)	(5,084)	(7,775)
Proceeds from bank owned life insurance	2,705	44,043	69,765
Net cash provided by (used in) investing activities	979,484	(52,776)	329,518
Financing Activities			
Net change in deposits	(325,235)	(64,241)	(192,881)
Proceeds from borrowings	140,296	512,759	866,099
Repayment of borrowings	(1,132,392)	(563,523)	(654,157)

Net change in repurchase agreements	**(1,444)**	(46,118)	(1,841)
Proceeds from issuance of subordinated notes, net	**98,215**	—	—
Repayment of subordinated notes	**(56,500)**	—	(3,132)
Net settlement of share awards	**(4,089)**	(1,371)	(1,221)
Proceeds from sale of SERP shares	**—**	4,146	—
Proceeds from issuance of common stock, net	**97,950**	—	—
Dividends paid on common stock	**(29,488)**	(28,328)	(28,311)
Net cash used in financing activities	**(1,212,687)**	(186,676)	(15,444)
Net Change in Cash and Cash Equivalents	**(153,972)**	(233,084)	403,010
Cash and Cash Equivalents, Beginning of Period	**293,431**	526,515	123,505
Cash and Cash Equivalents, End of Period	**$ 139,459**	$ 293,431	$ 526,515
Additional Supplemental Information			
Interest paid	**$ 131,538**	$ 178,891	$ 119,692
Income taxes paid	**27,407**	10,710	2,137
Transfer of loans to other real estate and repossessed assets	**3,643**	2,690	3,299
Transfer of held to maturity securities to available for sale	**1,798,361**	—	—
Transfer of LHI to HFS	**184,092**	87,638	—
Redemption of cash value of life insurance, not settled	**—**	—	43,962
Cash dividends declared, not paid	**8,228**	7,081	7,156
Qualified affordable housing investments obtained in exchange for funding commitments	**—**	—	14,491

See notes to consolidated financial statements

(Table dollars in thousands except for per share data)

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Business — The consolidated financial statements of Horizon Bancorp, Inc. ("Horizon") and its wholly owned subsidiary, Horizon Bank ("Bank") together referred to as "Horizon," conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry.

The Bank is a full–service commercial bank offering a broad range of commercial and retail banking and other services incident to banking along with a trust department that offers corporate and individual trust and agency services and investment management services. The Bank maintains 71 full service offices. The Bank has wholly owned direct and indirect subsidiaries: Horizon Investments, Inc. ("Horizon Investments"), Horizon Properties, Inc. ("Horizon Properties"), Horizon Insurance Services, Inc. ("Horizon Insurance") and Horizon Grantor Trust. Horizon Investments manages the investment portfolio of the Bank. Horizon Properties manages the real estate investment trust. Horizon Insurance is used by the Company's Wealth Management to sell certain insurance products. Horizon Grantor Trust holds title to certain company owned life insurance policies. Horizon conducts no business except that incident to its ownership of the subsidiaries.

Horizon formed Horizon Bancorp Capital Trust II in 2004 ("Trust II") and Horizon Bancorp Capital Trust III in 2006 ("Trust III") for the purpose of participating in pooled trust preferred securities offerings. The Company assumed additional debentures as the result of the following acquisitions: Alliance Financial Corporation in 2005, which formed Alliance Financial Statutory Trust I ("Alliance Trust"); American Trust & Savings Bank in 2010, which formed Am Tru Statutory Trust I ("Am Tru Trust"); Heartland Bancshares, Inc. in 2013, which formed Heartland (IN) Statutory Trust II ("Heartland Trust"); LaPorte Bancorp, Inc. in 2016, which had acquired City Savings Statutory Trust I ("City Savings Trust"); and Salin Bancshares, Inc. in 2019, which formed Salin Statutory Trust I ("Salin Trust"). See Note 13 of the Consolidated Financial Statements for further discussion regarding these previously consolidated entities that are now reported separately. The business of Horizon is not seasonal to any material degree.

Basis of Reporting — The consolidated financial statements include the accounts of Horizon and subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The allowance for credit losses and the fair values of financial instruments are particularly subject to change.

Business Combinations — Business combinations are accounted for using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill. Horizon typically issues Common Stock and/or pays cash for an acquisition, depending on the terms of the acquisition agreement. The value of Common Stock issued is determined based on the market price of the stock as of the closing of the acquisition. Acquisition costs are expensed when incurred.

Cash and Cash Equivalents — Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold.

Fair Value Measurements — Horizon uses fair value measurements to record fair value adjustments, to certain assets, and liabilities and to determine fair value disclosures. Horizon has adopted Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in codification, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. Horizon values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximizes the amount to be received for the asset or minimizes the amount to be paid to transfer the liability).

In measuring the fair value of an asset, Horizon assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, Horizon assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only Horizon's own credit risk (i.e., the risk that Horizon will fail to meet its obligation), but also other risks such as settlement risk. Horizon considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable valuation techniques that can be used to measure fair value: the market approach, the income approach and the cost approach. Selection of the appropriate technique for valuing a particular asset or liability takes into consideration the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, determination of the appropriate valuation method requires significant judgment, and sufficient knowledge and expertise are required to apply the valuation techniques.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from a source independent of Horizon. Unobservable inputs are assumptions based on Horizon's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

Investment Securities Available for Sale — Horizon designates a portion of its investment portfolio as available for sale based on management's plans to use such securities for asset and liability management, liquidity and not to hold such securities as long-term investments. Management repositions the portfolio to take advantage of future expected interest rate trends when Horizon's long-term profitability can be enhanced. Investment securities available for sale and marketable equity securities are carried at estimated fair value and any net unrealized gains/ losses (after tax) on these securities are included in accumulated other comprehensive income. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Gains/losses on the disposition of securities available for sale are recognized at the time of the transaction and are determined by the specific identification method.

Investment Securities Held to Maturity — Includes any security for which Horizon has the positive intent and ability to hold until maturity. These securities are carried at amortized cost.

Investment Securities Held for Trading — Horizon maintains a portfolio of securities classified as trading securities, which include debt and equity instruments that are purchased with the intent of selling them in the near term. Trading securities are recorded at fair value, and both realized and unrealized gains and losses are recognized in earnings.

Loans — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs. Accrued interest receivable totaling $23.7 million and $25.6 million at December 31, 2025 and 2024 was excluded from the Allowance for Credit Losses ("ACL") calculation and was reported in accrued interest receivable on the consolidated balance sheet. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the effective yield method without anticipating prepayments.

Interest on commercial, mortgage and installment loans is recognized over the term of the loans based on the principal amount outstanding. When principal or interest is past due 90 days or more, and the loan is not well secured or in the process of collection, or when serious doubt exists as to the collectability of a loan, the accrual of interest is discontinued. Loan origination fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as a yield adjustment. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

From time to time, the Bank obtains information that may lead management to believe that the collection of payments may be doubtful on a particular loan. In recognition of this, it is management's policy to convert the loan from an "earning asset" to a non–accruing loan. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date. Further, it is management's policy to generally place a loan on non–accrual status when the payment is delinquent in excess of 90 days or the loan has had the accrual of interest discontinued by management. The officer responsible for the loan and the Chief Commercial Banking and/or the Chief Operations Officer must review all loans placed on non– accrual status. Subsequent payments on non–accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Non–accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal in accordance with the loan terms. The Company requires a period of satisfactory performance of not less than six months before returning a non–accrual loan to accrual status.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a modified loan will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Consistent with regulatory guidance, charge–offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company's policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1–4 family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge–off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off 1–4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge–down or specific allocation of family first and junior lien mortgages to the net realizable value less costs to sell when the value is known but no later than when a loan is 180 days past due. Pursuant to such guidelines, the Company also charges off unsecured open–end loans when the loan is contractually 90 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well–secured and in the process of collection, such that collection in full will occur regardless of delinquency status, are not charged off.

A loan is individually evaluated when, based on current information, a creditor may be experiencing financial difficulty and repayment is substantially expected through operation or sale of collateral. For collateral–dependent assets individually evaluated, the Company utilizes, as a practical expedient, the fair value of collateral, adjusted for estimated costs to sell, when determining the allowance for credit losses.

Smaller–balance, homogeneous loans are evaluated in total. Such loans include residential first mortgage loans secured by 1–4 family residences, residential construction loans, automobile, home equity, second mortgage loans and mortgage warehouse loans. Commercial loans and mortgage loans secured by other properties are evaluated individually.

Modifications for Borrowers Experiencing Financial Difficulty — The Company may renegotiate the terms of existing loans for a variety of reasons. When refinancing or restructuring a loan, the Company evaluates whether the borrower is experiencing financial difficulty. In making this determination, the Company considers whether the borrower is currently in default on any of its debt. In addition, the Company evaluates whether it is probable that the borrower would be in payment default on any of its debt in the foreseeable future without the modification and if the borrower (without the current modification) could obtain equivalent financing from another creditor at a market rate for similar debt. Modifications of loans to borrowers in these situations may indicate that the borrower is facing financial difficulty

Loan modifications to borrowers experiencing financial difficulty may be in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension or a combination thereof, among other things. For disclosure purposes, an other-than-insignificant payment delay represents a deferral of payments of greater than 3 months within a 12 month period.

Purchased Credit Deteriorated ("PCD") Loans — The Company has purchased loans, some of which have experienced credit deterioration since origination. PCD loans are recorded at the amount paid. An ACL on loans is determined using the same methodology as other loans held for investment. The initial ACL on loans determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and ACL on loans becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the remaining life of the loan. Subsequent changes to the ACL on loans are recorded through credit loss expense.

Loans Held for Sale — Loans held for sale generally consist of mortgage loans originated and intended for sale in the secondary market and are carried at the lower of cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non–interest income. Gains and losses on loan sales are recorded in non–interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non–interest income upon sale of the loan.

As of December 31, 2025, the Company elected to transfer loans at the Charlevoix Branch at the lower of unamortized cost or fair market value to loans held for sale from the held for investment loan portfolio. At

(Table dollars in thousands except for per share data)

December 31, 2025, loans held for sale consisted of mortgage loans originated for sale with a carrying value of $2.4 million and the Charlevoix Branch loans with a carrying value of $7.4 million.

Concentrations of Credit Risk — The Bank grants commercial, real estate, and consumer loans to customers located primarily in Indiana and Michigan. Commercial loans make up approximately 70% of the loan portfolio and are secured by both real estate and business assets. These loans are expected to be repaid from cash flows from operations of the businesses. The Bank does not have a concentration in speculative commercial real estate loans. Residential real estate loans make up approximately 16% of the loan portfolio and are secured by residential real estate. Installment loans make up approximately 14% of the loan portfolio and are primarily secured by consumer assets.

Allowance for Credit Losses ("ACL") on Loans — The ACL on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the loan balance is confirmed to be no longer collectible. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

Management estimates the ACL balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan–specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, changes in economic conditions, or other relevant factors.

The Company considers the following when estimating credit losses: 1) available information relevant to assessing the collectibility of cash flows including internal information, external information or a combination of both relating to past events, current conditions and reasonable and supportable forecasts; 2) relevant qualitative and quantitative factors relating to the environment in which the Company operates and factors specific to the borrower; 3) off–balance sheet credit exposures; and credit support.

For periods beyond the reasonable and supportable forecast period, management applies a reversion method to estimate expected credit losses. The reversion method involves gradually reverting to historical loss experience over a specified period. Typically, the Company used a straight-line reversion method over a four-quarter period. Subsequent to the four quarter reversion period, the historical loss rate is applied to the remaining life of the loan.

ACL on loans is measured on a collective basis and reflects impairment in groups of loans aggregated on the basis of similar risk characteristics which may include any one or a combination of the following: internal credit ratings, risk ratings or classification, financial asset type, collateral type, size, industry of the borrower, historical or expected credit loss patterns, and reasonable and supportable forecast periods. The ACL for a specific portfolio segment is computed by multiplying the loss rate by the amortized cost balance of the segment with adjustments for other qualitative factors as described above. As appropriate, newer credit products or portfolios with limited historical loss may use applicable external data for determining the ACL until experience justifies that sufficient product maturity supports the estimate of expected credit losses.

Pursuant to ASC 326–20–30–9, an entity shall not rely solely on past events to estimate expected credit losses, and should consider adjustments to historical information to reflect the extent to which management expects current conditions and forecasted conditions to differ from the periods utilized for the historical loss rate calculation. Management has incorporated an adjustment of the historical loss rate calculated within the model to reflect current and forecasted condition and has applied this adjustment on a qualitative factor basis to the aggregate pool loss rate.

The qualitative adjustment is based on a combination of external econometric data and internal factors such as portfolio composition, changes in management, changes in loan policy and other factors. The economic forecast is based in part on economic indexes and quantitative matrices with a twenty–four month forecast. The qualitative adjustment is calculated based on current and forecasted conditions and evaluated each quarter by management, and therefore is dynamic in nature. The qualitative economic adjustment is then reverted over a twelve month period to the historical base loss rate which is preserved in the calculation of "all in" loss rate.

Specific reserves reflect collateral shortfalls on loans identified for evaluation or individually considered non–performing, including troubled debt restructurings and receivables where the Company has determined foreclosure

is probable. These loans no longer have similar risk characteristics to collectively evaluated loans due to changes in credit risk, borrower circumstances, recognition of write–offs, or cash collections that have been fully applied to principal on the basis of non–accrual policies. At a minimum, the population of loans subject to individual evaluation include individual loans and leases where it is probable we will be unable to collect all amounts due, according to the original contractual terms. These include commercial impaired loans, jumbo residential mortgages (as defined), and jumbo home equity loans with a balance exceeding $250,000, and other loans as determined by management. ACL for residential and consumer loans are, primarily, determined by pools of similar loans and are evaluated on a quarterly basis.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses on Off–Balance Sheet ("OBS") Credit Exposures — The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company determines the estimated amount of expected credit extensions based on historical usage to calculate the amount of exposure for a loss estimate.

Allowance for Credit Losses on Available for Sale Securities — For available for sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recorded in other comprehensive income.

Changes in the ACL are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Held to Maturity Securities — For held to maturity securities, the Company conducts an assessment of its held to maturity securities at the time of purchase and on at least an annual basis to ensure such investment securities remain within appropriate levels of risk and continue to perform satisfactorily in fulfilling its obligations. The Company considers, among other factors, the nature of the securities and credit ratings or financial condition of the issuer. If available, the Company obtains a credit rating for issuers from the Nationally Recognized Statistical Rating Organization ("NRSRO") for consideration. If this assessment indicates that a material credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss.

Premises and Equipment — Land is carried at cost. Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Buildings and major improvements are capitalized and depreciated using primarily the straight-line method with useful lives ranging from 3 to 40 years. Furniture and equipment are capitalized and depreciated using primarily the straight-line method with useful lives ranging from 2 to 20 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on disposition are included in current operations.

Repossessed Assets - Repossessed assets consist of property that has been repossessed and is comprised of commercial and residential real estate and other non-real estate property, including auto and recreational and

(Table dollars in thousands except for per share data)

marine vehicles. The assets are initially recorded at fair value less estimated selling costs, establishing a new cost basis. Initial valuation adjustments are charged to the allowance for credit losses. Fair values are estimated primarily based on appraisals, third-party price opinions, or internally developed pricing models. After initial recognition, fair value estimates are updated periodically. Declines in fair value below cost are recognized through valuation allowances which may be reversed when supported by future increases in fair value. These valuation adjustments, in addition to gains and losses realized on sales and net operating expenses, are recorded in other non-interest expense. Repossessed assets are included in other assets on the consolidated balance sheet.

Federal Reserve and Federal Home Loan Bank of Indianapolis (FHLBI) Stock — The stock is a required investment for institutions that are members of the Federal Reserve Bank (“FRB”) and Federal Home Loan Bank (“FHLB”) systems. The required investment in the common stock is based on a predetermined formula.

Partnership Investments — The Company invests in partnerships that generate qualified affordable housing and solar tax credits. The Company has elected to account for partnership investments in qualified affordable housing using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized to income tax expense in proportion to the tax credits and other tax benefits received. This net investment performance is recognized in the income statement as a component of income tax expense. The Company accounts for qualifying investment tax credits using the proportional amortization method and all others under the deferral method. The investment in the limited partnerships totaling $16.6 million and $24.9 million at December 31, 2025 and 2024, respectively is included in other assets in the consolidated balance sheets. The Company investments in qualified affordable housing tax credits and had funding commitments of $0.3 million at December 31, 2025. There has not been any significant amortization or tax credits recorded related to the qualified affordable housing tax credits at December 31, 2025.

Mortgage Servicing Rights — Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets and included in other assets on the balance sheet. Under the servicing assets and liabilities accounting guidance (ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to non–interest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as loan term and rate type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. Changes in valuation allowances are reported with mortgage servicing income net of impairment on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income, which is reported on the income statement as mortgage servicing income, net, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $1.5 million, $1.7 million and $2.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. Late fees and ancillary fees related to loan servicing were not material.

(Table dollars in thousands except for per share data)

Goodwill and Intangible Assets — Goodwill is tested annually for impairment or more frequently should potential triggering events be identified that may indicate potential impairment. At December 31, 2025, Horizon had core deposit intangibles of $7.2 million subject to amortization and $155.2 million of goodwill, which is not subject to amortization. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Horizon's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Horizon to provide quality, cost effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. A large majority of the goodwill relates to the acquisitions of Heartland, Summit, Peoples, Kosciusko, LaPorte, Lafayette, Wolverine and Salin.

Advertising Costs — Advertising costs are expensed as incurred and included in non-interest expenses in the Consolidated Statement of Income. For the year ended December 31, 2025, 2024, and 2023, the Company incurred advertising costs of $0.7 million, $1.2 million, and $1.2 million, respectively.

Bank Owned Life Insurance ("BOLI") – BOLI has been purchased on certain employees and directors of the Company. The Company records the life insurance at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Other Secured Borrowings — The Company purchases certain securities, generally U.S. government–sponsored entity and agency securities, under agreements to resell. The amounts advanced under these agreements represent short–term secured loans and are reflected as assets in the accompanying consolidated balance sheets. We also sell certain securities under agreements to repurchase. These agreements are treated as collateralized financing transactions. These and other secured borrowings such as loans sold not qualifying for sale accounting treatment, are reflected as liabilities in the accompanying consolidated balance sheets and are recorded at the amount of cash received in connection with the transaction. Short–term securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities, generally U.S. government agency securities, pledged as collateral under these financing arrangements can be re–pledged by the secured party. Additional collateral may be required based on the fair value of the underlying securities.

Income Taxes — The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Trust Assets and Income — Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets since such property is not owned by Horizon.

Transfer of Financial Assets — The transfer of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Earnings per Common Share — Basic earnings per share is computed by dividing net income available to common shareholders (net income less dividend requirements for preferred stock and accretion of preferred stock discount) by the weighted–average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The following table shows computation of basic and diluted earnings per share.

(dollar amounts in thousands, except per share)	Years Ended December 31		
	2025	**2024**	**2023**
Basic earnings per share			
Net income (loss)	$ (150,482)	$ 35,429	$ 27,981
Weighted average common shares outstanding	46,486,776	43,702,314	43,630,160
Basic earnings per share	$ (3.24)	$ 0.81	$ 0.64
Diluted earnings per share			
Net income (loss) available to common shareholders	$ (150,482)	$ 35,429	$ 27,981
Weighted average common shares outstanding	46,486,776	43,702,314	43,630,160
Effect of dilutive securities:			
Restricted stock	—	359,704	208,827
Stock options	—	2,472	4,893
Weighted average common shares outstanding	46,486,776	44,064,490	43,843,880
Diluted Earnings per Share	$ (3.24)	$ 0.80	$ 0.64

Due to the net loss for the year ended December 31, 2025, all potential common shares are non-dilutive and are therefore excluded from diluted earnings per share. There were 85,212 and 226,028 shares for the years ended December 31, 2024 and December 31, 2023, respectively, which were not included in the computation of diluted earnings per share because they were non-dilutive.

On July 16, 2019, the Board of Directors of the Company authorized a stock repurchase program for up to 2,250,000 shares of Horizon's issued and outstanding common stock, no par value. As of December 31, 2025, Horizon had repurchased a total of 803,349 shares at an average price per share of $16.89.

Consolidated Statements of Cash Flows — For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks, money market investments and federal funds sold with maturities of one day or less. Horizon reports net cash flows for customer loan transactions, deposit transactions, short–term investments and short-term borrowings.

Comprehensive Income (Loss) — Comprehensive income (loss) consists of net income and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) includes unrealized gain (loss) on available for sale securities, unrealized and realized gains and losses in cash flow derivative financial instruments and accretion (amortization) of available for sale securities transferred to held to maturity.

(Table dollars in thousands except for per share data)

Share–Based Compensation — At December 31, 2025, Horizon had share–based compensation plans, which are described more fully in Note 20. All share–based payments are to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. Horizon has recorded approximately $1.6 million, $4.6 million, and $3.6 million in compensation expense relating to vesting of stock options and restricted stock awards less estimated forfeitures for the year ended December 31, 2025, 2024 and 2023, respectively. The Company recognizes forfeitures as a reduction to expense only when they have occurred.

Derivative Financial Instruments — The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. All derivative instruments are recorded on the Consolidated Balance Sheets, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in an earnings impact only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss of the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of stockholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in non–interest income or non–interest expense. See Note 21 - Derivative Financial Instruments.

Revenue Recognition — Accounting Standards Codification 606, *"Revenue from Contracts with Customers"* (ASC 606) provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance enumerates five steps that entities should follow in achieving this core principle. Revenue generated from financial instruments, including loans and investment securities, are not included in the scope of ASC 606. The adoption of ASC 606 did not result in a change to the accounting of any of the Company's revenue streams that are within the scope of the amendments. Revenue–gathering activities that are within the scope of ASC 606 and that are presented as non-interest income in the Company's consolidated statements of income include:

- Service charges and fees on deposit accounts – these include general service fees charged for deposit account maintenance and activity and transaction-based fees charged for certain services, such as debit card, wire transfer and overdraft activities. Revenue is recognized when the performance obligation is completed, which is generally after a transaction is completed or monthly for account maintenance services.
- Fiduciary activities – this includes periodic fees due from trust and wealth management customers for managing the customers' financial assets. Fees are charged based on a standard agreement and are recognized as they are earned.

Segments — The Company has identified one reporting unit and one operating segment, community banking, which encompasses commercial and consumer banking services to serve a similar base of clients utilizing company-wide offerings of similar products and services managed through similar processes and platforms offered to individuals, businesses, municipalities and other entities. See Note 26 - Segment Reporting for more details.

(Table dollars in thousands except for per share data)

Adoption of New Accounting Standards

ASU No. 2023-09 *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"* ("ASU 2023-09") requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. ASU 2023-09 became effective in 2025 (see Note 16 - Income Taxes)

Accounting Guidance Issued But Not Yet Adopted

ASU 2024-03 *"Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"* ("ASU 2024-03") requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 is effective for the Company, on a prospective basis, for annual periods beginning in 2027, and interim periods within fiscal years beginning in 2028, though early adoption and retrospective application is permitted. ASU 2024-03 is not expected to have a significant impact on our financial statements.

ASU 2025-09, *"Derivatives and Hedging (Topic 815): Hedge Accounting Improvements."* ("ASU-2025-09") This ASU is effective for annual periods beginning after December 15, 2026. The amendments are intended to better align hedge accounting with the economics of entities' risk-management activities and to address implementation issues that emerged following ASU 2017-12 and the transition away from LIBOR. The Company expects adoption will primarily affect documentation and processes and does not expect a material impact on the consolidated financial statements.

ASU No. 2025-06, *"Intangibles—Goodwill and Other—Internal-Use Software"* (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, seeking to update the guidance on accounting for software. This ASU addresses stakeholder and investor concerns on the challenges of applying current internal-use software accounting requirements that do not specifically address software developed using modern incremental and iterative methods, which has led to diversity in practice in determining when to begin capitalizing software costs. The ASU removes all references to a prescriptive and sequential software development method. The amendments require an entity to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2027, and for interim reporting periods beginning after December 15, 2027. The Company does not anticipate this ASU will have a material impact on its financial statements.

ASU 2025-08, *"Financial Instruments - Credit Losses (Topic 326): Purchased Loans."* ASU 2025-08 expands the scope of the "gross-up" method, formerly applicable only to purchased credit-deteriorated ("PCD") assets, to include acquired non-PCD loans that meet certain criteria, now referred to as "purchased seasoned loans" (PSLs). Under this model, an allowance for expected credit losses is recognized at acquisition, offsetting the loan's amortized cost basis, thereby eliminating the day-one credit-loss expense previously required for non-PCD assets. PSLs are defined as non-PCD loans acquired either (i) through a business combination, or (ii) purchased more than 90 days after origination when the acquirer was not involved in origination. ASU 2025-08 will be effective for us, on a prospective basis for loans acquired on or after the adoption date, for interim and annual reporting periods beginning in 2027, though early adoption is permitted. ASU 2025-08 is not expected to have a significant impact on our financial statements.

Note 2 – Cash Equivalents

The Company considers cash on hand, amounts due from banks, interest-bearing deposits in other financial institutions, and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At December 31, 2025 and 2024, cash equivalents consisted primarily of deposits with other financial institutions and balances maintained at the Federal Reserve.

(Table dollars in thousands except for per share data)

The Federal Reserve Act requires that the banks maintain cash reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, the Company maintains additional balances to compensate for clearing and safekeeping services. At December 31, 2025, the Company's cash accounts exceeded federally insured limits by approximately $101.5 million. Approximately $71.6 million of this amount was held by either the Federal Reserve Bank or the Federal Home Loan Bank of Indianapolis, which is not federally insured.

Note 3 – Securities

The fair value of securities is as follows:

	December 31, 2025					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale						
U.S. Treasury, federal agencies, and government sponsored agencies	$ 16,837	$ —	16,837	70	$ (2)	$ 16,905
State and municipal	353,559	—	353,559	2,109	(36,003)	319,665
U.S. government agency mortgage-backed securities	489,683	—	489,683	4,725	(234)	494,174
Corporate notes	48,750	(120)	48,630	—	(3,960)	44,670
Total available for sale investment securities	$ 908,829	$ (120)	$ 908,709	$ 6,904	$ (40,199)	$ 875,414

	December 31, 2025					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity						
U.S. Treasury, federal agencies, and government sponsored agencies	$ —	$ —	$ —	$ —	$ —	$ —
State and municipal	—	—	—	—	—	—
U.S. government agency mortgage-backed securities	—	—	—	—	—	—
Private labeled mortgage–backed pools	—	—	—	—	—	—
Corporate notes	—	—	—	—	—	—
Total held to maturity investment securities	$ —	$ —	$ —	$ —	$ —	$ —

In August 2025, the Company reclassified its held-to-maturity investment portfolio, with a carrying value of $1.8 billion and unrealized loss of $282.6 million, to the available-for-sale portfolio as part of the Company's balance

(Table dollars in thousands except for per share data)

sheet repositioning. Following the reclassification, the Company sold securities with a fair value of $1.4 billion, recognizing a pre-tax loss of $299.5 million upon sale.

The fair value of trading securities is as follows:

	December 31, 2025	December 31, 2024
Held for Trading		
U.S. Treasury, federal agencies, and government sponsored agencies	$ 3,883	$ —
State and municipal	—	—
U.S. government agency mortgage-backed securities	—	—
Corporate notes	—	—
Total trading securities	$ 3,883	$ —

For the year-ended December 31, 2025, the net gains (losses) on trading securities were determined to be immaterial to the consolidated financial statements.

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury, federal agencies, and government sponsored agencies	$ 2,258	$ —	$ (457)	$ 1,801
State and municipal	243,521	—	(41,687)	201,834
U.S. government agency mortgage-backed securities	17,984	—	(3,441)	14,543
Corporate notes	18,259	—	(2,760)	15,499
Total available for sale investment securities	$ 282,022	$ —	$ (48,345)	$ 233,677

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity				
U.S. Treasury, federal agencies, and government sponsored agencies	$ 278,383	$ —	$ (39,253)	$ 239,130
State and municipal	1,048,862	958	(183,114)	866,706
U.S. government agency mortgage-backed securities	349,726	—	(54,904)	294,822
Private labeled mortgage–backed pools	29,278	—	(3,958)	25,320
Corporate notes	161,599	—	(21,309)	140,290
Total held to maturity investment securities	$ 1,867,848	$ 958	$ (302,538)	$ 1,566,268
Less: Allowance for credit losses	(158)			
Held to maturity securities, net of allowance for credit losses	$ 1,867,690			

The amortized cost and fair value of securities available for sale at December 31, 2025 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Table dollars in thousands except for per share data)

	December 31, 2025	
	Amortized Cost	Fair Value
Available for sale		
Within one year	$ 15,836	$ 15,773
One to five years	47,706	46,646
Five to ten years	75,422	69,653
After ten years	280,182	249,168
	419,146	381,240
U.S. government agency mortgage-backed securities	489,683	494,174
Total available for sale investment securities	$ 908,829	$ 875,414

The following tables show the gross unrealized losses and the fair value of the Company's available for sale investments in which an allowance for credit losses were not recorded, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2025					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale Investment Securities						
U.S. Treasury, federal agencies, and government sponsored agencies	$ —	$ —	$ 748	$ (2)	$ 748	$ (2)
State and municipal	26,804	(725)	200,978	(35,278)	227,782	(36,003)
U.S. government agency mortgage-backed securities	40,547	(221)	200	(13)	40,747	(234)
Corporate notes	—	—	40,799	(2,951)	40,799	(2,951)
Total available for sale investment securities	$ 67,351	$ (946)	$ 242,725	$ (38,244)	$ 310,076	$ (39,190)

	December 31, 2024					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale Investment Securities						
U.S. Treasury, federal agencies, and government sponsored agencies	$ —	$ —	$ 1,801	$ (457)	$ 1,801	$ (457)
State and municipal	—	—	201,834	(41,687)	201,834	(41,687)
U.S. government agency mortgage-backed securities	—	—	14,543	(3,441)	14,543	(3,441)
Corporate notes	—	—	15,499	(2,760)	15,499	(2,760)
Total available for sale investment securities	$ —	$ —	$ 233,677	$ (48,345)	$ 233,677	$ (48,345)

Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. As of December 31, 2025 and 2024, the Company had 836 and 2,115 securities, respectively, with market values below their cost basis. The total fair value of these investments at December 31, 2025 and 2024 was $310.1 million and $1.8 billion, which is approximately 35% and 86%, respectively, of the Company's available for sale and held to maturity securities portfolio. These declines resulted primarily from fluctuations in market interest rates after purchase. Management believes the declines in fair value for these securities are temporary.

(Table dollars in thousands except for per share data)

The Company determines credit losses on available-for-sale investment securities by a discounted cash flow approach using the security's prepayment-adjusted effective interest rate. The allowance for credit losses is measured as the amount by which an investment security's amortized cost exceeds the net present value of expected future cash flows. However, the amount of credit losses for available-for-sale investment securities is limited to the amount of a security's unrealized loss.

The following table details activity in the allowance for credit losses on available for sale debt securities during the year-ended December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Beginning balance	$ —	$ —
Allowance for credit losses expense (benefit) - AFS Securities	120	—
Ending balance	$ 120	$ —

Due to a specific issuer's deferral of principal and interest payments, the Company placed a corporate debt security with a fair value of $4.0 million on non-accrual status and recorded a $120 thousand allowance for credit losses.

Based on an evaluation of available evidence, management believes the unrealized losses on available for sale state and municipal securities and corporate notes, excluding certain securities disclosed above, were due to changes in interest rates. Due to the contractual terms, the issuers of state and municipal securities are not allowed to settle for less than the amortized cost of the security.

The allowance for credit losses for held to maturity securities is a contra asset valuation account that is deducted from the carrying amount of held to maturity securities to present the net amount expected to be collected. Held to maturity securities are charged off against the allowance for credit loss when deemed uncollectible. Adjustments to the allowance for credit loss are reported in our Consolidated Statements of Income in credit loss expense. We measure expected credit losses on held to maturity securities on a collective basis by major security type with each type sharing similar risk characteristics, and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. With regard to U.S. Government–sponsored treasuries, agency and mortgage–backed securities, all these securities are issued by a U.S. government–sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and municipal, private label mortgage–backed and corporate note held to maturity securities, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. Historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. As of December 31, 2024, there were no past due principal and interest payments associated with these securities. An allowance for credit loss of $0 and $158 thousand was recorded on these securities based on applying the long–term historical rating agency credit loss rate for similarly rated securities at December 31, 2025 and December 31, 2024.

On a quarterly basis, the Company refreshes the credit quality indicator of each held-to-maturity security. The Company applies ratings derived from Nationally Recognized Statistical Rating Organizations ("NRSRO"), specifically Moody's and Standard & Poor's. For state and municipal securities where no rating is available from the NRSROs, a consistent internally-assigned rating methodology is applied. The amortized cost of these securities in the following tables subject to this methodology totaled $0 as of December 31, 2025, and $125 million as of December 31, 2024.

(Table dollars in thousands except for per share data)

The following table summarizes credit ratings of our held-to-maturity securities at amortized cost for the periods indicated:

December 31, 2025	AAA	AA	A	BBB	BB	Not Rated	Total
U.S. Treasury, federal agencies, and government sponsored agencies	—	—	—	—	—	—	—
State and municipal	—	—	—	—	—	—	—
U.S. government agency mortgage-backed securities	—	—	—	—	—	—	—
Private labeled mortgage-backed pools	—	—	—	—	—	—	—
Corporate notes	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—

December 31, 2024	AAA	AA	A	BBB	BB	Not Rated	Total
U.S. Treasury, federal agencies, and government sponsored agencies	—	278,383	—	—	—	—	278,383
State and municipal	273,629	698,428	66,079	10,726	—	—	1,048,862
U.S. government agency mortgage-backed securities	349,726	—	—	—	—	—	349,726
Private labeled mortgage-backed pools	29,278	—	—	—	—	—	29,278
Corporate notes	—	6,176	11,549	75,603	4,543	63,728	161,599
Total	652,633	982,987	77,628	86,329	4,543	63,728	1,867,848

The following table details activity in the allowance for credit losses on held-to-maturity securities for the year ended December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Beginning balance	$ 158	$ 157
Credit loss expense (benefit)	(158)	1
Ending balance	$ —	$ 158

Accrued interest receivable on available for sale debt securities and held to maturity securities totaled $5.3 million and $12.7 million at December 31, 2025 and December 31, 2024, respectively, and is excluded from the estimate of credit losses.

The U.S. government sponsored entities and agencies and mortgage–backed securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. Therefore, for those securities, we do not record expected credit losses.

The Company does not intend to sell these securities prior to the recovery of the amortized cost, which may not occur until maturity. An allowance for credit losses of $120 thousand and zero was recognized for available for sale debt securities at December 31, 2025 and December 31, 2024, respectively.

(Table dollars in thousands except for per share data)

Information regarding security proceeds, gross gains and gross losses are presented below.

	Year Ended December 31		
	2025	2024	2023
Sales of securities available for sale			
Proceeds	$ 1,409,870	$ 293,138	$ 439,285
Gross gains	—	6	215
Gross losses	(299,538)	(39,145)	(32,267)

The tax benefit of the proceeds from the sale of securities available for sale was $62.9 million, $8.2 million and $6.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company pledges securities related to borrowings capacity at the Federal Reserve and Federal Home Loan Bank. The following table represents the fair value and amortized costs of these pledged securities.

	December 31, 2025		December 31, 2024	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Pledged securities for borrowing availability at the Federal Reserve	$ 114,727	$ 140,512	$ 851,384	$ 1,032,916
Pledge securities for FHLB borrowings	$ —	$ —	$ 279,136	$ 333,613
Pledged securities for derivative instruments	$ —	$ —	$ 6,234	$ 6,709

(Table dollars in thousands except for per share data)

Note 4 – Loans

The table below identifies the Company's loan portfolio segments and classes.

Portfolio Segment	Class of Financing Receivable
Commercial	Owner occupied real estate
	Non-owner occupied real estate
	Residential spec homes
	Development & spec land
	Commercial and industrial
Residential real estate	Residential mortgage
	Residential construction
Consumer	Direct installment
	Indirect installment
	Home equity

Portfolio segment is defined as a level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Class of financing receivable is defined as a group of financing receivables determined on the basis of both of the following, 1) risk characteristics of the financing receivable, and 2) an entity's method for monitoring and assessing credit risk. Generally, the Bank does not move loans from a revolving loan to a term loan other than construction loans. Construction loans are reviewed and rewritten prior to being originated as a term loan.

The following table presents total outstanding loans held of investment by portfolio class, as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Commercial		
Owner occupied real estate	$ 699,327	$ 667,165
Non–owner occupied real estate	1,669,260	1,501,456
Residential spec homes	17,741	15,611
Development & spec land	35,535	18,627
Commercial and industrial	1,010,545	875,297
Total commercial	3,432,408	3,078,156
Real estate		
Residential mortgage	741,477	783,961
Residential construction	30,950	18,948
Total real estate	772,427	802,909
Consumer		
Direct installment	77,174	97,190
Indirect installment	19,672	303,901
Home equity	574,861	564,884
Total consumer	671,707	965,975
Total loans	4,876,542	4,847,040
Allowance for credit losses	(51,299)	(51,980)
Net loans	$ 4,825,243	$ 4,795,060

Total loans include net unearned discounts and deferred loan costs of $6.8 million and $14.9 million at December 31, 2025 and 2024, respectively.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves larger loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets, the general economy or fluctuations in interest rates. The properties securing the Company's commercial real estate portfolio are diverse in terms of property type, and are monitored for concentrations of credit. Management monitors and evaluates commercial real estate loans based on collateral, cash flow and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner occupied commercial real estate loans versus non-owner occupied loans.

Real Estate and Consumer

With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

(Table dollars in thousands except for per share data)

Non–performing Loans

The following table presents non–accrual loans and loans past due over 90 days still on accrual by class of loans at December 31, 2025:

	December 31, 2025		
	Total Non-accrual	Loans Past Due Over 90 Days Still Accruing	Non-accruing Loans with no Allowance for Credit Losses
Commercial			
Owner occupied real estate	$ 5,396	$ —	$ 1,599
Non–owner occupied real estate	3,026	—	1,074
Residential spec homes	—	—	—
Development & spec land	496	—	496
Commercial and industrial	5,631	—	3,951
Total commercial	14,549	—	7,120
Real estate			
Residential mortgage	10,087	90	929
Residential construction	—	—	—
Total real estate	10,087	90	929
Consumer			
Direct installment	342	373	—
Indirect installment	1,058	170	—
Home equity	6,421	1,856	—
Total consumer	7,821	2,399	—
Total	$ 32,457	$ 2,489	$ 8,049

(Table dollars in thousands except for per share data)

The following table presents non–accrual loans, loans past due over 90 days still on accrual by class of loan at December 31, 2024:

	December 31, 2024		
	Total Non-accrual	Loans Past Due Over 90 Days Still Accruing	Non-accruing Loans with no Allowance for Credit Losses
Commercial			
Owner occupied real estate	$ 2,448	$ —	$ 1,419
Non–owner occupied real estate	444	—	444
Residential spec homes	—	—	—
Development & spec land	534	—	534
Commercial and industrial	2,232	—	1,239
Total commercial	5,658	—	3,636
Real estate			
Residential mortgage	11,215	—	—
Residential construction	—	—	—
Total real estate	11,215	—	—
Consumer			
Direct installment	338	128	—
Indirect installment	1,542	358	—
Home equity	7,039	680	—
Total consumer	8,919	1,166	—
Total	$ 25,792	$ 1,166	$ 3,636

There was no interest income recognized on non–accrual loans during the years ended December 31, 2025 or 2024 while the loans were in non–accrual status.

The amount of accrued interest receivable written off by the Company by reversing interest income was $0.7 million for the year ended December 31, 2025. The amount was immaterial for disclosure for the year ended December 31, 2024.

(Table dollars in thousands except for per share data)

The following table presents the payment status by class of loan at December 31, 2025:

	December 31, 2025					
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Total Loans
Commercial						
Owner occupied real estate	$ 694,040	$ 2,671	$ 384	$ 2,232	$ 5,287	$ 699,327
Non–owner occupied real estate	1,668,372	490	398	—	888	1,669,260
Residential spec homes	17,741	—	—	—	—	17,741
Development & spec land	35,039	—	496	—	496	35,535
Commercial and industrial	1,002,074	4,606	1,310	2,555	8,471	1,010,545
Total commercial	3,417,266	7,767	2,588	4,787	15,142	3,432,408
Real estate						
Residential mortgage	730,784	4	3,221	7,468	10,693	741,477
Residential construction	28,916	—	2,034	—	2,034	30,950
Total real estate	759,700	4	5,255	7,468	12,727	772,427
Consumer						
Direct installment	73,671	2,638	343	522	3,503	77,174
Indirect installment	16,390	2,203	478	601	3,282	19,672
Home equity	560,895	5,991	2,321	5,654	13,966	574,861
Total consumer	650,956	10,832	3,142	6,777	20,751	671,707
Total	$ 4,827,922	$ 18,603	$ 10,985	$ 19,032	$ 48,620	$ 4,876,542

(Table dollars in thousands except for per share data)

The following table presents the payment status by class of loan at December 31, 2024:

	December 31, 2024					
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Total Loans
Commercial						
Owner occupied real estate	$ 665,875	$ 1,195	$ —	$ 95	$ 1,290	$ 667,165
Non–owner occupied real estate	1,500,229	931	—	296	1,227	$ 1,501,456
Residential spec homes	15,611	—	—	—	—	$ 15,611
Development & spec land	18,627	—	—	—	—	$ 18,627
Commercial and industrial	872,893	2,155	70	179	2,404	$ 875,297
Total commercial	3,073,235	4,281	70	570	4,921	3,078,156
Real estate						
Residential mortgage	773,214	—	4,163	6,584	10,747	$ 783,961
Residential construction	18,948	—	—	—	—	18,948
Total real estate	792,162	—	4,163	6,584	10,747	$ 802,909
Consumer						
Direct installment	95,337	1,325	181	347	1,853	$ 97,190
Indirect installment	298,048	4,179	806	868	5,853	$ 303,901
Home equity	551,483	7,143	1,537	4,721	13,401	$ 564,884
Total consumer	944,868	12,647	2,524	5,936	21,107	965,975
Total	$ 4,810,265	$ 16,928	$ 6,757	$ 13,090	$ 36,775	$ 4,847,040

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

(Table dollars in thousands except for per share data)

Modified Loans

The following tables detail the amortized cost as of December 31, 2025 and 2024, respectively, of loans that were modified to borrowers experiencing financial difficulty during the year ended:

	December 31, 2025						
	Term Extension	Interest Rate Reduction	Other-Than-Insignificant Payment Delay	Term Extension and Interest Rate Reduction	Multiple[1]	Total	% of Loans Held for Investment
Commercial							
Owner occupied real estate	$ 550	$ —	$ 5,242	$ 1,952	$ —	$ 7,744	0.16 %
Non-owner occupied real estate	398	—	—	—	—	398	0.01 %
Development spec & land	496	—	—	—	—	496	0.01 %
Commercial and industrial	3,383	—	598	1,952	—	5,933	0.12 %
Total	$ 4,827	$ —	$ 5,840	$ 3,904	$ —	$ 14,571	0.30 %

[1] Multiple modifications represents modifications to borrowers in the form of term extensions and other-than-insignificant payment deferrals.

	December 31, 2024						
	Term Extension	Interest Rate Reduction	Other-Than-Insignificant Payment Delay	Term Extension and Interest Rate Reduction	Multiple[1]	Total	% of Loans Held for Investment
Commercial							
Owner occupied real estate	$ 2,038	$ —	$ 651	$ 2,418	$ —	$ 5,107	0.77 %
Non-owner occupied real estate	—	—	—	—	—	—	— %
Development spec & land	—	—	—	—	—	—	— %
Commercial and industrial	3,448	—	740	236	—	4,424	0.51 %
Total	$ 5,486	$ —	$ 1,391	$ 2,654	$ —	$ 9,531	0.20 %

[1] Multiple modifications represents modifications to borrowers in the form of term extensions and other-than-insignificant payment deferrals.

(Table dollars in thousands except for per share data)

The following tables summarize the financial impacts of loan modifications and payment deferrals, as applicable, during the year ended December 31, 2025 and 2024, respectively.

	December 31, 2025			
	Weighted Average Term Extension (In Months)	Weighted Average Interest Rate Reduction (In Percentage Terms)	Weighted Average Payment Delay (In Months)	Term Extension (In Months) & Rate Reduction (In Percentage Terms)
Commercial				
Owner occupied real estate	17	— %	6	Weighted average term extension of 12 months & Weighted average interest rate reduction of 1.50%
Non-owner occupied real estate	12	—	0	0
Development & spec land	12	—	0	0
Commercial and industrial	17	—	5	Weighted average term extension of 30 months & Weighted average interest rate reduction of 1.73%

	December 31, 2024			
	Weighted Average Term Extension (In Months)	Weighted Average Interest Rate Reduction (Int Percentage Terms)	Weighted Average Payment Delay (In Months)	Term Extension (In Months) & Rate Reduction (In Percentage Terms)
Commercial				
Owner occupied real estate	6	— %	5	Weighted average term extension of 60 months Weighted average interest rate reduction of 1.04%
Commercial and industrial	29	—	6	Weighted average term extension of 21 months Weighted average interest rate reduction of 2.25%

The financial impacts of the modifications did not significantly impact our determination of the allowance for credit losses during the periods presented above.

(Table dollars in thousands except for per share data)

The following table presents the amortized cost basis at December 31, 2025 of loans to borrowers experiencing financial difficulty that had been modified within the previous 12 months:

	December 31, 2025			
	Current	30-89 Days Past Due	90 Days Past Due	Total
Commercial				
Owner occupied real estate	$ 3,711	$ 1,845	$ 2,188	$ 7,744
Non-owner occupied real estate	—	398	—	398
Development & spec land	—	$ 496	—	496
Commercial and industrial	5,238	253	442	5,933
Total	$ 8,949	$ 2,992	$ 2,630	$14,571

The following table presents the amortized cost basis at December 31, 2024 of loans to borrowers experiencing financial difficulty that had been modified within the previous 12 months:

	December 31, 2024			
	Current	30-89 Days Past Due	90 Days Past Due	Total
Commercial				
Owner occupied real estate	$ 5,107	$ —	$ —	$ 5,107
Non-owner occupied real estate	—	—	—	—
Commercial and industrial	4,424	—	—	4,424
Total	$ 9,531	$ —	$ —	$ 9,531

During the years ended December 31, 2025 and 2024, the Company had $5.6 million and $0, respectively of loans to borrowers experiencing financial difficulty that had a payment default and were modified within the twelve months prior to the payment default. For purposes of this disclosure, the Company defines “default” as being 30 days or more past due of contractual interest or principal.

Collateral Dependent Financial Assets

A collateral dependent financial loan relies solely on the operation or sale of the collateral for repayment. In evaluating the overall risk associated with the loan, the Company considers character, overall financial condition and resources, and payment record of the borrower; the prospects for support from any financially responsible guarantors; and the nature and degree of protection provided by the cash flow and value of any underlying collateral. However, as other sources of repayment become inadequate over time, the significance of the collateral's value increases and the loan may become collateral dependent.

(Table dollars in thousands except for per share data)

The tables below present the amortized cost basis and allowance for credit losses ("ACL") allocated for collateral dependent loans in accordance with ASC 326, which are individually evaluated to determine expected credit losses, at December 31, 2025 and 2024.

	December 31, 2025				
	Real Estate	Accounts Receivable/ Equipment	Other	Total	ACL Allocation
Commercial					
Owner occupied real estate	$ 5,395	$ —	$ —	$ 5,395	$ 114
Non–owner occupied real estate	3,026	—	—	3,026	20
Residential spec homes	—	—	—	—	—
Development & spec land	496	—	—	496	—
Commercial and industrial	1,690	3,269	673	5,632	882
Total commercial	10,607	3,269	673	14,549	1,016
Real Estate					
Residential Mortgage	929	—	—	929	—
Total Real Estate	929	—	—	929	—
Consumer					
Home equity	923	—	—	923	313
Total consumer	923	—	—	923	313
Total collateral dependent loans	$ 12,459	$ 3,269	$ 673	$ 16,401	$ 1,329

	December 31, 2024				
	Real Estate	Accounts Receivable/ Equipment	Other	Total	ACL Allocation
Commercial					
Owner occupied real estate	$ 2,448	$ —	$ —	$ 2,448	$ 224
Non–owner occupied real estate	444	—	—	444	—
Residential spec homes	—	—	—	—	—
Development & spec land	534	—	—	534	—
Commercial and industrial	1,756	476	—	2,232	731
Total commercial	5,182	476	—	5,658	955
Total collateral dependent loans	$ 5,182	$ 476	$ —	$ 5,658	$ 955

As of December 31, 2025, the Company had a carrying value of $1.7 million of repossessed assets. As of December 31, 2025, the Company had a recorded net investment of $0.9 million of consumer mortgage loans in which foreclosure proceedings have commenced. Repossessed assets are a component of other assets within the consolidated balance sheet.

Credit Quality Indicators

Horizon Bank's processes for determining credit quality differ slightly depending on whether a new loan or a renewed loan is being underwritten, or whether an existing loan is being re–evaluated for credit quality. The latter usually occurs upon receipt of current financial information or other pertinent data that would trigger a change in the credit quality grade.

- For new and renewed commercial loans, the Bank's Credit Department, which acts independently of the loan officer, assigns the credit quality grade to the loan. Loan grades for loans with an aggregate credit exposure that exceeds the authorities in the respective regions (ranging from $3,000,000 to $6,000,000) are validated by the Loan Committee, which is chaired by the Chief Commercial Banking Officer ("CCBO").

- Commercial loan officers are responsible for reviewing their loan portfolios and promptly assessing any adverse change in credit quality and revising the risk rating appropriately. When circumstances warrant a change in the credit quality grade, loan officers are required to notify the Credit Department of the change in the credit quality grade. Downgrades are accepted immediately, however, lenders must present their factual information to the Credit Department when recommending an upgrade. Downgrades to impaired status require the concurrence of the CCBO and the Senior Workout Loan Manager.

- The CCBO, or a designee, meets periodically with loan officers to discuss the status of past due loans and classified loans. These meetings are also designed to give the loan officers an opportunity to identify an existing loan that should be downgraded to a classified grade.

- Monthly, senior management meets as members of the Watch Committee, which reviews all of the past due, classified, and impaired loans and the relative trends of these assets. This committee also reviews the actions taken by management regarding foreclosure mitigation, loan extensions, loan modifications, other real estate owned and personal property repossessions. The information reviewed in this meeting acts as a precursor for developing management's analysis of the adequacy of the Allowance for Credit Losses on Loans and Leases.

For residential real estate and consumer loans, Horizon uses a grading system based on delinquency. Loans that are 90 days or more past due, on non–accrual, or are classified as modified loans are graded "Substandard." After being 90 to 120 days delinquent a loan is charged off unless it is well secured and in the process of collection. If the latter case exists, the loan is placed on non–accrual. Occasionally a mortgage loan may be graded as "Special Mention." When this situation arises, it is because the characteristics of the loan and the borrower fit the definition of a Risk Grade 5 described below, which is normally used for grading commercial loans. Loans not graded Substandard are considered Pass.

Horizon Bank employs a nine–grade rating system to determine the credit quality of commercial loans. The first five grades represent acceptable quality, and the last four grades mirror the criticized and classified grades used by the bank regulatory agencies (special mention, substandard, doubtful, and loss). The loan grade definitions are detailed below.

Risk Grade 1: Excellent (Pass)

Loans secured by liquid collateral, such as certificates of deposit, reputable bank letters of credit, or other cash equivalents or loans to any publicly held company with a current long–term debt rating of A or better and meeting defined key financial metric ranges.

Risk Grade 2: Good (Pass)

Loans to businesses that have strong financial statements containing an unqualified opinion from a CPA firm and at least three years consecutive years of profits; loans supported by unaudited financial statements containing strong balance sheets, five years consecutive years of profits, a five year satisfactory relationship with the Bank, and key balance sheet and income statement trends that are either stable or positive; loans secured by publicly traded marketable securities with required margins where there is no impediment to liquidation; loans to individuals backed by liquid personal assets and unblemished credit histories; or loans to publicly held companies with current long–term debt ratings of Baa or better and meeting defined key financial metric ranges.

Risk Grade 3: Satisfactory (Pass)

Loans supported by financial statements (audited or unaudited) that indicate average or slightly below average risk and having some deficiency or vulnerability to changing economic conditions; loans with some weakness but offsetting features of other support are readily available; loans that are meeting the terms of repayment, but which may be susceptible to deterioration if adverse factors are encountered and meeting defined key financial metric ranges. Loans may be graded Satisfactory when there is no recent information on which to base a current risk evaluation and the following conditions apply:

- At inception, the loan was properly underwritten, did not possess an unwarranted level of credit risk, and the loan met the above criteria for a risk grade of Excellent, Good, or Satisfactory;

- At inception, the loan was secured with collateral possessing a loan value adequate to protect the Bank from loss.

- The loan has exhibited two or more years of satisfactory repayment with a reasonable reduction of the principal balance.

- During the period that the loan has been outstanding, there has been no evidence of any credit weakness. Some examples of weakness include slow payment, lack of cooperation by the borrower, breach of loan covenants, or the borrower is in an industry known to be experiencing problems. If any of these credit weaknesses is observed, a lower risk grade may be warranted.

Risk Grade 4: Satisfactory/Monitored

Loans in this category are considered to be of acceptable credit quality, but contain greater credit risk than Satisfactory rated loans and meet defined key financial metric ranges. Borrower displays acceptable liquidity, leverage, and earnings performance within the Bank's minimum underwriting guidelines. The level of risk is acceptable but conditioned on the proper level of loan officer supervision. Loans that normally fall into this grade include acquisition, construction and development loans and income producing properties that have not reached stabilization.

Risk Grade 4W: Management Watch

Loans in this category are considered to be of acceptable quality and meet defined key financial metric ranges, but with above normal risk. Borrower displays potential indicators of weakness in the primary source of repayment resulting in a higher reliance on secondary sources of repayment. Balance sheet may exhibit weak liquidity and/or high leverage. There is inconsistent earnings performance without the ability to sustain adverse economic conditions. Borrower may be operating in a declining industry or the property type, as for a commercial real estate loan, may be high risk or in decline. These loans require an increased level of loan officer supervision and monitoring to assure that any deterioration is addressed in a timely fashion. Commercial construction loans are graded as 4W Management Watch until the projects are completed and stabilized.

Risk Grade 5: Special Mention

Loans which possess some temporary (normally less than one year) credit deficiency or potential weakness which deserves close attention. Such loans pose an unwarranted financial risk that, if not corrected, could weaken the loan by adversely impacting the future repayment ability of the borrower. The key distinctions of a Special Mention classification are that (1) it is indicative of an unwarranted level of risk and (2) weaknesses are considered "potential," not "defined," impairments to the primary source of repayment. These loans may be to borrowers with adverse trends in financial performance, collateral value and/or marketability, or balance sheet strength and must meet defined key financial metric ranges.

Risk Grade 6: Substandard

One or more of the following characteristics may be exhibited in loans classified Substandard:

- Loans which possess a defined credit weakness. The likelihood that a loan will be paid from the primary source of repayment is uncertain. Financial deterioration is under way and very close attention is warranted to ensure that the loan is collected without loss.

- Loans are inadequately protected by the current net worth and paying capacity of the obligor.

- The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment, such as collateral liquidation or guarantees.

- Loans have a distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.

- Unusual courses of action are needed to maintain a high probability of repayment.

- The borrower is not generating enough cash flow to repay loan principal; however, it continues to make interest payments.

- The lender is forced into a subordinated or unsecured position due to flaws in documentation.

- Loans have been restructured so that payment schedules, terms, and collateral represent concessions to the borrower when compared to the normal loan terms.

- The lender is seriously contemplating foreclosure or legal action due to the apparent deterioration in the loan.

- There is a significant deterioration in market conditions to which the borrower is highly vulnerable.

- The borrower meets defined key financial metric ranges.

Risk Grade 7: Doubtful

One or more of the following characteristics may be present in loans classified Doubtful:

- Loans have all of the weaknesses of those classified as Substandard. However, based on existing conditions, these weaknesses make full collection of principal highly improbable.

- The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.

- The possibility of loss is high but because of certain important pending factors which may strengthen the loan, loss classification is deferred until the exact status of repayment is known.

- The borrower meets defined key financial metric ranges.

Risk Grade 8: Loss

Loans are considered uncollectible and of such little value that continuing to carry them as assets is not feasible. Loans will be classified Loss when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

(Table dollars in thousands except for per share data)

The Company defines term loans as those having a fixed duration, repayment schedule and defined interest rate. Revolving loans include loans with revolving privileges and certain complex lending arrangements involving commitments made by the Company under predefined terms or loans with interchangeable interest rate and repayment options that extend beyond the time of origination. Revolving term loans include loans with revolving privileges and certain complex lending arrangements involving commitments made by the Company under predefined terms, including loans with both revolving and non-revolving components and loans with delayed draw down features.

The following tables present loans by credit grades and origination year at December 31, 2025.

	Term Loans by Origination Year								
December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Term Loans	Revolving Loans	Total
Commercial									
Owner occupied real estate									
Pass	$103,721	$ 90,288	$ 83,508	$ 75,503	$ 61,816	$167,595	$ 69,454	$ 14,592	$ 666,477
Special Mention	900	5,013	—	—	1,375	6,258	2,343	—	15,889
Substandard	—	3,706	9,421	1,674	—	2,110	—	50	16,961
Doubtful	—	—	—	—	—	—	—	—	—
Total owner occupied real estate	**$104,621**	**$ 99,007**	**$ 92,929**	**$ 77,177**	**$ 63,191**	**$175,963**	**$ 71,797**	**$ 14,642**	**$ 699,327**
Gross charge-offs during period	$ 316	$ 502	$ —	$ 50	$ —	$ 49	$ 36	$ —	**$ 953**
Non–owner occupied real estate									
Pass	$195,568	$192,570	$152,602	$230,638	$133,516	$400,187	$ 306,632	$ 14,609	$1,626,322
Special Mention	490	—	1,304	28,267	—	5,771	—	—	35,832
Substandard	—	2,163	3,686	609	—	580	68	—	7,106
Doubtful	—	—	—	—	—	—	—	—	—
Total non–owner occupied real estate	**$196,058**	**$194,733**	**$157,592**	**$259,514**	**$133,516**	**$406,538**	**$ 306,700**	**$ 14,609**	**$1,669,260**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Residential spec homes									
Pass	$ 4,896	$ 294	$ —	$ —	$ —	$ —	$ 5,329	$ 7,222	$ 17,741
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total residential spec homes	**$ 4,896**	**$ 294**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 5,329**	**$ 7,222**	**$ 17,741**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Development & spec land									
Pass	$ 3,892	$ 816	$ 3,096	$ 746	$ 1,021	$ 1,813	$ 22,669	$ 986	$ 35,039
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	496	—	496
Doubtful	—	—	—	—	—	—	—	—	—
Total development & spec land	**$ 3,892**	**$ 816**	**$ 3,096**	**$ 746**	**$ 1,021**	**$ 1,813**	**$ 23,165**	**$ 986**	**$ 35,535**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**

(Table dollars in thousands except for per share data)

Commercial and industrial									
Pass	$273,848	$193,508	$ 74,420	$102,213	$ 53,264	$ 52,660	$ 48,648	$ 172,692	$ 971,253
Special Mention	1,229	690	781	547	33	300	10,386	10,921	24,887
Substandard	2,027	2,073	6,490	82	32	1,578	1,001	1,122	14,405
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial	**$277,104**	**$196,271**	**$ 81,691**	**$102,842**	**$ 53,329**	**$ 54,538**	**$ 60,035**	**$ 184,735**	**$1,010,545**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**

(Table dollars in thousands except for per share data)

	Term Loans by Origination Year								
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Term Loans**	**Revolving Loans**	**Total**
Real estate									
Residential mortgage									
Performing	$ 58,110	$ 76,445	$ 104,783	$ 143,616	$ 126,636	$ 221,710	$ —	$ —	$ 731,300
Non–performing	—	505	2,428	2,236	453	4,555	—	—	10,177
Total residential mortgage	**$ 58,110**	**$ 76,950**	**$ 107,211**	**$ 145,852**	**$ 127,089**	**$ 226,265**	**$ —**	**$ —**	**$ 741,477**
Gross charge-offs during period	$ —	$ 135	$ 223	$ 188	$ 355	$ 161	$ —	$ —	**$ 1,062**
Residential construction									
Performing	$ —	$ 2,034	$ —	$ —	$ —	$ —	$ 28,916	$ —	$ 30,950
Non–performing	—	—	—	—	—	—	—	—	—
Total residential construction	**$ —**	**$ 2,034**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 28,916**	**$ —**	**$ 30,950**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

	Term Loans by Origination Year								
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Term Loans**	**Revolving Loans**	**Total**
Consumer									
Direct installment									
Performing	$ 8,330	$ 6,354	$ 47,094	$ 5,160	$ 3,160	$ 4,942	$ 84	$ 1,335	$ 76,459
Non–performing	—	—	578	69	40	28	—	—	715
Total direct installment	**$ 8,330**	**$ 6,354**	**$ 47,672**	**$ 5,229**	**$ 3,200**	**$ 4,970**	**$ 84**	**$ 1,335**	**$ 77,174**
Gross charge-offs during period	$ 11	$ 141	$ 85	$ 73	$ 84	$ 5	$ 8	$ —	**$ 407**
Indirect installment									
Performing	$ —	$ 220	$ 3,584	$ 9,469	$ 3,269	$ 1,902	$ —	$ —	$ 18,444
Non–performing	—	29	275	570	232	122	—	—	1,228
Total indirect installment	**$ —**	**$ 249**	**$ 3,859**	**$ 10,039**	**$ 3,501**	**$ 2,024**	**$ —**	**$ —**	**$ 19,672**
Gross charge-offs during period	$ —	$ 245	$ 885	$ 1,414	$ 477	$ 237	$ —	$ —	**$ 3,258**
Home equity									
Performing	$ 12,301	$ 10,393	$ 16,623	$ 12,032	$ 4,444	$ 7,546	$ 32,721	$ 470,524	$ 566,584
Non–performing	—	236	614	653	53	173	6,548	—	8,277
Total home equity	**$ 12,301**	**$ 10,629**	**$ 17,237**	**$ 12,685**	**$ 4,497**	**$ 7,719**	**$ 39,269**	**$ 470,524**	**$ 574,861**
Gross charge-offs during period	$ —	$ —	$ 20	$ 7	$ —	$ 57	$ 843	$ —	**$ 927**

(Table dollars in thousands except for per share data)

The following table presents loans by credit grades and origination year at December 31, 2024.

	Term Loans by Origination year								
December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Term Loans**	**Revolving Loans**	**Total**
Commercial									
Owner occupied real estate									
Pass	$ 75,649	$ 74,305	$ 90,872	$ 68,978	$ 36,778	$ 178,936	$ 92,227	$ 12,365	$ 630,110
Special Mention	129	—	1,724	1,769	142	8,759	—	100	12,623
Substandard	2,970	8,761	1,051	6,307	—	4,843	—	500	24,432
Doubtful	—	—	—	—	—	—	—	—	—
Total owner occupied real estate	**$ 78,748**	**$ 83,066**	**$ 93,647**	**$ 77,054**	**$ 36,920**	**$ 192,538**	**$ 92,227**	**$ 12,965**	**$ 667,165**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ —	**$ 1**
Non–owner occupied real estate									
Pass	$ 194,167	$ 115,378	$ 244,266	$ 133,689	$ 100,688	$ 344,558	$ 298,288	$ 11,726	$ 1,442,760
Special Mention	—	4,211	16,409	1,249	—	31,083	—	—	52,952
Substandard	83	297	—	—	—	5,364	—	—	5,744
Doubtful	—	—	—	—	—	—	—	—	—
Total non–owner occupied real estate	**$ 194,250**	**$ 119,886**	**$ 260,675**	**$ 134,938**	**$ 100,688**	**$ 381,005**	**$ 298,288**	**$ 11,726**	**$ 1,501,456**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Residential spec homes									
Pass	$ 362	$ —	$ —	$ 420	$ —	$ —	$ 10,986	$ 3,843	$ 15,611
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total residential spec homes	**$ 362**	**$ —**	**$ —**	**$ 420**	**$ —**	**$ —**	**$ 10,986**	**$ 3,843**	**$ 15,611**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Development & spec land									
Pass	$ 819	$ 4,139	$ 788	$ 1,133	$ 328	$ 2,039	$ 7,931	$ 599	$ 17,776
Special Mention	—	—	—	—	—	317	—	—	317
Substandard	—	—	—	—	—	—	534	—	534
Doubtful	—	—	—	—	—	—	—	—	—
Total development & spec land	**$ 819**	**$ 4,139**	**$ 788**	**$ 1,133**	**$ 328**	**$ 2,356**	**$ 8,465**	**$ 599**	**$ 18,627**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Commercial and industrial									
Pass	$ 242,562	$ 105,877	$ 128,707	$ 73,008	$ 6,954	$ 54,764	$ 48,313	$ 179,370	$ 839,555

(Table dollars in thousands except for per share data)

Special Mention	1,246	324	1,245	28	1	1,573	9,519	9,281	23,217
Substandard	843	2,599	318	217	266	3,170	1,003	4,109	12,525
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial	**$ 244,651**	**$ 108,800**	**$ 130,270**	**$ 73,253**	**$ 7,221**	**$ 59,507**	**$ 58,835**	**$ 192,760**	**$ 875,297**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ 45	$ 108	$ —	**$ 153**

(Table dollars in thousands except for per share data)

	Term Loans by Origination Year								
December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Term Loans**	**Revolving Loans**	**Total**
Real estate									
Residential mortgage									
Performing	$ 69,264	$ 145,927	$ 160,780	$ 140,310	$ 78,563	$ 177,902	$ —	$ —	$ 772,746
Non–performing	201	1,619	2,125	1,472	706	5,092	—	—	11,215
Total residential mortgage	**$ 69,465**	**$ 147,546**	**$ 162,905**	**$ 141,782**	**$ 79,269**	**$ 182,994**	**$ —**	**$ —**	**$ 783,961**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ 5	$ —	$ —	**$ 5**
Residential construction									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 18,948	$ —	$ 18,948
Non–performing	—	—	—	—	—	—	—	—	—
Total residential construction	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 18,948**	**$ —**	**$ 18,948**
Gross charge-offs during period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**

	Term Loans by Origination Year								
December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Term Loans**	**Revolving Loans**	**Total**
Consumer									
Direct installment									
Performing	$ 11,306	$ 59,850	$ 9,510	$ 5,398	$ 2,679	$ 6,003	$ 60	$ 1,918	$ 96,724
Non–performing	1	374	46	19	—	26	—	—	466
Total direct installment	**$ 11,307**	**$ 60,224**	**$ 9,556**	**$ 5,417**	**$ 2,679**	**$ 6,029**	**$ 60**	**$ 1,918**	**$ 97,190**
Gross charge-offs during period	$ 72	$ 93	$ 169	$ 1	$ 35	$ 78	$ 9	$ —	**$ 457**
Indirect installment									
Performing	$ 26,839	$ 70,143	$ 130,610	$ 49,458	$ 17,647	$ 7,304	$ —	$ —	$ 302,001
Non–performing	—	425	800	304	242	129	—	—	1,900
Total indirect installment	**$ 26,839**	**$ 70,568**	**$ 131,410**	**$ 49,762**	**$ 17,889**	**$ 7,433**	**$ —**	**$ —**	**$ 303,901**
Gross charge-offs during period	$ 161	$ 449	$ 1,345	$ 527	$ 188	$ 99	$ —	$ —	**$ 2,769**
Home equity									
Performing	$ 13,552	$ 21,845	$ 16,136	$ 5,110	$ 1,902	$ 9,210	$ 18,657	$ 470,753	$ 557,165
Non–performing	—	421	426	—	30	296	6,465	81	7,719
Total home equity	**$ 13,552**	**$ 22,266**	**$ 16,562**	**$ 5,110**	**$ 1,932**	**$ 9,506**	**$ 25,122**	**$ 470,834**	**$ 564,884**
Gross charge-offs during period	$ —	$ 23	$ 52	$ 88	$ —	$ 39	$ 110	$ 11	**$ 323**

(Table dollars in thousands except for per share data)

Note 5 – Allowance for Credit and Loan Losses

The following table represents, by loan portfolio segment, a summary of changes in the ACL on loans for the twelve months ended December 31, 2025, 2024 and 2023.

	Twelve Months Ended December 31, 2025				
	Commercial	Real Estate	Mortgage Warehouse	Consumer	Total
Balance, beginning of period	$ 30,953	$ 2,715	$ —	$ 18,312	$ 51,980
Credit loss expense (recovery)	5,286	468	—	(3,511)	2,243
Charge-offs	(953)	(1,062)	—	(4,592)	(6,607)
Recoveries	187	1,062	—	2,434	3,683
Balance, end of period	$ 35,473	$ 3,183	$ —	$ 12,643	$ 51,299

	Twelve Months Ended December 31, 2024				
	Commercial	Real Estate	Mortgage Warehouse	Consumer	Total
Balance, beginning of period	$ 29,736	$ 2,503	$ 481	$ 17,309	$ 50,029
Provision for credit losses on loans	1,018	184	(481)	3,133	3,854
Charge-offs	(154)	(5)	—	(3,549)	(3,708)
Recoveries	353	33	—	1,419	1,805
Balance, end of period	$ 30,953	$ 2,715	$ —	$ 18,312	$ 51,980

	Twelve Months Ended December 31, 2023				
	Commercial	Real Estate	Mortgage Warehouse	Consumer	Total
Balance, beginning of period	$ 32,445	$ 5,577	$ 1,020	$ 11,422	$ 50,464
Provision for credit losses on loans	(1,765)	(3,107)	(539)	7,501	2,090
Charge-offs	(1,403)	(48)	—	(2,835)	(4,286)
Recoveries	459	81	—	1,221	1,761
Balance, end of period	$ 29,736	$ 2,503	$ 481	$ 17,309	$ 50,029

The accrued interest receivable on our loan receivables is excluded from the allowance for credit loss estimate and is included in interest receivable on our consolidated balance sheets. As of December 31, 2025, December 31, 2024 and December 31, 2023, the accrued interest on our loan portfolio was $23.7 million, $25.6 million and $23.7 million, respectively.

The Company utilized the Cumulative Loss Rate method in determining expected future credit losses. The loss rate method measures the amount of loan charge–offs, net of recoveries, (“loan losses”) recognized over the life of a closed pool and compares those loan losses to the outstanding loan balance of that pool as of a specific point in time (“pool date”).

To estimate a CECL loss rate for the pool, management first identifies the loan losses recognized between the pool date and the reporting date for the pool and determines which loan losses were related to loans outstanding at the pool date. The loss rate method then divides the loan losses recognized on loans outstanding as of the pool date by the outstanding loan balance as of the pool date.

(Table dollars in thousands except for per share data)

The Company’s expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data. The Company’s historical look–back period includes January 2009 through the current period, on a monthly basis. When historical credit loss experience is not sufficient for a specific portfolio, the Company may supplement its own portfolio data with external models or data. The Company supplemented data for 2009 and 2010 with the use of adjusted Uniform Bank Performance Report peer group data.

Qualitative reserves reflect management’s overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. The analysis takes into consideration other analytics performed within the organization, such as enterprise and concentration management, along with other credit–related analytics as deemed appropriate. Management attempts to quantify qualitative reserves whenever possible.

The Company’s CECL estimate applies to a forecast that incorporates macroeconomic trends and other environmental factors. Management utilized Moody's economic forecast scenarios including both National and Regional econometrics, as well as management judgment, as the basis for the forecast period. The historical loss rate was utilized as the base rate, and qualitative adjustments were utilized to reflect the forecast and other relevant factors.

The Company segments the loan portfolio into pools based on the following risk characteristics: financial asset type, loan purpose, collateral type, loan characteristics, credit characteristics, outstanding loan balances, contractual terms and prepayment assumptions, industry of the borrower and concentrations, and historical or expected credit loss patterns.

Liability for Commitments to Extend Credit and Standby Letters of Credit

The following tables represent, by loan portfolio segment, a summary of changes in the activity in the liability for commitments to extend credit and standby letters of credit (See Note 18):

	December 31, 2025			December 31, 2024			December 31, 2023		
	Balance, beginning of period	Credit loss expense (reversal)	Ending balance	Balance, beginning of period	Credit loss expense (reversal)	Ending balance	Balance, beginning of period	Credit loss expense (reversal)	Ending balance
Commercial	$ 1,385	$ (317)	$ 1,068	$ —	$ 1,385	$ 1,385	$ —	$ —	$ —
Real Estate	61	31	92	64	(3)	61	161	(97)	64
Mortgage Warehouse	—	—	—	—	—	—	—	—	—
Consumer	703	(23)	680	551	152	703	242	309	551
Total	**$ 2,149**	**$ (309)**	**$ 1,840**	**$ 615**	**$ 1,534**	**$ 2,149**	**$ 403**	**$ 212**	**$ 615**

Note 6 – Premises and Equipment

	December 31 2025	December 31 2024
Land	$ 31,106	$ 31,310
Buildings and improvements	93,806	91,911
Furniture and equipment	43,825	40,655
Total cost	168,737	163,876
Accumulated depreciation	(75,932)	(70,012)
Net premises and equipment	$ 92,805	$ 93,864

Depreciation of premises and equipment included in net occupancy expense for the years ended December 31, 2025, 2024 and 2023 was approximately $6.0 million, $5.8 million, and $5.9 million, respectively.

(Table dollars in thousands except for per share data)

Note 7 – Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled approximately $1.412 billion and $1.438 billion at December 31, 2025 and 2024.

Activity for mortgage servicing rights and the related impairment allowance were as follows:

	December 31 2025	December 31 2024	December 31 2023
Mortgage servicing rights			
Balances, January 1	$ 18,195	$ 18,807	$ 18,619
Servicing rights capitalized	1,434	1,359	1,220
Amortization of servicing rights	(2,095)	(1,971)	(1,032)
Balances, December 31	17,534	18,195	18,807
Impairment allowance			
Beginning balance	—	—	—
Additions	—	—	—
Reductions	—	—	—
Balances, December 31	—	—	—
Mortgage servicing rights, net	$ 17,534	$ 18,195	$ 18,807
Fair value, beginning of period	$ 19,766	$ 19,891	$ 19,992
Fair value, end of period	$ 17,547	$ 19,766	$ 19,891

Fair value at December 31, 2025 was determined using a discounted cash flow analysis with the discount rates ranging from 8.5% to 11.0% and prepayment speeds ranging from 6.4% to 12.0%, depending on the stratification of the specific right. Fair value at December 31, 2024 was determined using a discounted cash flow analysis with a discount rates ranging from 9.0% to 11.5% and prepayment speeds ranging from 5.6% to 13.3%, depending on the stratification of the specific right.

Note 8 – Goodwill

The carrying amount of goodwill was $155.2 million as of December 31, 2025 and December 31, 2024, respectively. There were no changes in the carrying amount of goodwill for the year ended December 31, 2025 and 2024. Goodwill is assessed for impairment annually, or more frequently if events occur or circumstances change that indicate an impairment may exist. When assessing goodwill for impairment, first, a qualitative assessment can be made to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its estimated carrying value. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. Alternatively, a quantitative goodwill test can be performed without performing a qualitative assessment.

No goodwill impairment charges were recorded for the year ended December 31, 2025 and 2024. As of December 31, 2025, Horizon elected to perform a qualitative assessment to determine if it was more likely than not that the fair value exceeded its carrying value. The qualitative assessment indicated that it was more likely than not that the fair value exceeded its carrying value, resulting in no impairment.

As a result of acquisitions, the Company has recorded certain amortizable intangible assets related to core deposit intangibles. These core deposit intangibles are being amortized over 7 years to 10 years using an accelerated method and had a weighted average remaining life of 3.34 years and 4.14 years as of December 31, 2025 and December 31, 2024. Amortizable intangible assets are summarized as follows:

(Table dollars in thousands except for per share data)

	December 31, 2025		December 31, 2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets				
Core deposit intangible	$ 33,633	$ (26,453)	$ 33,633	$ (23,410)

Amortization expense for intangible assets totaled $3.0 million, $3.4 million and $3.6 million for the years ended December 31, 2025, 2024 and 2023. Estimated amortization for the years ending December 31 is as follows:

Year	Amount
2026	$ 2,566
2027	2,119
2028	1,754
2029	512
2030	136
Thereafter	92
	$ 7,179

Note 9 – Deposits

	December 31 2025	December 31 2024
Non interest-bearing demand deposits	$ 1,078,708	$ 1,064,818
Interest-bearing deposits:		
Interest-bearing demand deposits	1,639,857	1,767,984
Money market	831,631	960,008
Savings deposits	622,743	718,689
Certificates of deposit of $250,000 or more	562,638	549,361
Certificates of deposit of less than $250,000	539,840	539,792
Total interest-bearing deposits	$ 4,196,709	$ 4,535,834
Total deposits	$ 5,275,417	$ 5,600,652

There were no overdraft customer transaction deposits reclassified as loan balances at December 31, 2025 and December 31, 2024.

The aggregate amount of certificate of deposits (CD) and other time deposits (TD) in denominations of $100,000 or more at December 31, 2025 and 2024 were $807.0 million and $775.7 million, respectively.

(Table dollars in thousands except for per share data)

Certificates and other time deposits for both retail and brokered maturing in years ending December 31 are as follows:

	Retail	Brokered	Total
2026	$ 820,434	$ 90,033	$ 910,467
2027	12,216	65,000	77,216
2028	4,306	80,000	84,306
2029	3,794	—	3,794
2030	1,695	25,000	26,695
Thereafter	—	—	—
	$ 842,445	$ 260,033	$ 1,102,478

Deposits received in the ordinary course of business from the directors and officers of the Company and their related interests amounted to $1.1 million and $1.3 million for the years ended December 31, 2025 and 2024, respectively.

Note 10 – Borrowings

	December 31 2025	December 31 2024
Federal Home Loan Bank advances, variable and fixed rates ranging from 2.63% to 3.78%, due at various dates through April 7, 2027	$ 150,075	$ 1,130,148
Securities sold under agreements to repurchase, fixed rates ranging from 0.01% to 3.33%, due overnight and continuous	88,468	89,912
Federal funds purchased	169	—
Secured borrowings, fixed rates ranging from 3.75% to 9.00%, due at various dates through March 28, 2043	9,874	12,192
Total borrowings	$ 248,586	$ 1,232,252

The weighted average interest rate for FHLB advances was 3.78% at December 31, 2025.

The Federal Home Loan Bank advances are secured by first and second mortgage loans, and commercial real estate loans totaling approximately $2.5 billion. Advances are subject to restrictions or penalties in the event of prepayment.

At December 31, 2025, the Bank had available approximately $1.7 billion in credit lines with various money center banks, including the FHLB.

Contractual maturities in years ending December 31 are as follows:

Year	Amount
2026	91,506
2027	150,066
2028	—
2029	6,148
Thereafter	866
	$ 248,586

(Table dollars in thousands except for per share data)

Note 11 – Repurchase Agreements

The Company transfers various securities to customers in exchange for cash at the end of each business day and agrees to acquire the securities at the end of the next business day for the cash exchanged plus interest. The process is repeated at the end of each business day until the agreement is terminated. The securities underlying the agreement remained under the Company's control.

The following tables show repurchase agreements accounted for as secured borrowings and the related securities, at fair value, pledged for repurchase agreements:

	December 31, 2025				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
Repurchase Agreements and repurchase-to-maturity transactions					
U.S. government agency mortgage-backed securities	$ 88,468	$ —	$ —	$ —	$ 88,468
Total Repurchase Agreements	$ 88,468	$ —	$ —	$ —	$ 88,468
Repurchase Agreements subject to offsetting arrangements					$ —

	December 31, 2024				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
Repurchase Agreements and repurchase-to-maturity transactions					
U.S. Treasury federal agencies	$ 34,191	$ —	$ —	$ —	$ 34,191
U.S. government agency mortgage-backed securities	$ 55,721	$ —	$ —	$ —	$ 55,721
Total Repurchase Agreements	$ 89,912	$ —	$ —	$ —	$ 89,912
Repurchase Agreements subject to offsetting arrangements					—

Securities sold under agreements to repurchase are secured by securities with a carrying amount of $90.7 million and $96.8 million at December 31, 2025 and December 31, 2024, respectively.

Note 12 – Subordinated Notes

On August 29, 2025, Horizon completed the offering and sale of $100.0 million in aggregate principal amount of its 7.000% Fixed-to-Floating Rate Subordinated Notes due 2035 (the "2035 Notes"). The 2035 Notes were issued by Horizon at a price equal to 100% of their face amount. Horizon used the net proceeds from the offering for general corporate purposes, including in support of the repositioning of its balance sheet, and to redeem approximately $56.5 million in aggregate principal amount of its 5.625% fixed-to-floating rate subordinated notes due 2030 (the "2030 Notes," and collectively with the 2035 Note, the "Notes"), which was completed on October 1, 2025. The 2035 Notes will bear interest at a fixed interest rate of 7.000% per annum until September 15, 2030, after which time the interest rate will reset quarterly to a floating rate equal to a benchmark rate, which is expected to be the then current three-month term Secured Overnight Financing Rate (SOFR) plus 360 basis points until the 2035 Notes' maturity on September 15, 2035. The 2035 Notes are redeemable by Horizon, in whole or in part, on any interest payment date on or after September 15, 2030, and at any time upon the occurrence of certain events, subject to the receipt of the approval of the Board of Governors of the Federal Reserve System to the extent then required under applicable laws or regulations, including capital regulations. The 2035 Notes are intended to qualify as Tier 2 capital of the

(Table dollars in thousands except for per share data)

Company for regulatory capital purposes.

On December 8, 2023, Horizon cancelled $3.5 million of the $60.0 million in 2030 Notes at a price of 89.5 recording a gain of 0.4 million. The balance of the Notes, net of unamortized issuance costs, was $98.2 million and $55.7 million at December 31, 2025 and December 31, 2024, respectively. Unamortized debt issuance costs recorded were $1.8 million and $0.8 million at December 31, 2025 and December 31, 2024, respectively.

Note 13 – Junior Subordinated Debentures Issued to Capital Trusts

In October of 2004, Horizon formed Horizon Statutory Trust II (“Trust II”), a wholly owned statutory business trust. Trust II sold $10.0 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust II and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 2.21% (6.09% at December 31, 2025) and mature on November 23, 2034, and securities may be called at any quarterly interest payment date at par.

In December of 2006, Horizon formed Horizon Bancorp Capital Trust III (“Trust III”), a wholly owned statutory business trust. Trust III sold $12.0 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust III and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 1.91% (5.75% at December 31, 2025) and mature on January 30, 2037, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the acquisition of Alliance Bank Corporation in 2005. In June 2004, Alliance formed Alliance Financial Statutory Trust I a wholly owned business trust (“Alliance Trust”), to sell $5.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Alliance. The junior subordinated debentures are the sole assets of Alliance Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 2.91% (6.62% at December 31, 2025) and mature in June 2034, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the American Trust & Savings Bank purchase and assumption in 2010. In March 2004, Am Tru Inc., the holding company for American Trust & Savings Bank, formed Am Tru Statutory Trust I a wholly owned business trust (“Am Tru Trust”), to sell $3.5 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Am Tru Inc. The junior subordinated debentures are the sole assets of Am Tru Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 2.85% (6.82% at December 31, 2025) and mature in December 2033, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the Heartland merger in July 2012. In December 2006, Heartland formed Heartland (IN) Statutory Trust II a wholly owned business trust (“Heartland Trust”), to sell $3.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Heartland. The junior subordinated debentures are the sole assets of Heartland Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus

(Table dollars in thousands except for per share data)

1.93% (5.65% at December 31, 2025) and mature in December 2036, and securities may be called at any quarterly interest payment date at par. The carrying value was $2.3 million, net of the remaining purchase discount, at December 31, 2025.

The Company assumed additional debentures as the result of the LaPorte merger in July 2016. In October 2007, LaPorte assumed debentures as the result of its acquisition of City Savings Financial Corporation (“City Savings”). In June 2003, City Savings formed City Savings Statutory Trust I a wholly owned business trust (“City Savings Trust”), to sell $5.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from City Savings. The junior subordinated debentures are the sole assets of City Savings Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 3.10% (7.05% at December 31, 2025) and mature in June 2033, and securities may be called at any quarterly interest payment date at par. The carrying value was $4.6 million, net of the remaining purchase discount, at December 31, 2025.

The Company assumed additional debentures as the result of the Salin merger in March 2019. In October 2003, Salin Bancshares, Inc. (“Salin”) formed Salin Statutory Trust I (“Salin Trust”), to sell $19.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Salin. The junior subordinated debentures are the sole assets of Salin Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 2.95% (6.88% at December 31, 2025) and mature in October 2033, and securities may be called at any quarterly interest payment date at par. The carrying value was $18.5 million, net of the remaining purchase discount, at December 31, 2025.

The Trust Preferred Capital Securities, subject to certain limitations, are included in Tier 1 Capital for regulatory purposes. Dividends on the Trust Preferred Capital Securities are recorded as interest expense.

Note 14 – Non-Qualified Deferred Compensation Plan

The Company sponsors a non-qualified deferred compensation plan for a select group of management or highly compensated employees of the Company under the Horizon Bancorp Non-Qualified Deferred Compensation Plan (“DCP). This plan was effective January 1, 2025, as an amendment to the Horizon Bancorp 2005 Supplemental Executive Retirement Plan (“SERP”). The DCP provides participating officers with the ability to defer income in addition to the benefits provided under the Company's Employee Thrift Plan.

The DCP is a deferred compensation plan under which benefits are derived based on a notional account balance to be funded by the Company for each participating officer. The account balance was credited with a Company matching contribution based on the amount of the employee’s contribution. The matching formula is 100% of the employees first 2% contribution of their salary and 50% of the next 4% up to a maximum of eligible compensation. Plan participants could select from a variety of investment options which mirror the options provided under the Company’s Employee Thrift Plan. Assets of the DCP (i.e. the participants' account balances) were not physically invested in the investments selected by the participants; rather, they are utilized for the purpose of debiting or crediting additional amounts to each participants' account. The Company informally funded its obligation to plan participants in a rabbi trust, which is consolidated by the Company, and is comprised of investment options similar to those selected by the Participants. The assets held in the rabbi trust were reported at their estimated fair value of $11.0 million at December 31, 2025 and were included in cash and other assets in the Company's consolidated balance sheets. The amounts held in the rabbi trust were reported at their estimated fair value of $10.7 million at December 31, 2024 and were included in cash and stockholders' equity in the Company's consolidated balance sheets. The related accrued benefit cost (representing the Company's benefit obligation to participants) of $11.0 million and $10.7 million at December 31, 2025 and December 31, 2024, respectively, was recorded in other liabilities in the Company's consolidated balance sheets.

The DCP is accounted for pursuant to FASB ASC section 710-10, “Compensation - Overall” (“ASC 710-10”). Participants are credited with a contribution to an account and will receive, upon separation, a benefit based upon the vested amount accrued in their account, which includes both the officer's and Company's contributions plus or minus the increase or decrease in the fair market value of the assets selected by the participant. ASC 710-10

(Table dollars in thousands except for per share data)

requires the Company to record a liability and related compensation expense during the service period. The Company is accruing the expense under the assumption that all participants in will achieve full vesting (six years of service). Following the vesting period, the liability continues to be remeasured each reporting period until extinguishment of the liability, with offsetting adjustments to compensation costs. The Company matching contribution and related expense was $280 thousand, $433 thousand and $344 thousand for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively. The DCP is included with *Equity securities in other assets* in Note 22 - Disclosures about fair value of assets and liabilities.

Note 15 – Employee Benefit Plans

The Employee Thrift Plan ("Plan") provides that all employees of Horizon with the requisite hours of service are eligible for the Plan. The Plan permits voluntary employee contributions and Horizon may make discretionary matching and profit sharing contributions. Each eligible employee is vested according to a schedule based upon years of service. Employee voluntary contributions are vested at all times. The Bank's expense related to the Plan totaled approximately $2.1 million in 2025, $1.7 million in 2024 and $1.9 million in 2023.

The Plan owned a total of 581,791 shares of Horizon's stock or 1.1% of the outstanding shares as of December 31, 2025.

Note 16 – Income Tax

Income tax expense (benefit) was as follows:

	December 31 2025	December 31 2024	December 31 2023
Income tax expense (benefit)			
Currently payable			
Federal	$ 21,195	$ 8,558	$ 14,980
State	13,606	363	(640)
Deferred			
Federal	(72,848)	(15,528)	(3,393)
State	(12,624)	(1,472)	71
Total income tax expense (benefit)	$ (50,671)	$ (8,079)	$ 11,018

A reconciliation between reported income tax expense and the amounts computed by applying the U.S. federal statutory income tax rate of 21% to income before income taxes is presented in the following table. There were no activities or transactions that had foreign income taxes or cross-border tax effects during the reported periods. State income/franchise taxes are primarily related to the State of Indiana, while amounts related to other jurisdictions were not significant, in the aggregate, during the reported periods.

(Table dollars in thousands except for per share data)

	2025		2024		2023	
Reconciliation of federal statutory to actual tax expense (benefit)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tax expense (benefit) calculated at the statutory federal income tax rate	$ (42,242)	21 %	$ 5,743	21 %	$ 8,190	21 %
State and local income tax, net of federal income tax effect (a)	(1,844)	1 %	(1,185)	(4)%	142	— %
Tax credit investments, net of amortization	(1,105)	1 %	(1,290)	(5)%	(2,976)	(8)%
Income not subject to tax						
Tax Exempt Interest	(5,277)	3 %	(6,427)	(24)%	(6,777)	(17)%
Tax exempt BOLI income	(417)	— %	(273)	(1)%	(779)	(2)%
Nondeductible Expenses	227	— %	404	1 %	628	2 %
Other, net	(13)	— %	150	1 %	(459)	(1)%
Revaluation of deferred tax assets	—	— %	(5,201)	(19)%	5,201	13 %
BOLI redemption ordinary income	—	— %	—	— %	5,316	14 %
BOLI redemption excise	—	— %	—	— %	2,532	7 %
Actual tax expense (benefit)	$ (50,671)	25.2 %	$ (8,079)	(29.5)%	$ 11,018	28.2 %

(a) State taxes in Indiana make up the majority (greater than 50 percent) of the tax effect in this category

(Table dollars in thousands except for per share data)

Year-end deferred taxes are presented in the table below.

	December 31 2025	December 31 2024
Assets		
Allowance for credit losses	$ 12,578	$ 12,590
Net operating loss and tax credits	461	10,805
Director and employee benefits	5,342	3,334
Unrealized loss on AFS securities and fair value hedge	20,482	29,355
Net capitalized expenses	96,561	—
Basis in partnership equity investments	2,649	1,940
Fair value adjustment on acquisitions	789	883
Other	2,613	2,938
Total assets	141,475	61,845
Liabilities		
Depreciation	(4,213)	(4,061)
Federal Home Loan Bank stock dividends	(297)	(353)
Difference in basis of intangible assets	(5,821)	(6,553)
Other	(1,291)	(1,003)
Total liabilities	(11,622)	(11,970)
Valuation allowance	—	—
Net deferred tax asset/(liability)	$ 129,853	$ 49,875

Cash paid for income taxes was as follows:

	December 31 2025	December 31 2024	December 31 2023
Cash paid for income taxes			
Federal	$ 10,536	$ 10,710	$ 2,137
State			
Indiana	15,869	—	—
All others	1,002	—	—
Total	$ 27,407	$ 10,710	$ 2,137

The Company has federal general business tax credits of $0.4 million that can be carried forward twenty years and expire beginning in 2044.

The Company accounts for qualifying investment tax credits using the proportional amortization method and all others under the deferral method. Investment tax credits totaled $5.1 million and $7.5 million for 2025 and 2024, respectively.

The Company recorded no valuation allowance for the year December 31, 2025 and 2024. The Company believes all of its deferred tax assets as of December 31, 2025 will be realized.

Retained earnings of the Bank include approximately $12.8 million for which no deferred income tax liability has been recognized. This amount represents an allocation of previously acquired institutions income to bad debt deductions as of December 31, 1987 for tax purposes only. Reductions of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of “bank” status would

(Table dollars in thousands except for per share data)

create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount for the Company was approximately $2.7 million at December 31, 2025.

The Company files income tax returns in U.S. federal, state and local jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2021.

Note 17 – Stockholders' Equity

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive loss, net of tax included in capital are as follows:

	December 31 2025	December 31 2024
Unrealized gain (loss) on securities available for sale	$ (25,996)	$ (38,193)
Unamortized gain (loss) on securities held to maturity, previously transferred from AFS	—	1,892
Total accumulated other comprehensive income (loss)	$ (25,996)	$ (36,301)

Common Stock

On August 22, 2025, the Company closed a public offering of 7,138,050 shares of its common stock, at a price to the public of $14.50 per share, which included 931,050 shares of the Company's common stock granted pursuant to the underwriters' option to purchase additional shares at the public offering price, less underwriting discounts. This offering generated net proceeds of approximately $98.0 million after deducting the underwriting discounts and commissions and offering expenses payable by the Company.

Note 18 – Off-Balance Sheet Arrangements, Commitments, and Contingencies

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its clients. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded in the consolidated balance sheets.

Commitments to extend credit are legally binding agreements to lend to a client, so long as there is no violation of any condition established in the commitment contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as the credit risk involved in extending loan facilities to clients. The Company's policy for obtaining collateral, and determining the nature of such collateral, is essentially the same as in the Company's policies for making commitments to extend credit. The methodology for estimating the liability for unfunded loan commitments is consistent with the allowance for credit losses on loans.

(Table dollars in thousands except for per share data)

The following table represents the commitments to extend credit and standby letters of credit as of December 31, 2025 and December 31, 2024, respectively:

	December 31, 2025	December 31, 2024
Commitments to extend credit	$ 1,124,850	$ 1,018,302
Commitments under outstanding standby letters of credit	$ 22,274	$ 23,457
Total	$ 1,147,124	$ 1,041,759

Note 19 – Regulatory Capital

Horizon and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. These capital requirements implement changes arising from the Dodd–Frank Wall Street Reform and Consumer Protection Act and the U.S. Basel Committee on Banking Supervision's capital framework (known as "Basel III"). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, which if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Company and Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off–balance–sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Company and Bank are subject to minimum regulatory capital requirements as defined and calculated in accordance with the Basel III–based regulations. As allowed under Basel III rules, the Company made the decision to opt–out of including accumulated other comprehensive income in regulatory capital. The minimum regulatory capital requirements are set forth in the table below.

In addition, to be categorized as well capitalized, the Company and Bank must maintain Total risk–based, Tier I risk–based, common equity Tier I risk–based and Tier I leverage ratios as set forth in the table below. As of December 31, 2025 and December 31, 2024, the Company and Bank met all capital adequacy requirements to be considered well capitalized. There have been no conditions or events since the end of the year 2025 that management believes have changed the Bank's classification as well capitalized. There is no threshold for well capitalized status for bank holding companies.

(Table dollars in thousands except for per share data)

The following table presents Horizon and the Bank's actual and required capital ratios as of December 31, 2025 and December 31, 2024:

	Actual		Required for Capital Adequacy Purposes[1]		Required For Capital Adequacy Purposes with Capital Buffer[1]		Well Capitalized Under Prompt Corrective Action Provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025								
Total capital (to risk-weighted assets)[1]								
Consolidated	$ 762,541	14.36 %	$ 424,791	8.00 %	$ 557,538	10.50 %	N/A	N/A
Bank	687,316	12.99 %	423,209	8.00 %	555,461	10.50 %	$ 529,011	10.00 %
Tier 1 capital (to risk-weighted assets)[1]								
Consolidated	611,186	11.51 %	318,593	6.00 %	451,340	8.50 %	N/A	N/A
Bank	634,176	11.99 %	317,407	6.00 %	449,659	8.50 %	423,209	8.00 %
Common equity tier 1 capital (to risk-weighted assets)[1]								
Consolidated	553,498	10.42 %	238,945	4.50 %	371,692	7.00 %	N/A	N/A
Bank	634,176	11.99 %	238,055	4.50 %	370,308	7.00 %	343,857	6.50 %
Tier 1 capital (to average assets)[1]								
Consolidated	611,186	9.55 %	256,006	4.00 %	256,006	4.00 %	N/A	N/A
Bank	634,176	9.94 %	255,282	4.00 %	255,282	4.00 %	319,103	5.00 %

	Actual		Required for Capital Adequacy Purposes[1]		Required For Capital Adequacy Purposes with Capital Buffer[1]		Well Capitalized Under Prompt Corrective Action Provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024								
Total capital (to risk-weighted assets)[1]								
Consolidated	$ 800,209	13.91 %	$ 460,266	8.00 %	$ 604,099	10.50 %	N/A	N/A
Bank	725,383	12.64 %	459,039	8.00 %	602,489	10.50 %	$ 573,799	10.00 %
Tier 1 capital (to risk-weighted assets)[1]								
Consolidated	690,183	12.00 %	345,199	6.00 %	489,033	8.50 %	N/A	N/A
Bank	671,095	11.70 %	344,279	6.00 %	487,729	8.50 %	$ 459,039	8.00 %
Common equity tier 1 capital (to risk-weighted assets)[1]								
Consolidated	632,760	11.11 %	258,900	4.50 %	402,733	7.00 %	N/A	N/A
Bank	671,095	11.70 %	258,209	4.50 %	401,659	7.00 %	$ 372,969	6.50 %
Tier 1 capital (to average assets)[1]								
Consolidated	690,183	8.88 %	310,825	4.00 %	310,825	4.00 %	N/A	N/A
Bank	671,095	8.64 %	310,539	4.00 %	310,539	4.00 %	$ 388,174	5.00 %

[1]As defined by regulatory agencies

(Table dollars in thousands except for per share data)

Note 20 – Share–Based Compensation

On June 18, 2013, the Board of Directors adopted the Horizon Bancorp 2013 Omnibus Equity Incentive Plan ("2013 Plan"), which was approved by the Company's shareholders on May 8, 2014. Under the 2013 Plan, Horizon may issue up to 1,556,325 common shares, plus the number of shares that are tendered to or withheld by Horizon in connection with the exercise of options under the 2013 Plan plus that number of shares that are purchased by Horizon with the cash proceeds received upon option exercises. The 2013 Plan limits the number of shares available to 225,000 for incentive stock options and to 900,000 for the grant of non–option awards. The shares available for issuance under the 2013 Plan may be divided among the various types of awards and among the participants as the Committee determines. The Committee is authorized to grant any type of award to a participant that is consistent with the provisions of the 2013 Plan. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance units, performance shares or any combination of these awards. The Committee determines the provisions, terms and conditions of each award. The 2013 Plan was amended on May 3, 2018, upon shareholder approval, primarily to allow grants of other types of stock–based awards, such as awards valued in whole or in part by reference to the value of shares of Horizon common stock. All share data has been adjusted for the 3:2 stock split on June 15, 2018 and November 14, 2016.

The restricted shares can vest over a period of time established by the Committee at the time of each grant, but the restricted shares already granted under the 2013 Plan generally cliff vest at the end of three years of continuous employment. Holders of restricted shares have the same dividend and voting rights as unrestricted shares. The restricted shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight–line method over the vesting period. There were no unvested restricted shares outstanding in the 2013 Plan as of December 31, 2024 and December 31, 2025.

The performance shares that are awarded become earned and vested based on the achievement of certain performance goals during a performance period as established by the Committee at the time of each grant. The performance goals under the outstanding grant agreements are based on a comparison of the Company's average performance over the performance period for the return on common equity, compounded annual growth rate of total assets, and return on average assets, all as relative to the average performance for publicly traded banks with total assets between $1 billion and $5 billion on the SNL Bank Index. Holders of performance share awards receive pass–through dividends but do not have any voting rights before the performance shares are earned and vested. There were no unvested performance shares outstanding in the 2013 Plan as of December 31, 2024 and December 31, 2025.

The options shares granted under the 2013 Plan vest at a rate designated per the individual agreements.

The fair value of options granted is estimated on the date of the grant using an option–pricing model. There have been no options granted since 2019.

(Table dollars in thousands except for per share data)

A summary of option activity under the 2013 Plan as of December 31, 2025, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	94,798	$ 16.87	2.84 years	$ 56,985
Granted	—	—		—
Exercised	(7,695)	10.38		126,429
Forfeited	(1,500)	16.76		—
Expired	—	—		—
Outstanding, end of year	85,603	$ 17.46	2.00 years	$ 14,805
Exercisable, end of year	85,603	$ 17.46	2.00 years	14,805

There have been no options granted under the 2013 Plan during the years 2025, 2024 and 2023. The total intrinsic value of stock options exercised was approximately $126 thousand, $418 thousand, and $355 thousand for the years ended December 31, 2025, 2024, and 2023.

On January 19, 2021, the Board of Directors adopted the Horizon Bancorp 2021 Omnibus Equity Incentive Plan ("2021 Plan"), which was approved by the Company's shareholders on May 6, 2021. Under the 2021 Plan, Horizon may issue up to 1,787,548 common shares, plus the number of shares that are tendered to or withheld by Horizon in connection with the exercise of options under the 2021 Plan plus that number of shares that are purchased by Horizon with the cash proceeds received upon option exercises. The Committee is authorized to grant any type of award to a participant that is consistent with the provisions of the 2021 Plan. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance units, performance shares or any combination of these awards. The Committee determines the provisions, terms and conditions of each award.

The restricted shares can vest over a period of time established by the Committee at the time of each grant, but the restricted shares already granted under the 2021 Plan generally cliff vest at the end of three years of continuous employment. Holders of restricted shares have the same dividend and voting rights as unrestricted shares. The restricted shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight–line method over the vesting period.

The performance shares that are awarded become earned and vested based on the achievement of certain performance goals during a performance period as established by the Committee at the time of each grant. The performance goals under the outstanding grant agreements are based on a comparison of the Company's average performance over the performance period for the return on common equity, compounded annual growth rate of total assets, and return on average assets, all as relative to the average performance for publicly traded banks with total assets between $5 billion and $10 billion on the SNL Bank Index. Holders of performance awards receive pass–through dividends but do not have any voting rights before the performance shares are earned and vested.

The option shares granted under the 2021 Plan vest at a rate designated per the individual agreements. As of December 31, 2025, there have been no stock options granted under the 2021 Plan.

(Table dollars in thousands except for per share data)

A summary of the status of Horizon's non–vested restricted and performance shares under the 2021 Plan as of December 31, 2025 are presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	718,197	$ 13.73
Vested	(374,108)	14.74
Granted	146,436	15.76
Forfeited	(34,021)	20.03
Non-vested, end of year	456,504	13.08

The total fair value of shares vested during 2025, 2024 and 2023 were $5.9 million, $2.0 million, and $1.8 million, respectively.

The Company did not have option-based compensation expense applicable to the Company's share-based compensation plans for the years ended December 31, 2025 or December 31, 2024. The Company does not have any unrecognized option-based compensation expense related to unvested options as of December 31, 2025.

Compensation expense recognized in the income statement for restricted share and performance share based payment arrangements during 2025, 2024 and 2023 was $1.6 million, $4.6 million, and $3.6 million. The recognized tax benefit related thereto was approximately $340 thousand, $963 thousand, and $753 thousand for the years ended December 31, 2025, 2024 and 2023.

There was no cash received from option exercise under all share–based payment arrangements for the years ended December 31, 2025 and 2024. The actual tax benefit realized for the tax deductions from option exercise of the share–based payment arrangements totaled $22 thousand, $72 thousand, and $58 thousand, for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, there was $2.4 million of total unrecognized compensation cost related to all non–vested share–based compensation arrangements granted under all of the plans. That cost is expected to be recognized over a weighted–average period of 11 months.

Note 21 – Derivative Financial Instruments

Our hedging policy allows the use of interest rate derivative instruments to manage our exposure to interest rate risk or hedge specified assets and liabilities. All derivative instruments are carried on the balance sheet at their estimated fair value and are recorded in other assets or other liabilities, as appropriate, and in the net change in each of these financial statement line items in the accompanying consolidated statement of cash flows.

Fair Value Hedges

Fair value hedges are intended to manage interest rate risk associated with the underlying hedged items. The Company utilizes fair value hedges and applies the portfolio layer method to hedge stated amounts within a closed portfolio of certain available-for-sale mortgage-backed debt securities.

To mitigate the impact of interest rate fluctuations on fair value, the Company previously entered into interest rate swap agreements on individual loans, converting the fixed rate loans to a variable rate. The Company also previously utilized fair value hedges to hedge investment securities, converting the fixed rate security to a variable rate. Changes in fair value of both the hedge instruments and the underlying loan and security agreements are recorded as gains or losses in interest income. During the year ended December 31, 2024, the Company terminated the fair value hedges on loans and securities, recording a deferred gain of $2.3 million on the loan termination that will be accreted into interest income over the remaining life of the underlying loans, and a mark-to-

(Table dollars in thousands except for per share data)

market adjustment of $0.3 million that was recorded in non-interest income on the termination of the fair value hedges against investment securities. The remaining accretion on the loans was $1.7 million at December 31, 2025.

During the year ended December 31, 2025, the Company entered into interest rate swap agreements designated as fair value hedges of interest rate rate risk associated with certain fixed-rate investment securities. The swaps are intended to hedge changes in fair value attributable to fluctuations in that benchmark rate. Changes to fair value hedges on mortgage-backed securities are recorded as gains or losses in interest income. The hedged items consist of mortgage-backed securities which are located in the 'Investment securities, available for sale' line item on the consolidated balance sheet. The hedge relationship fair value is recorded in the "other liabilities" line item on the consolidated balance sheet. The hedge relationships had stated maturities ranging from March 27, 2040 to March 27, 2042.

The company assesses hedge effectiveness on a monthly basis using regression analysis, the fair value hedges are considered highly effective.

Other Derivative Instruments

From time to time, we may enter into certain interest rate swaps that are not designated as hedging instruments. These interest rate derivative contracts relate to transactions in which we enter into an interest rate swap with a customer while concurrently entering into an offsetting interest rate swap with a third-party financial institution. We agree to pay interest to the customer on a notional amount at a variable rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, we agree to pay a third-party financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. These interest rate derivative contracts allow our customers to effectively convert a variable rate loan to a fixed rate loan.

The Company enters into non–hedging derivatives in the form of mortgage loan forward sale commitments with investors and commitments to originate mortgage loans as part of its mortgage banking business. At December 31, 2025, the Company’s fair value of these derivatives were recorded and over the next 12 months are not expected to have a significant impact on the Company’s net income.

Changes in fair value of both the forward sale commitments and commitments to originate mortgage loans were recorded and the net gains or losses included in the Company’s gain on sale of loans.

(Table dollars in thousands except for per share data)

The following tables summarize the fair value of our derivative financial instruments utilized by the Company on a gross basis for the periods indicated.

	Asset Derivatives December 31, 2025		Liability Derivatives December 31, 2025	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives designated as hedging instruments				
Interest rate contracts - fair value hedges	$ 121,542	$ 307		$ —
Total derivatives designated as hedging instruments	121,542	307		—
Derivatives not designated as hedging instruments				
Interest rate contracts -customer accommodation	460,276	13,658	460,276	13,658
Mortgage loan contracts	—	—	11,254	14
Commitments to originate mortgage loans	3,644	94	—	—
Total derivatives not designated as hedging instruments	463,920	13,752	471,530	13,672
Total derivatives	585,462	14,059	471,530	13,672
Total derivatives subject to enforceable master netting arrangements, gross	585,462	14,059	471,530	13,672
Less: Gross amounts offset	—	—	—	—
Total derivatives subject to enforceable master netting arrangements, net	$ 585,462	$ 14,059	$ 471,530	$ 13,672

	Asset Derivatives December 31, 2024		Liability Derivatives December 31, 2024	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives designated as hedging instruments				
Interest rate contracts - fair value hedges	$ —	$ —	$ —	$ —
Total derivatives designated as hedging instruments	—	—	—	—
Derivatives not designated as hedging instruments				
Interest rate contracts - customer accommodation	521,520	28,817	521,520	28,817
Mortgage loan contracts	6,155	27	—	—
Commitments to originate mortgage loans	6,856	202	—	—
Total derivatives not designated as hedging instruments	534,531	29,046	521,520	28,817
Total derivatives	534,531	29,046	521,520	28,817
Total derivatives subject to enforceable master netting arrangements, gross	534,531	29,046	521,520	28,817
Less: Gross amounts offset	—	—	—	—
Total derivatives subject to enforceable master netting arrangements, net	$ 534,531	$ 29,046	$ 521,520	$ 28,817

While the Company is party to master netting arrangements with most of its swap derivative counterparties, the Company has elected to not offset derivative assets and liabilities under these agreements on its consolidated balance sheets.

Collateral exchanged between the Company and dealer bank counterparties is generally subject to thresholds and transfer minimums, and usually consists of marketable securities. At December 31, 2025, the Company did not pledge any marketable securities as collateral.

(Table dollars in thousands except for per share data)

The effect of the derivative and the hedged item in fair value hedging relationships on the consolidated statements of income for the year-ended December 31 is as follows:

	Location of gain (loss) recognized on derivative and Hedge item	Amount of Gain (Loss) Recognized on Derivative and Hedged Item Years Ended December 31		
		2025	2024	2023
Derivatives designated as hedging instruments				
Interest rate contracts - fair value hedge	Interest income - loans receivable	$ —	$ 1,166	$ 1,169
Hedged item		—	(1,166)	(1,169)
Interest rate contracts - fair value hedge	Interest income - investment securities	332	(220)	240
Hedged item		(307)	220	(240)
Total		$ 25	$ —	$ —

The effect of derivatives not designated as hedging instruments on the consolidated statements of income for the year-ended December 31 is as follows:

	Location of gain (loss) recognized on derivative	Amount of Gain (Loss) Recognized on Derivative Years Ended December 31		
		2025	2024	2023
Derivative not designated as hedging relationship				
Mortgage loan contracts	Non-interest income-gain (loss) on sale of loans	$ (42)	$ 68	$ 83
Commitments to originate mortgage loans	Non-interest income-gain (loss) on sale of loans	(108)	(67)	(159)
Total		$ (150)	$ 1	$ (76)

The following tables summarize the carrying amount and associated cumulative basis adjustment related to the application of hedge accounting that is included in the carrying amount of hedged assets and liabilities in fair value hedging relationships.

	Amortized Cost of Hedged Items		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Items	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Available for Sale Debt Securities	$ 122,442	$ —	$ (307)	$ —

Note 22 – Disclosures about Fair Value of Assets and Liabilities

The Fair Value Measurements topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated financial statements, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the period ended December 31, 2025. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Available for sale securities

When quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Treasury and federal agency securities, state and municipal securities, US. government agency mortgage-backed securities, and mortgage–backed pools and corporate notes. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs. Observable inputs include dealer quotes, market spreads, cash flow analysis, the U.S. Treasury yield curve, trade execution data, market consensus prepayment spreads and available credit information and the bond's terms and conditions. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed–income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector grouping, and matrix pricing. In addition, model processes, such as an option adjusted spread model, is used to develop prepayment and interest rate scenarios for securities with prepayment features. Level 3 securities use the discounted cash flow model or other market indicators to calculate the fair values.

Equity securities in other assets

The fair value of the Company's equity investments in other assets is estimated by a third party utilizing readily determinable fair values quoted on an active market. These investments include the Company's non-qualified deferred compensation plan (see Note 14 - Non-Qualified Deferred Compensation Plan). The Company informally funded its obligation to plan participants in a rabbi trust, which is consolidated by the Company, and is comprised of investment options similar to those selected by the Participants. The assets held in the rabbi trust were reported at their estimated fair value and were included in cash and other assets in the Company's consolidated balance sheets. The related accrued benefit cost (representing the Company's benefit obligation to participants) is recorded as an offsetting liability in other liabilities in the Company's consolidated balance sheets. These assets are classified within Level 1 of the valuation hierarchy.

Interest rate swap agreements

The fair value of the Company's interest rate swap agreements is estimated by a third party using inputs that are primarily unobservable including a yield curve, adjusted for liquidity and credit risk, contracted terms and discounted cash flow analysis, and therefore, are classified within Level 2 of the valuation hierarchy.

Commitments to originate mortgage loans and mortgage loan contract assets/liabilities

The Company's forward commitments are valued based on quoted prices for similar assets in an active market with inputs that are observable.

(Table dollars in thousands except for per share data)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying financial statements measured at fair value on a recurring basis and the level within the FASB ASC fair value hierarchy in which the fair value measurements fall at the following:

	December 31, 2025			
	Carrying Amount	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Available for sale securities				
U.S. Treasury and federal agencies	16,905	—	16,905	—
State and municipal	319,665	—	319,665	—
U.S. government agency mortgage-backed securities	494,174	—	494,174	—
Corporate notes	44,670	—	40,799	3,871
Total available for sale securities	875,414	—	871,543	3,871
Equity securities in other assets	7,871	7,871	—	—
Held for trading securities	3,883	—	3,883	—
Interest rate swap agreements asset	13,965	—	13,965	—
Commitments to originate mortgage loans	94	—	94	—
Liabilities				
Mortgage loans contracts	(14)	—	(14)	—
Interest rate swap agreements liability	(13,658)	—	(13,658)	—

	December 31, 2024			
	Carrying Amount	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Available for sale securities				
U.S. Treasury and federal agencies	$ 1,801	$ —	$ 1,801	$ —
State and municipal	201,834	—	201,834	—
U.S. government agency mortgage-backed securities	14,543	—	14,543	—
Corporate notes	15,499	—	15,499	—
Total available for sale securities	233,677	—	233,677	—
Equity securities	595	595	—	—
Interest rate swap agreements asset	28,817	—	28,817	—
Commitments to originate mortgage loans	202	—	202	—
Mortgage loan contracts	27	—	27	—
Liabilities:				
Interest rate swap agreements liability	(28,817)	—	(28,817)	—

HORIZON BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Table dollars in thousands except for per share data)

Level 3 recurring fair value measurements:

The following tables present the changes in fair value for assets classified within Level 3 of the fair value hierarchy. During 2025, the Company recorded its only Level 3 fair value measurement, an available-for-sale corporate debt security, which was transferred from Level 2 to Level 3 due to increased reliance on significant unobservable inputs used in the discounted cash flow model. At the time of transfer, the security had an amortized cost of $5 million and the Company recognized an initial allowance for credit losses $150 thousand and an initial write down of $2.1 million; the fair value at the transfer date is reflected within "Transfers into Level 3". Subsequent changes during the year included an adjustment to the allowance for credit losses of $30 thousand (reflecting the decrease in the allowance for credit losses to $120 thousand). These valuation inputs primarily relate to expected cash flow timing, credit assumptions, and the discount rate applied to those cash flows:

	Year Ended December 31
Level 3 instruments at fair value	**2025**
Fair value beginning of year	—
Transfers into Level 3 (at fair value on transfer date)	$ 2,787
Total gains/losses included in earnings (subsequent ACL change - AFS securities)	30
Total gains/losses included in OCI	1,054
Ending balance – December 31, 2025	$ 3,871

Certain other assets are measured at fair value on a non-recurring basis in the ordinary course of business and are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment):

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025				
Collateral dependent loans	$ 7,429	$ —	$ —	$ 7,429
December 31, 2024				
Collateral dependent loans	$ 3,797	$ —	$ —	$ 3,797

Collateral Dependent Loans: For loans identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

(Table dollars in thousands except for per share data)

The following table presents qualitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements, other than goodwill, at December 31, 2025 and 2024.

	December 31, 2025			
	Carrying Amount	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	$ 7,429	Collateral based measurement	Discount to reflect current market conditions and ultimate collectability	34.2%–67.4% (30.6%)

	December 31, 2024			
	Carrying Amount	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	$ 3,797	Collateral based measurement	Discount to reflect current market conditions and ultimate collectability	16.1%–40.1% (36.6%)

Note 23 – Fair Value of Financial Instruments

The estimated fair value amounts of the Company's financial instruments were determined using available market information, current pricing information applicable to Horizon and various valuation methodologies. Where market quotations were not available, considerable management judgment was involved in the determination of estimated fair values. Therefore, the estimated fair value of financial instruments shown below may not be representative of the amounts at which they could be exchanged in a current or future transaction. Due to the inherent uncertainties of expected cash flows of financial instruments, the use of alternate valuation assumptions and methods could have a significant effect on the estimated fair value amounts.

The following table does not include certain financial instruments that are recorded at fair value on a recurring basis, including some non-recurring financial instruments. See Note 22 for more details.

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of Horizon taken as a whole. The disclosed fair value estimates are limited to Horizon's significant financial instruments at December 31, 2025 and December 31, 2024. These include financial instruments recognized as assets and liabilities on the consolidated balance sheet as well as certain off–balance sheet financial instruments. The estimated fair values shown below do not include any valuation of assets and liabilities which are not financial instruments as defined by the FASB ASC fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents – Cash and cash equivalents are composed of: cash and due from banks, interest-bearing deposits in banks, and federal funds sold. The carrying amounts approximate fair value.

Interest-Earning Time Deposits – The carrying amounts approximate fair value.

Held-to-Maturity Securities — For debt securities held to maturity, fair values are based on quoted market prices or dealer quotes. For those securities where a quoted market price is not available, carrying amount is a reasonable estimate of fair value based upon comparison with similar securities.

Loans Held for Sale — For mortgage loans, the fair value is derived from third party pricing models, based on active quotes. For non-mortgage loans, the assets are carried at the lower of cost or fair value.

Net Loans — The fair value of net loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors.

FHLB Stock — Fair value of FHLB stock is based on the price at which it may be resold to the FHLB

Interest Receivable/Payable — The carrying amounts approximate fair value.

Deposits — The fair value of demand deposits, savings accounts, interest bearing checking accounts and money market deposits is the amount payable on demand at the reporting date and are classified within Level 1. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturity and are classified within Level 2.

Borrowings — Rates currently available to Horizon for debt with similar terms and remaining maturities are used to estimate fair values of existing borrowings.

Subordinated Notes — The fair value of subordinated notes is based on discounted cash flows based on current borrowing rates for similar types of instruments.

Junior Subordinated Debentures to Capital Trusts — Rates currently available for debentures with similar terms and remaining maturities are used to estimate fair values of existing debentures.

(Table dollars in thousands except for per share data)

The following tables present estimated fair values of the Company's financial instruments and the level within the fair value hierarchy in which the fair value measurements fall.

	December 31, 2025			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and due from banks	$ 66,813	$ 66,813	$ —	$ —
Interest- bearing deposits in banks	72,646	72,646	—	—
Federal funds sold	—	—	—	—
Cash and cash equivalents	139,459	139,459	—	—
Interest earning time deposits	—	—	—	—
Investment securities, held to maturity	—	—	—	—
Loans held for sale	9,778	—	9,778	—
Loans, net	4,825,243	—	—	4,695,231
Stock in FHLB	45,713	—	45,713	—
Interest receivable	29,733	—	29,733	—
Liabilities				
Non-interest bearing deposits	$ 1,078,708	$ 1,078,708	$ —	$ —
Interest bearing deposits	4,196,709	3,094,231	1,100,237	—
Borrowings	248,586	—	248,580	—
Subordinated notes	98,215	—	98,835	—
Junior subordinated debentures issued to capital trusts	57,688	—	51,468	—
Interest payable	12,892	—	12,892	—

(Table dollars in thousands except for per share data)

	December 31, 2024			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and due from banks	$ 92,300	$ 92,300	$ —	$ —
Interest-earning deposits	201,131	201,131	—	—
Federal funds sold	—	—	—	—
Cash and cash equivalents	293,431	293,431	—	—
Interest earnings time deposits	735	—	735	—
Investment securities, held to maturity	1,867,690	—	1,566,268	—
Loans held for sale	67,597	—	64,824	2,773
Loans (excluding loan level hedges), net	4,795,060	—	—	4,611,702
Stock in FHLB	53,826	—	53,826	—
Liabilities				
Non-interest bearing deposits	$ 1,064,818	$ 1,064,818	$ —	$ —
Interest bearing deposits	4,535,834	3,446,680	1,084,986	—
Borrowings	1,232,252	—	1,230,860	—
Subordinated notes	55,738	—	55,284	—
Junior subordinated debentures issued to capital trusts	57,477	—	48,559	—
Interest payable	11,137	—	11,137	—

Note 24 – General Litigation

From time to time, Horizon and its subsidiaries are involved in various legal proceedings incidental to the conduct of their business. Management does not expect that the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations. The specific litigation referenced in the 2024 Form 10-K have been resolved in 2025.

(Table dollars in thousands except for per share data)

Note 25 – Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Horizon Bancorp, Inc.:

Condensed Balance Sheets

	December 31 2025	December 31 2024
Assets		
Total cash and cash equivalents	$ 81,246	$ 86,938
Investment in subsidiaries	770,811	803,799
Other assets	17,254	9,806
Total assets	$ 869,311	$ 900,543
Liabilities		
Subordinated notes	$ 98,215	$ 55,738
Junior subordinated debentures issued to capital trusts	57,688	57,477
Other liabilities	25,157	23,748
Stockholders' Equity	688,251	763,580
Total liabilities and stockholders' equity	$ 869,311	$ 900,543

Condensed Statements of Income

	Years Ended December 31		
	2025	2024	2023
Income:			
Dividend income from subsidiaries	$ 40,000	$ 38,000	$ 55,500
Other income	343	117	431
Total Income:	**$ 40,343**	**$ 38,117**	**$ 55,931**
Expenses:			
Interest expense	9,653	7,906	8,226
Salaries and employee benefit expense	2,101	5,351	3,502
Other expense	1,190	434	370
Total expenses:	**$ 12,944**	**$ 13,691**	**$ 12,098**
Income Before Undistributed Income of Subsidiaries	**$ 27,399**	**$ 24,426**	**$ 43,833**
Undistributed Income (loss) of Subsidiaries	(181,244)	8,198	(17,838)
Income (Loss) Before Tax	**$ (153,845)**	**$ 32,624**	**$ 25,995**
Income Tax Benefit	3,363	2,805	1,986
Net Income (Loss) Available to Common Shareholders	**$ (150,482)**	**$ 35,429**	**$ 27,981**

(Table dollars in thousands except for per share data)

Condensed Statements of Comprehensive Income (Loss)

	Years Ended December 31		
	2025	2024	2023
Net Income (Loss)	$ (150,482)	$ 35,429	$ 27,981
Other Comprehensive Income (Loss)			
Change in fair value of derivative instruments			
Change in fair value of derivative instruments for the period	—	—	(523)
Reclassification adjustment for swap termination gain realized in income	—	—	(1,453)
Income tax effect	—	—	415
Changes from derivative instruments	—	—	(1,561)
Change in securities:			
Unrealized gain (loss) for the period on available for sale securities	(284,181)	(120)	20,728
Amortization (accretion) from transfer of securities from available for sale to held to maturity securities	(2,395)	(657)	(691)
Reclassification adjustment for securities (gains) losses realized in income	299,538	39,140	32,052
Income tax effect	(2,657)	(8,055)	(10,939)
Unrealized gains (losses) on securities	10,305	30,308	41,150
Other Comprehensive Income (Loss), Net of Tax	10,305	30,308	39,589
Comprehensive Income (Loss)	$ (140,177)	$ 65,737	$ 67,570

(Table dollars in thousands except for per share data)

Condensed Statements of Cash Flows

	Years Ended December 31		
	2025	**2024**	**2023**
Operating Activities			
Net income (loss)	$ (150,482)	$ 35,429	$ 27,981
Items not requiring (providing) cash			
Equity in undistributed net income of subsidiaries	181,244	(8,198)	17,838
Change in:			
Share based compensation	1,621	4,586	3,586
Other assets	(8,026)	(4,621)	7,184
Other liabilities	1,236	3,717	(413)
Net cash provided by operating activities	25,593	30,913	56,176
Investing Activities			
Capital contribution to subsidiary	(138,108)	—	—
Other investing activities	735	1,829	1,762
Net cash provided by (used in) investing activities	(137,373)	1,829	1,762
Net cash used in investing activities			
Other change in borrowings	—	—	378
Dividends paid on common shares	(29,488)	(28,328)	(28,311)
Net settlement of share awards	(4,089)	(1,371)	(1,221)
Proceeds from issuance of stock	97,950	—	—
Net proceeds from issuance of subordinated notes	98,215	—	—
Repayment of subordinated notes	(56,500)	—	(3,132)
Other	—	4,146	—
Net cash provided by (used in) financing activities	106,088	(25,553)	(32,286)
Net Change in Cash and Cash Equivalents	(5,692)	7,189	25,652
Cash and Cash Equivalents at Beginning of Year	86,938	79,749	54,097
Cash and Cash Equivalents at End of Year	$ 81,246	$ 86,938	$ 79,749

Note 26 - Segment Reporting

Horizon Bancorp has one reportable segment. Business activities are managed on a consolidated basis and revenues are derived primarily through commercial banking, offering retail banking and private wealth management from North America. Horizon Bancorp's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM assesses performance and allocates resources based on consolidated net income, as reported on the *Consolidated Statement of Income*, and the same accounting policies are applied as described in the Note 1 - Nature of Operations and Su*mmary of Significant Accounting Policies*.

The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the business or distribute dividends to shareholders. The CODM also uses net income in competitive analysis by benchmarking against Horizon Bancorp's competitors. The competitive analysis, along with the monitoring of budgeted versus actual results, is used in assessing performance of the segment and in establishing management's compensation.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors, and Shareholders
Horizon Bancorp, Inc.
Michigan City, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Horizon Bancorp, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses ("ACL")

As described in Note 5 to the consolidated financial statements, the Company's allowance for credit losses ("ACL") was approximately $51.3 million at December 31, 2025. The Company utilized the Cumulative Loss Rate method in determining expected future credit losses. The loss rate method measures the amount of loan charge–offs, net of recoveries, ("loan losses") recognized over the life of a closed pool and compares those loan losses to the outstanding loan balance of that pool as of a specific point in time ("pool date"). The credit loss factors applied are determined based on the weighted average of externally developed macroeconomic scenarios that take into consideration the Company's economic outlook as derived through forecast macroeconomic variables. Management utilized economic forecast scenarios including both National and Regional econometrics, as well as management judgment, as the basis for the forecast period.

We identified the economic forecast adjustment element of the quantitative component of the ACL as a critical audit matter. The principal considerations for our determination included the significant judgment and estimation by management in the determination of reasonable and supportable forecasts of macroeconomic variables.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding of the Company's process for establishing the ACL, including the economic forecast adjustment.

- Evaluated the design and tested the operating effectiveness of key controls over the completeness and accuracy of economic factor inputs into the model, and the significant judgments applied in the application of economic forecast adjustments.

- Assessed management's process for developing the economic forecasting adjustments and determining the reasonableness of the forecasting adjustments applied in the ACL estimate which included:

  - Evaluating managements reasonable and supportable weighting of economic forecast scenarios, using evidence from internal and external sources.

  - Evaluating whether the macroeconomic variables selected by management to determine economic forecasts are correlated to historical net charge-offs of the Company.

- Evaluated the mathematical accuracy of the economic forecast adjustments applied in the ACL estimate.

- Evaluated the reasonableness of the overall ACL and related economic forecasting adjustments to determine whether the ACL appropriately reflects expected credit losses by assessing trends in relevant factors and evaluating the relationship of those trends to the overall ACL and related economic forecast adjustments applied to the ACL.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 1998.

Indianapolis, Indiana
March 13, 2026

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors, and Shareholders
Horizon Bancorp, Inc.
Michigan City, Indiana

Opinion on the Internal Control Over Financial Reporting

We have audited Horizon Bancorp, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated March 13, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Indianapolis, Indiana
March 13, 2026

HORIZON BANCORP, INC.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Management is responsible for the preparation and presentation of the consolidated financial statements and related notes on the preceding pages. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and include amounts that are based on management's best estimates and judgments. Financial information elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

In meeting its responsibility for the accuracy of the consolidated financial statements, management relies on Horizon's system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded to permit the preparation of appropriate financial information. The system of internal controls is supplemented by a program of internal audits to independently evaluate the adequacy and application of financial and operating controls and compliance with Company policies and procedures.

The Audit Committee of the Board of Directors meets periodically with management, the independent accountants and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the consolidated financial statements and internal accounting controls. The independent accountants have full and free access to the Audit Committee and meet with it to discuss auditing and financial reporting matters.

The consolidated financial statements in the Annual Report have been audited by Forvis Mazars, LLP, an independent registered public accounting firm, for 2025, 2024 and 2023. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included consideration of internal accounting controls, tests of accounting records and other audit procedures to the extent necessary to allow them to express their opinion on the fairness of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision of and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, Horizon has evaluated the effectiveness of the design and operation of its disclosure controls (as defined in Rule 13a–15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of December 31, 2025, Horizon's disclosure controls and procedures were effective to ensure that the information required to be disclosed by Horizon in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow for timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of Horizon is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a–15(f) under the Exchange Act. Horizon's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of Horizon's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Horizon's internal control over financial reporting as of December 31, 2025 was effective based on the specified criteria.

Attestation Report of Registered Public Accounting Firm

Forvis Mazars, LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. The report, which expresses an unqualified opinion of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, is included in this Annual Report on Form 10–K in Item 8, following Forvis Mazars, LLP's audit report.

Changes in Internal Control Over Financial Reporting

Horizon's management, including its Chief Executive Officer and Chief Financial Officer, also have concluded that no changes in the Company's internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None of our Directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, during the fiscal quarter ended December 31, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

HORIZON BANCORP, INC.

PART III

Certain information is omitted from this report pursuant to General Instruction G. (3) of Form 10–K as Horizon intends to file with the Commission its definitive Proxy Statement for its 2026 Annual Meeting of Shareholders (the "Proxy Statement") pursuant to Regulation 14A of the Exchange Act, not later than 120 days after December 31, 2025.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to Horizon's directors and executive officers required by this item is found in the Proxy Statement under "Proposal I — Election of Directors" and "Information About Our Executive Officers", respectively, and is incorporated into this report and item by reference.

The information relating to the Audit Committee of the Board of Directors required by this item is found in the Proxy Statement under "Corporate Governance — Audit Committee" and is incorporated into this report and item by reference.

The information contained under the section captioned "Delinquent Section 16(a) Reports" in the Proxy Statement is incorporated into this report and item by reference.

Horizon's "Code of Ethics for Executive Officers and Directors" applies to its directors, chief executive officer and chief financial officer. The code is available on Horizon's website at http://www.horizonbank.com/ in the section headed "About Us – Investor Relations" under the caption "Corporate Information – Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

The information on executive and director compensation and compensation committee matters required by this item can be found in the Proxy Statement under "Corporate Governance," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation Tables", "Other Compensation and Compensation-Related Policies" and "Compensation of Directors" and is incorporated into this report and item by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table presents information regarding grants under all equity compensation plans of Horizon through December 31, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted–Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	85,603	$ 17.46	861,388
Equity compensation plans not approved by security holders	—	$ —	—
	85,603	17.46	861,388

The other information required by this item can be found in the Proxy Statement under "Common Share Ownership of Management and Certain Beneficial Owners" and is incorporated by reference into this report and item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is found in the Proxy Statement under "Corporate Governance" and "Certain Business Relationships and Transactions" and is incorporated by reference into this report and item.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference into this report and item from the Proxy Statement section captioned "Auditor Fees and Services."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed As Part of This Annual Report on Form 10–K:

1. Financial Statements

The following financial statements are filed as part of this document under Item 8:

Consolidated Balance Sheets at December 31, 2025 and 2024

Consolidated Statements of Income, years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income, years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Stockholders' Equity, years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows, years ended December 31, 2025, 2024 and 2023 Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

Financial statement schedules are omitted for the reason that they are not required or are not applicable, or the required information is included in the financial statements.

3. Exhibits

The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are as follows:

Exhibit Number	Description	Incorporated by Reference/Attached
3.1	Amended and Restated Articles of Incorporation of Horizon Bancorp, Inc. effective May 16, 2018	Incorporated by reference to Exhibit 3.1 to Registrant's Form 8–K filed on May 16, 2018
3.2	Amended and Restated Bylaws of Horizon Bancorp, Inc.	Incorporated by reference to Exhibit 3.2 to Registrant's Form 8–K filed on December 20, 2022
4.1	Description of Common Stock	Incorporated by reference to Exhibit 4.1 to Registrant's Form 10–K for the year ended December 31, 2020
4.2	Indenture, dated as of October 21, 2004, between Horizon Bancorp and Wilmington Trust Company related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 4.1 to Registrant's Form 10–K for the year ended December 31, 2009
4.3	Amended and Restated Declaration of Trust of Horizon Bancorp Capital Trust II, dated as of October 21, 2004, related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 4.2 to Registrant's Form 10–K for the year ended December 31, 2009
4.4	Junior Subordinated Indenture, dated as of December 15, 2006, between Horizon Bancorp and Wilmington Trust Company	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8–K filed on December 21, 2006
4.5	Amended and Restated Trust Agreement of Horizon Bancorp Capital Trust III, dated as of December 15, 2006	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8–K filed on December 21, 2006
4.6	Indenture for Subordinated Debt, dated June 24, 2020, between Horizon Bancorp, Inc. and Wilmington Trust, National Association	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8–K filed on June 24, 2020
4.7	First Supplemental Indenture, dated June 24, 2020, between Horizon Bancorp, Inc. and Wilmington Trust, National Association	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8–K filed on June 24, 2020

Exhibit Number	Description	Incorporated by Reference/Attached
4.8	Indenture for Subordinated Debt, dated August 29, 2025, between Horizon Bancorp, Inc. and Wilmington Trust, National Association	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8–K filed on August 29, 2025
4.9	Form of 7.00% Fixed-to-Floating Rate Subordinated Note due September 15, 2035 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.8 above)	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed on August 29, 2025
10.3*	Horizon Bancorp 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to Registrant's definitive Proxy Statement for its 2014 Annual Meeting of Shareholders
10.4*	Form of Nonqualified Stock Option Agreement under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on June 18, 2013
10.5*	Form of Nonqualified Stock Option Agreement (Restrictive Covenant) under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on June 18, 2013
10.6*	Form of Performance Share Award Agreement under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on March 27, 2017
10.7*	Form of Performance Share Award Agreement (Restrictive Covenant) under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on March 27, 2017
10.8*	Form of Restricted Stock Award Agreement under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.9 to Registrant's Form10–K filed on February 28, 2018
10.9*	Form of Restricted Stock Award Agreement (Restrictive Covenant) under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.10 to Registrant's Form 10–K filed on February 28, 2018
10.10*	Horizon Bancorp, Inc. 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to Registrant's definitive Proxy Statement for its 2021 Annual Meeting of Shareholders
10.11*	Amended Form of Restricted Stock Award Agreement (time–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K/A filed on April 16, 2025
10.12*	Amended Form of Restricted Stock Award Agreement (performance–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K/A filed on April 16, 2025
10.13*	Form of Restricted Stock Unit Award Agreement (time–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.4 to Registrant's Form 8–K filed on May 11, 2021
10.14*	Form of Restricted Stock Unit Award Agreement (performance–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.15 to Registrant's Form 10–K filed on March 9, 2022
10.15*	Form of Stock Option Award Agreement	Incorporated by reference to Exhibit 10.6 to Registrant's Form 8–K filed on May 11, 2021
10.16*	1997 Supplemental Executive Retirement Plan, as amended and restated as of January 1, 1997, with amendments through December 19, 2017	Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222329)
10.17*	2005 Supplemental Executive Retirement Plan, effective as of January 1, 2005, with amendments through December 19, 2017	Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222329)

Exhibit Number	Description	Incorporated by Reference/Attached
10.18*	Horizon Bancorp Nonqualified Deferred Compensation Plan (effective as of January 1, 2025)	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on December 20, 2024
10.19*	1998 Directors Deferred Compensation Plan, with amendments through December 19, 2017	Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222330)
10.20*	Amended and Restated 2005 Directors Deferred Compensation Plan, dated December 19, 2017	Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222330)
10.21*	Description of Executive Officer Bonus Plan	Incorporated by reference to Exhibit 10.15 to Registrant's Form 10–K for the year ended December 31, 2020
10.22*	Employment Agreement (Mark E. Secor), dated as of November 6, 2023	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on November 7, 2023
10.23*	Amendment to Employment Agreement (Mark E. Secor), dated May 10, 2024	Incorporated by reference to Exhibit 10.3 to Registrant's Form 8-K filed on May 13, 2024.
10.24*	Amended and Restated Change in Control Agreement (Mark E. Secor), May 10, 2024	Incorporated by reference to Exhibit 10.4 to Registrant's Form 8–K filed on May 13, 2024
10.25*	Change in Control Agreement (Kathie A. DeRuiter), dated January 1, 2020	Incorporated by reference to Exhibit 10.4 to Registrant's Form 8–K filed on January 7, 2020
10.26*	Change in Control Agreement (Todd A. Etzler), dated January 1, 2020	Incorporated by reference to Exhibit 10.6 to Registrant's Form 8–K filed on January 7, 2020
10.27*	Amended and Restated Employment Agreement (Thomas M. Prame), dated June 1, 2023	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on May 18, 2023
10.28*	Amended and Restated Change in Control Agreement (Thomas M. Prame), dated June 1, 2023	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on May 18, 2023
10.29*	Amendment to Change in Control Agreement (Kathie A. DeRuiter), dated December 1, 2022	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on December 1, 2022
10.30*	Amendment to Change in Control Agreement (Todd A. Etzler), dated December 1, 2022	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on December 1, 2022
10.31*	Change in Control Agreement (Lynn M. Kerber), dated October 1, 2020	Incorporated by reference to Exhibit 10.33 to Registrant's Form 10–K filed on March 15, 2023
10.32*	Amendment to Change in Control Agreement (Lynn M. Kerber), dated December 1, 2022	Incorporated by reference to Exhibit 10.34 to Registrant's Form 10–K filed on March 15, 2023
10.33*	Employment Agreement (John R. Stewart), dated May 10, 2024	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on May 13, 2024
10.34*	Change in Control Agreement (John R. Stewart), dated May 10, 2024	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed on May 13, 2024
10.35	Form of Subordinated Note Purchase Agreement, dated as of August 29, 2025, by and among Horizon Bancorp, Inc. and the Purchasers	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on August 29, 2025
10.36	Form of Registration Rights Agreement, dated as of August 29, 2025 by and among Horizon Bancorp, Inc. and the Purchasers	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed on August 29, 2025

Exhibit Number	Description	Incorporated by Reference/Attached
14		Incorporated by reference to Exhibit 14 to Registrant's Form 8–K filed on December 21, 2017
19.1**		Attached
21		Attached
23		Attached
31.1		Attached
31.2		Attached
32.1		Attached
32.2		Attached
97		Incorporated by reference to Exhibit 97 to Registrant's Form 10-K filed on March 15, 2024
101	Inline Interactive Data Files	Attached
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Embedded Within the Inline XBRL Document

*   Indicates exhibits that describe or evidence management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10–K.

**   Portions of this exhibit have been redacted pursuant to Item 601(a)(6) of Regulation S-K. The Company undertakes to furnish a copy of all unredacted and omitted schedules and exhibits to the SEC upon its request.

ITEM 16. FORM 10–K SUMMARY

Not included.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


Horizon Bancorp, Inc.
Registrant


Date: March 13, 2026   By: /s/ Thomas M. Prame

Thomas M. Prame
Chief Executive Officer (Principal Executive Officer)

Date: March 13, 2026   By: /s/ John R. Stewart

John R. Stewart
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date	Signature and Title
March 13, 2026	/s/ Eric P. Blackhurst
	Eric P. Blackhurst, Chairman of the Board and Director
March 13, 2026	/s/ Kevin W. Ahern
	Kevin W. Ahern, Director
March 13, 2026	/s/ Lawrence E. Burnell
	Lawrence E. Burnell, Director
March 13, 2026	/s/ James B. Dworkin
	James B. Dworkin, Director
March 13, 2026	/s/ Brian W. Maass
	Brian W. Maass, Director
March 13, 2026	/s/ Larry S. Magnesen
	Larry S. Magnesen, Director
March 13, 2026	/s/ Michele M. Magnuson
	Michele M. Magnuson, Director
March 13, 2026	/s/ Steven W. Reed
	Steven W. Reed, Director
March 13, 2026	/s/ Michele A. Samuels
	Michele A. Samuels, Director
March 13, 2026	/s/ Brian C. Walker
	Brian C. Walker, Director
March 13, 2026	/s/ Vanessa P. Williams
	Vanessa P. Williams, Director



Corporate Headquarters
515 Franklin Street
Michigan City, IN 46360
888-873-2640
HorizonBank.com

A NASDAQ Traded Company - Symbol HBNC